Form 20-F
period 2001-12-31
SONG NETWORKS HOLDING AB
filed 2002-04-03
CIK 1108352

As filed with the Securities and Exchange Commission on April 3, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2001

Commission file number 333-11556

__________

SONG NETWORKS HOLDING AB

(Exact name of Registrant as specified in its charter)

___________

THE KINGDOM OF SWEDEN

(Jurisdiction of incorporation or organization)

___________

Svärdvägen 19

SE-182 15 Danderyd

SWEDEN

(Address of principal executive offices)

___________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, par value SEK 0.05 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary shares, par value SEK 0.05 per share

___________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

165,885,177 outstanding ordinary shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☒

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The historical statement of operations and cash flow data for the years ended December 31, 1999, 2000 and 2001 and the balance sheet data as of December 31, 2000 and 2001 have been derived from our consolidated financial statements, which have been audited by Ernst & Young AB and appear elsewhere in this annual report. The historical statement of operations and cash flow data for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997 and 1998 have been derived from our audited consolidated financial statements. All financial data set forth in the following table is prepared in accordance with U.S. GAAP.

You should read this information in conjunction with Item 5 -"Operating and Financial Review and Prospects" our consolidated financial statements in Item 18 and other financial data included elsewhere in this annual report.

	Year Ended December 31,
	1997	1998	1999	2000	2001	2001
	SEK	SEK	SEK	SEK	SEK	USD
	(in thousands, except share and per share data)
Statement of Operations Data:
Operating revenues	13,107	64,468	232,376	1,047,861	2,167,808	207,305
Operating expenses:
Cost of revenues, excluding depreciation and amortization	(12,965)	(52,332)	(177,325)	(668,384)	(1,426,705)	(136,434)
Selling, general and administrative (1)	(12,427)	(63,775)	(291,421)	(715,832)	(1,452,653)	(138,915)
Depreciation and amortization	(1,977)	(6,158)	(33,931)	(239,054)	(711,388)	(68,029)

Total operating expenses	(27,369)	(122,265)	(502,677)	(1,623,270)	(3,590,746)	(343,379)

Operating loss	(14,262)	(57,797)	(270,301)	(575,409)	(1,422,938)	(136,074)
Interest income (expense), net	5	(426)	(125,043)	(197,866)	(469,223)	(44,871)
Other income (expense), net (1)	-	-	(437)	(3,176)	(44,160)	(4,223)
Foreign exchange gains (losses)	2	(16)	(5,873)	(36,025)	95,137	9,098

Loss before income taxes	(14,255)	(58,239)	(401,654)	(812,476)	(1,841,184)	(176,070)
Income tax (expense) benefit	-	-	(2,098)	4,568	10,051	961

Net loss	(14,255)	(58,239)	(403,752)	(807,908)	(1,831,133)	(175,109)

Basic and diluted loss per share	(0.48)	(0.93)	(5.51)	(5.79)	(11.31)	(1.08)

Weighted average number of shares outstanding (2)	29,802,740	62,786,301	75,967,879	139,642,274	161,857,919	161,857,919

Cash Flow Data:
Net cash used in operating activities	(8,829)	(51,221)	(42,672)	(1,374,633)	(369,977)	(35,380)
Net cash used in investing activities	(11,876)	(14,058)	(2,717,395)	(2,806,869)	(2,172,326)	(207,737)
Net cash provided by financing activities (3)	54,826	33,174	3,563,386	4,537,810	1,886,787	180,431
Other Financial Data:
EBITDA (4)	(12,283)	(51,655)	(242,680)	(375,556)	(658,176)	(62,941)
Capital expenditures	(11,876)	(17,719)	(381,738)	(1,625,509)	(2,983,748)	(285,332)
Ratio of earnings to fixed charges (5)	-	-	-	-	-	-

	December 31,
	1997	1998	1999	2000	2001	2001
	SEK	SEK	SEK	SEK	SEK	USD
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and restricted cash (6)	34,530	2,657	1,388,042	1,755,545	663,569	63,456
Short-term investments	-	-	1,247,911	1,819,723	783,241	74,900
Working capital (6)	29,606	(7,342)	1,890,446	3,046,226	2,412,433	230,698
Property and equipment, net	11,733	50,047	473,113	2,955,886	5,624,736	537,887
Total assets	57,077	86,197	3,752,639	8,584,961	9,925,094	949,125
Long-term debt, net	-	16,158	3,278,330	3,512,969	5,399,313	516,330
Redeemable preferred shares	-	-	183,638	-	-	-
Total liabilities	15,738	59,650	4,063,826	4,811,282	7,617,929	728,494
Total shareholders' equity	41,339	26,547	(311,187)	3,773,679	2,307,165	220,631

	Unaudited Three Months Ended
	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001

Other Operating Quarterly Data:
Revenues (in thousands SEK)	361,314	417,266	502,652	626,858	621,032
Total business customers (at period end)	12,980	13,858	19,726	20,505	20,728
Number of employees (at period end)	971	1,082	1,333	1,176	1,076
Number of sales employees (at period end)	195	221	273	224	208

__________

(1) Other income (expense), net was previously included in General and Administrative expenses, but has been reclassified to a separate caption in 2001.

(2) Reflects a 20-for-1 stock split approved by our shareholders on December 23, 1999. The increase in the weighted average numbers of shares outstanding at December 31, 2000 is due principally to the sale of 28,333,333 ordinary shares from our initial public offering in March 2000 as well as to the conversion of 36,772,800 convertible preference shares to ordinary shares in connection with our initial public offering in March 2000. The increase in the weighted average numbers of shares outstanding at December 31, 2001, is due principally to the 6,300,000 ordinary shares issued for the acquisition of Telia Finland Oy in June 2001 and 2,367,385 ordinary shares issued for the stock options exercised during 2001.

(3) For the year ended December 31, 2001, net cash provided by financing activities of SEK 1.9 billion ($180.3 million) included SEK 1.5 billion ($142.8.8 million) of net proceeds from the offering of euro notes by Song Networks N.V. in January 2001. For the year ended December 31, 2000, net cash provided by financing activities of SEK 4.5 billion ($480.5 million) included SEK 4.5 billion ($472.8 million) of net proceeds from our initial public offering of shares in March 2000. For the year ended December 31, 1999, net cash provided by financing activities of SEK 3.6 billion ($377.3 million) included (1) SEK 1.2 billion ($129.7 million) and SEK 869 million ($92.0 million) in net proceeds from the offering of dollar units and euro units, respectively, by Song Networks N.V. in May 1999, (2) SEK 1.26 billion ($133.1 million) in net proceeds from the offering of euro notes by Song Networks N.V. in December 1999 and (3) SEK 209.5 million ($22.2 million) of net proceeds from the sale of our convertible preference shares and ordinary shares in a private placement during 1999.

(4) We define EBITDA as earnings (loss) before interest, income taxes and depreciation and amortization. EBITDA is included, because management believes it is a useful indicator of our ability to incur and service debt. EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of our results of operations or liquidity. Funds depicted by this measure may not be available for management's discretionary use (due to covenant restrictions, debt service payments, and other commitments). Because companies do not calculate EBITDA identically, the presentation of EBITDA contained herein may not be comparable to other similarly entitled measures of other companies.

(5) The ratio of earnings to fixed charges is calculated by dividing (1) income (loss) before income taxes plus fixed charges by (2) fixed charges. Fixed charges consist of interest expense. Earnings plus fixed charges were insufficient to cover fixed charges by SEK 14.1 million ($1.5 million) in 1997, SEK 57.2 million ($6.1 million) in 1998, SEK 216.4 million ($22.9 million) in 1999, SEK 387.1 million ($41.0 million) in 2000 and SEK 1,237.8 million ($118.4 million).

(6) The decrease in cash and cash equivalents, restricted cash and working capital at December 31, 2001 was primarily caused by significant investments in capital expenditure and through the funding of operating losses. The increase in cash and cash equivalents, restricted cash and working capital at December 31, 2000 reflects the net proceeds from our initial public offering of shares in March 2000. The increase in cash and cash equivalents, restricted cash and working capital at December 31, 1999, reflects the net proceeds from the offerings of dollar units and euro units by Song Networks N.V. in May 1999 and euro notes in December 1999 and restricted cash of approximately SEK 793.1 million ($84.0 million) received as net proceeds from the offering of the dollar units and the euro units issued by Song Networks N.V. in May 1999. This cash was used to purchase U.S. government securities and European government securities, which were used to secure and fund the first six scheduled interest payments on the dollar notes and euro notes constituting part of the dollar units and the euro units.

Exchange Rate Information

Currency of Presentation

In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "Swedish kronor," "Swedish krona" and "SEK" are to the lawful currency of the Kingdom of Sweden, all references to "Norwegian kroner," "Norwegian krone" and "NOK" are to the lawful currency of the Kingdom of Norway, all references to "Danish kroner," "Danish krone" and "DKK" are to the lawful currency of the Kingdom of Denmark, all references to "Finnish markka" or "FIM" are to the former currency of the Republic of Finland and all references to "euro" or "EUR" are to the lawful currency of the countries of the European Monetary Union, of which Finland is a member. In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "dollars," "USD" or "$" are to the lawful currency of the United States.

Amounts stated in dollars, unless otherwise indicated, have been translated from Swedish kronor, Norwegian kroner, Danish kroner or euro at assumed rates solely for convenience and should not be construed as representations that the Swedish krona, Norwegian krone, Danish krone or euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or any other rate. Unless we otherwise specify, we have translated dollar amounts from Swedish kronor at the rate of $1.00 = SEK 10.4571, from Norwegian kroner at the rate of $1.00 = NOK 8.93, from Danish kroner at the rate of $1.00 = DKK 8.35 and from euro at the rate of $1.00 = EUR 0.89, using the respective noon buying rates in The City of New York for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2001. Finland has adopted the euro as of January 1, 1999. We do not make any representation that the amounts in Swedish kronor, Norwegian kroner, Danish kroner, Finnish markkas or euro have been, could have been or could be converted into dollars at the rates indicated or at any other rates.

On March 27, 2002, the noon buying rate for Swedish kronor was $1.00 = SEK 10.35, the noon buying rate for Norwegian kroner was $1.00 = NOK 8.84, the noon buying rate for Danish kroner was $1.00 = DKK 8.52 and the noon buying rate for euro was $1.00 = EUR 0.87.

Unless otherwise indicated, financial information in this annual report has been prepared in accordance with generally accepted accounting principles in the United States.

The following table sets forth, for the periods indicated, information concerning the noon buying rate for Swedish kronor, expressed in Swedish kronor per dollar. Such rates are provided solely for the convenience of the reader and should not be construed as a representation that Swedish krona amounts actually represent such dollar amounts or that such Swedish krona amounts could have been, or could be, converted into dollars at that rate or at any other rate. We did not use such rates in the preparation of our consolidated financial statements included in this annual report.

Swedish Kronor Exchange Rate Year Ended December 31,	Average Rate(1)	High	Low	Period- End Rate

1997	7.67	8.08	6.87	7.94
1998	7.97	8.21	7.58	8.10
1999	8.30	8.65	7.71	8.51
2000	9.17	10.36	8.35	9.44
2001	10.33	11.05	9.28	10.46
2002 (through March 27)	10.71	10.78	10.16	10.35

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

Month-End Swedish Kronor Exchange Rate	High	Low

September 2001	10.96	10.34
October 2001	10.73	10.38
November 2001	10.73	10.43
December 2001	10.88	10.40
January 2002	10.78	10.20
February 2002	10.72	10.39
March 2002 (through March 27)	10.53	10.16

Definitions

The terms "Song Networks Holding," "we", "our", "us" and similar terms are used to refer specifically to Song Networks Holding AB, a public company with limited liability formed under the laws of The Kingdom of Sweden, together with its operating subsidiaries, unless otherwise indicated or unless the context otherwise requires. The term "Song Networks N.V." is used to refer to Song Networks N.V. formerly known as Tele1 Europe N.V., a wholly owned subsidiary of Song Networks Holding, together with Song Networks N.V.'s operating subsidiaries, unless otherwise indicated or unless the context otherwise requires. The term "Song Networks Group" refers to Song Networks Holding, together with its direct and indirect subsidiaries. As used herein, the "Nordic region" means the countries of Sweden, Norway, Denmark and Finland.

Metric Equivalents

For your convenience, the following table sets out the relationship between key metric measures used in this annual report and imperial equivalents:

1 Kilometer	= 0.6214 Miles
1 Meter	= 3.2808 Feet

___________

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Risks related to our financial situation

To service our indebtedness, we will require a significant amount of cash. If we are unable to raise needed capital, we could be declared bankrupt.

Our consolidated interest expense for the year ended December 31, 2001 was approximately SEK 601.0 million ($57.5 million). Accordingly, we will have to increase substantially our net cash flow in order to meet our debt service obligations. In addition, after May 15, 2002, we will no longer be able to rely on cash that has been set aside in escrow to meet our debt service obligations on notes sold by Song Networks N.V. in May 1999. There is no certainty that we will be able to generate sufficient cash flow from operating activities to pay interest and principal on our outstanding debt. Our ability to make future payments on and, if necessary, to refinance our indebtedness, including the outstanding notes of Song Networks N.V., and to fund planned capital expenditures will depend on our ability to generate sufficient cash flow in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We may need to refinance all or a portion of our indebtedness, including the outstanding notes of Song Networks N.V., on or before maturity. Any such refinancing could involve the issuance of equity which could significantly dilute the interests of our current shareholders. However, we may not be able to refinance any of our indebtedness on commercially reasonable terms or at all. In that case, we might be declared bankrupt, if we were unable to service our indebtness when due.

To continue implementing our business plan, we will need additional financing. If we fail to secure sufficient additional financing, our business will be adversely affected and we may effectively cease to be able to conduct our business.

We will require additional capital to continue our business plan and sustain our growth. Moreover, the actual timing of our future capital requirements may differ materially from our current estimates, due to various factors, many of which are beyond our control. We expect to have a limited funding gap within the 18 month period beginning January 1, 2002. In order to address this funding gap, our management is considering a number of different options to raise capital, however, there can be no assurance that we will be able to obtain the additional financing we need on commercially reasonable terms or at all.

If we fail to obtain sufficient additional financing, we will effectively cease to be able to conduct our business and we may be forced to declare bankruptcy, liquidate our operations or sell our subsidiaries and other assets. In that event, it is possible that, after satisfaction of our liabilities, there may be no amount available for distribution to our shareholders. Moreover, even if we are able to obtain additional debt or equity investment, such investment could be conditioned on substantial dilution to our existing shareholders and on either conversion of our outstanding debt securities to a significantly more junior ranking position within our overall capital structure, or the repurchase of those debt securities below current market prices.

We have incurred substantial losses that may continue indefinitely and make it difficult to fund our operations.

We have generated operating losses and negative cash flow and EBITDA from our operating activities to date. For the year ended December 31, 2001, we had a loss from operating activities of approximately SEK 1,422.9 million ($136.1 million), negative cash flow from operating activities of SEK 370.0 million ($35.4 million) and negative EBITDA of approximately SEK 658.2 million ($62.9 million). For the year ended December 31, 2000, we had a loss from operating activities of approximately SEK 578.6 million ($55.3 million), negative cash flow from operating activities of SEK 1.4 billion ($133.9 million) and negative EBITDA of approximately SEK 375.6 million ($35.9 million). For the year ended December 31, 1999, we had a loss from operating activities of approximately SEK 270.7 million ($25.9 million), negative cash flow from operations of SEK 42.7 million ($4.1 million) and negative EBITDA of approximately SEK 242.7 million ($23.2 million). We expect to continue to incur further operating losses and negative EBITDA in the near term. There is a risk that we may never be profitable.

Prices of communications services have fallen in Europe in recent years, and it is possible that prices will continue to decline. In addition, we have recently observed signs of general weakness in the European markets, including in the Nordic region, for carrier, dial-up Internet access and Internet hosting services. This slowdown in the European telecommunications markets could slow the growth in our revenue and our ability to achieve profitability. We cannot be certain that we will achieve, or once achieved, be able to maintain, operating profits or positive cash flows in the future, in which case we will be unable to meet our working capital or debt service requirements.

Our substantial debt could adversely affect our operations and financial health and prevent us from fulfilling our obligations, which could put us at a competitive disadvantage.

We have substantial indebtedness. Our subsidiary Song Networks N.V. issued and sold dollar notes and dollar units in aggregate principal amount of $150,000,000, and euro notes and euro units in aggregate principal amount of EUR 100,000,000 in May 1999. Song Networks N.V. issued and sold notes in aggregate principal amount of EUR 150,000,000 and EUR 175,000,000 in December 1999 and January 2001, respectively. As of December 31, 2001, our total debt was approximately SEK 5.4 billion ($516.3 million), our total liabilities were approximately SEK 7.6 billion ($728.5 million) and our shareholders' equity was approximately SEK 2.3 billion ($220.6 million).

For the year ended December 31, 2001, our earnings were insufficient to cover our fixed charges by approximately SEK 1,237.8 million ($118.4 million).

Our substantial indebtedness could have important consequences for you. For example, it could:

- increase our vulnerability to adverse general economic and industry conditions,

- limit our ability to obtain additional financing to fund future capital expenditures, working capital and other general corporate requirements,

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate,

- place us at a competitive disadvantage compared to those of our competitors that have less debt, and

- require us to dedicate a substantial portion of our cash flow from operations to servicing our debt, reducing the availability of our cash flow to fund working capital and other general corporate requirements.

Despite current levels of indebtedness, we still may be able to incur substantially more debt, which could exacerbate the risks described above.

The indentures governing the notes issued by Song Networks N.V. in May and December of 1999 and January of 2001 do not limit the amount of indebtedness that we may incur to finance the cost of development of our network. The indentures also permit us to incur a significant amount of additional indebtedness in the future, which may be secured. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceedings, the holders of any secured indebtedness will be entitled to proceed against the collateral that secures such indebtedness. In addition, our failure to comply with the covenants and restrictions contained in the agreements governing any additional borrowings could trigger defaults under such agreements. Such defaults could result in a default under Song Networks N.V.'s indentures. If new debt is added to our current debt levels, the related risks that we now face could intensify. We may incur additional indebtedness in the future.

To continue implementing our business plan, we will need additional financing. If we fail to secure sufficient additional financing, our business will be adversely affected and we may effectively cease to be able to conduct our business.

We will require additional capital to continue our business plan and sustain our growth. Moreover, the actual timing of our future capital requirements may differ materially from our current estimates, due to various factors, many of which are beyond our control. We expect to have a limited funding gap within the next 18 months. In order to address this funding gap, our management is considering a number of different options, including issuing additional equity. In order to be in a position to respond quickly to favorable market conditions, our management will make preparations for a new share issuance during 2002 or the beginning of 2003. There can be no assurance that we will be able to obtain the additional financing we need on commercially reasonable terms or at all.

If we fail to obtain sufficient additional financing, we will effectively cease to be able to conduct our business and we may be forced to declare bankruptcy, liquidate our operations or sell our subsidiaries and other assets. In that event, it is possible that, after satisfaction of our liabilities, there may be no amount available for distribution to our shareholders. Moreover, even if we are able to obtain additional debt or equity investment, such investment could be conditioned on substantial dilution to our existing shareholders and on either conversion of our outstanding debt securities to a significantly more junior ranking position within our overall capital structure, or the repurchase of those debt securities below current market prices.

A few customers represent a significant portion of our revenues. If we were to lose any of these customers, our revenues could decrease significantly.

A significant portion of our business is transacted with four customers. These customers cumulatively accounted for 23%, 17% and 21% of our revenues for the years ended December 31, 1999, 2000 and 2001, respectively. There can be no assurance that we will be able to retain these customers or other large customers. The loss, or a decrease, of business from one or more of these customers might result in our revenues decreasing proportionately.

Risks related to our subsidiaries

If our direct or indirect subsidiaries are restricted from providing us or Song Networks N.V. with funds, we might not be able to meet our obligations.

We have no operating activities of our own. As a result, we are wholly dependent on distributions from our direct and indirect subsidiaries, including Song Networks N.V. and its subsidiaries, to generate funds necessary for our operations. In general, claims of a subsidiary's creditors, such as trade creditors, secured creditors and unsecured creditors holding indebtedness and guarantees issued by such subsidiary, will have priority with respect to the assets and earnings of that subsidiary over the claims of its parent company as a shareholder. Any claims made by us as shareholder of Song Networks N.V., therefore, will effectively be subordinated to claims of Song Networks N.V.'s creditors, including holders of its notes.

The ability of our subsidiaries to pay dividends and to make payments on intercompany debt owed to us is limited by the terms of our indentures and may be restricted by, among other things, applicable corporate and other laws and regulations and the terms of agreements to which our direct or indirect subsidiaries may be subject. For example, under Swedish, Norwegian, Danish and Finnish law, dividends may be paid only out of:

- the subsidiary's profit for the year in accordance with the approved profit and loss account for the latest accounting year, and

- the subsidiary's equity in accordance with the approved balance sheet for the latest accounting year following deductions for:

- share capital and statutory reserves,

- uncovered loss,

- book value of research and development, goodwill and net deferred tax asset recorded in the balance sheet and

- that part of the profit for the year that, by statutory provision or in accordance with the articles of association, must be allocated to undistributable reserve or cannot be distributed as dividends.

Moreover, dividends may not be paid if a payment of dividends would be counter to prudent and sound business practice with due consideration of any loss which may have been incurred after the balance sheet date. In addition, in Norway, dividends may not be paid if the equity, according to the balance sheet, amounts to less than 10% of the balance sheet in total. These restrictions could have a material adverse effect on us.

In addition, we may from time to time provide loans to one or more of our subsidiaries under intercompany loan agreements, some of which may take the form of subordinated loans. The subordinated nature of such loans may have an adverse effect on the ability of our subsidiaries to pay us amounts owed. In addition, in the event of a bankruptcy of one or more of our subsidiaries, we cannot assure you that any loans from us to our subsidiaries will be respected under Swedish, Norwegian, Danish or Finnish bankruptcy law as indebtedness owing to us, particularly in light of our potential conversion from time to time of such loans to equity contributions by us to the extent necessary to maintain positive shareholder's equity in such subsidiaries.

In addition, Song Networks N.V. has no operating activities of its own. As a result, it, in turn, is wholly dependent on the earnings of, and distributions from, its subsidiary operating companies to generate funds necessary to meet its obligations, including its obligations to make payments on its outstanding notes and on any intercompany debt owed to us by Song Networks N.V. The notes and any intercompany debt owed to us by Song Networks N.V., therefore, effectively will be subordinated to creditors, including trade creditors, of each of Song Networks N.V.'s subsidiaries. As of December 31, 2001, Song Networks N.V.'s consolidated subsidiaries had total liabilities of approximately SEK 2.1 billion ($198.9 million) reflected on Song Networks N.V.'s consolidated balance sheet.

The ability of Song Networks N.V. and our indirect subsidiaries to pay dividends and to make payments on intercompany debt owed to Song Networks N.V. is limited by the terms of Song Networks N.V.'s indentures and may be restricted by, among other things, applicable corporate and other laws and regulations and the terms of agreements to which our indirect subsidiaries may be subject. Song Networks N.V. and our indirect subsidiaries also are subject to other restrictions under the terms of those indentures. These restrictions are outlined in "Item 10-Additional Information-Material Contracts."

In the event of a bankruptcy of Song Networks N.V., or one or more of Song Networks N.V.'s operating subsidiaries, we cannot assure you that any loans made by Song Networks N.V. to its subsidiaries will be respected under Swedish, Norwegian, Danish or Finnish bankruptcy law as indebtedness owing to Song Networks N.V. This risk may be exacerbated by the conversion from time to time of such loans to equity contributions by Song Networks N.V. to its subsidiaries to the extent necessary to maintain positive shareholders' equity in such subsidiaries.

If we, or any of our operating subsidiaries, continue to incur substantial losses, we or any of our subsidiaries could be liquidated.

The laws under which we and our subsidiaries operate differ from U.S. law in a number of areas, including liquidation and the payment of dividends. Under Swedish, Norwegian, Danish and Finnish law, if the losses of any of our subsidiaries in these jurisdictions reduce such subsidiary's equity, as the case may be, to an amount less than 50% of such subsidiary's share capital or, in respect of Norway, such equity becomes inadequate compared to the risks and the size of our subsidiary's business, the directors of the subsidiary would be obligated by law to convene a general shareholders meeting to resolve either:

- to balance the amount of such equity and share capital by;

- increasing the equity in an amount sufficient to achieve such balance, or

- reducing share capital to pay off losses in an amount sufficient to achieve such balance; provided, however, that in respect of Norway, our equity or the equity of the subsidiary remains adequate compared to the risks and the size of such subsidiary's business, or

- to liquidate that subsidiary.

We expect to, and some of our subsidiaries expect to, incur losses in the near term that will reduce share capital. To the extent reductions in the share capital of our subsidiaries are substantial, they could ultimately result in liquidation.

Our subsidiary Song Networks N.V. may face a court ruling to liquidate if it continues to incur substantial losses.

Under the Netherlands Civil Code, a court can liquidate a Dutch N.V. company, at the request of the public attorney, if the company cannot comply with its corporate purposes under its articles due to losses in excess of the equity and the statutory reserves. In certain circumstances the court can order a grace period before imposing liquidation.

We expect Song Networks N.V. to incur losses that will reduce its share capital. To the extent reductions in Song Networks N.V.'s share capital is substantial, it could ultimately result in a public attorney requesting a Dutch court to require Song Networks N.V. to liquidate.

Risks related to our business

If we cannot continue to maintain our network, our ability to remain competitive could be jeopardized, and our revenues could decrease.

Our future success depends upon our ability to operate our communications network and on our ability to maintain:

- experienced and qualified management and staff,

- switch sites, which act as conduits and directors of voice traffic,

- interconnection with the networks of the incumbent telecommunications operators and other carriers,

- necessary licenses,

- transmission facilities, either through construction or access to existing facilities, and

- the necessary easements and rights-of-way from property owners, competitors and various levels of government.

The inability to acquire, when needed, and maintain these things could result in increased costs and delay in offering our services and could have a negative effect on our financial condition and our ability to make payments on our outstanding indebtedness. Even once our network is complete, we may not be able to operate it efficiently. In addition, our network depends on technology and products we obtain from vendors that also supply our competitors. Such vendors may stop supplying us, and we may not be able to find suitable replacements.

The development of our network is based on projections of the growth in traffic volumes and routing preferences and the most cost-effective means of completing and maintaining our network. If these projections are incorrect, our business model could fail.

Our ability to provide our services is dependent on securing and maintaining agreements with third parties for leased capacity and transmission lines.

We depend upon other carriers for leased transmission capacity and long-term leases of dark fiber. Dark fiber is any installed fiber optic cable that does not transmit light or signals. If we are not able to maintain existing leases for fiber optic cable or transmission capacity or, if needed, to obtain other long-term leases on a timely basis, we will not be able to operate our network as planned.

These lease arrangements also may subject us to possible unanticipated price fluctuations and service restrictions or cancellations. These lease arrangements may impose fixed costs on us while the revenues generated will vary based on traffic volume and pricing. If we are unable to generate or sustain sufficient traffic volume over particular routes or are unable to charge appropriate rates for such traffic, we may fail to generate enough revenue to meet the fixed costs associated with our leases.

Our profitability depends in part on our ability to obtain and use capacity arrangements on a cost-effective basis. Conversely, we may underestimate our need for capacity and, therefore, we may be required to obtain transmission capacity through more expensive means. As a result of our financial difficulties, it is possible that certain carriers may be reluctant to do business with us and may prefer to do business with competitors having greater financial resources.

If we are unable to properly manage the rapid expansion of our business, we may not meet our goals for the growth of our company.

The successful operation of our network in accordance with our business plan will result in rapid expansion and considerable increases in the complexity of our operations. This rapid expansion and increased complexity may place a significant strain on our management, operational, financial and other resources. Our ability to manage future growth will depend largely upon our ability to:

- develop efficient operations support and other back office systems, such as billing,

- monitor operations,

- control costs,

- maintain regulatory compliance,

- maintain effective quality controls and significantly expand our internal management, technical, information and accounting systems, and

- attract, assimilate and retain additional qualified personnel.

If we fail to implement any of these measures at a pace consistent with the growth of our business, the expansion of our customer base and service offerings could be adversely affected. In particular, customers could experience delays in connection with service and/or lower levels of customer service, which, in turn, might mean that they choose to do business with one of our competitors in such circumstances our revenues would decrease.

If we fail to remain technologically competitive, we could lose customers or market share.

The communications industry is changing rapidly as a result of significant technological advancements such as continuing developments in fiber, digital subscriber line technology and wireless technologies for providing broadband communications. To continue to compete effectively, we must anticipate and adapt to rapid technological changes and introduce, on a timely basis, competitively priced services that meet constantly changing industry standards and customer preferences. We may choose new technologies that prove to be unprofitable, inadequate or incompatible with the technologies of our customers, providers of transmission capacity or other carriers. As new technologies are developed, we may have to implement these new technologies at a substantial cost to remain competitive. In addition, competitors may implement new technologies before we do, allowing them to provide lower priced or enhanced services or better quality services than we provide. Such a development could hinder our ability to compete, particularly because we seek to distinguish ourselves on the basis of the quality of our services.

We cannot predict the effect that technological changes will have on our business. We will rely in part on third parties, including certain of our competitors and potential competitors, for the development of and access to communications and networking technology. We expect that new products and technologies applicable to our market will emerge. New products and technologies may be superior and/or render obsolete the products and technologies that we currently use. We may be unable to obtain access to new technology on acceptable terms or at all, and we may be unable to adapt to new technologies and offer services in a competitive manner. Further, new technologies and products may not be compatible with our technologies and business plan. We expect that the communication industry will set standards to allow for the compatibility of various products and technologies. However, the industry may not set standards on a timely basis or at all. In addition, many of the products and technologies that we intend to use in our network services are relatively new and unproven and may be unreliable.

If we are unable to secure and maintain interconnection arrangements with facilities providers, our ability to earn revenues could be hindered.

Our ability to provide viable communications services depends upon our ability to secure and maintain interconnection arrangements with incumbent telecommunications operators and other facilities-based providers. Interconnection is required to complete calls that originate on our network and terminate outside our network, or that originate from outside our network and terminate on our network. We entered into interconnection agreements for Sweden with Facilicom on January 16, 1997 and with Telia AB on January 31, 1997. We also entered into an interconnection agreement for Norway with Telenor Telecom Solutions AS on March 24, 2000, for Denmark with TDC A/S on October 13, 1998 and for Finland with Sonera Group Oy on April 23, 1999. We entered into an interconnection agreement with Jazztel PLC, CompleTel Europe N.V. and VersaTel Telecom International N.V. on May17, 2001. Our interconnection agreements have indefinite terms and are terminable by either party at a notice period of three months to one year. We may experience difficulties or delays in negotiating and obtaining favorable interconnection agreements in the future with incumbent telecommunications operators or other facilities-based providers in our target markets. In the event that any companies with which we have entered into these agreements experience financial difficulties, we may lose interconnection across a portion of our network or experience a downgrade in the quality of service that we can provide to customers who benefited from the connections.

Our dependence on incumbent telecommunications operators could cause us to encounter delays in establishing our networks, provisioning lines and upgrading our services. These delays could adversely affect our relationships with our customers, harm our reputation or result in our revenues decreasing.

In addition, although European Union law mandates that member states ensure that incumbent telecommunications operators' interconnection rates are transparent and cost-justified, the willingness of regulators in member states to supervise incumbent telecommunications operators' interconnection rates may vary. A material increase in the interconnection charges that we must pay, or the failure of interconnection charges to decline in line with general reductions in retail communications charges, could result in reduced margins for us or an inability to offer communications services at competitive prices.

We are dependent on the timely delivery of equipment and maintenance from key suppliers.

The operation of our network depends upon our obtaining adequate supplies of switching and other network equipment on a timely basis. At present, we purchase telecommunications equipment from Nokia Telecommunications AB, Cisco Systems Inc., Ericsson AB and Lucent Technologies. From time to time we have experienced network disruptions due to equipment failure that have necessitated maintenance and repair services on an emergency basis. In addition, it is possible that certain suppliers may experience financial difficulties that could adversely affect our ability to obtain necessary supplies. Although we have begun sourcing equipment from other suppliers, our business could be adversely affected if we are unable to obtain adequate supplies, equipment or maintenance in a timely manner from our current suppliers or any alternative supplier, or if there were significant increases in the costs of such equipment.

We depend on sophisticated customer care and billing systems.

We are constantly developing our customer care and billing system to coordinate our key business processes. Sophisticated customer care and billing systems are vital to our growth and our ability to:

- manage and monitor traffic along our network,

- track service provisioning, traffic faults and repairs,

- effect least cost routing,

- achieve operating efficiencies,

- monitor costs,

- bill and receive payments from customers, and

- reduce credit exposure.

Errors or problems with our customer care systems could affect our ability to respond quickly and effectively to our customers and, therefore, the quality of our service. Errors or problems with our billing system could delay our ability to send bills to our customers or to provide billing information on-line. The customer care and billing systems we use will require enhancements and ongoing investments, particularly as traffic volume increases. We may encounter difficulties in enhancing, or integrating new technology into, our systems in a timely and cost-effective manner. Such difficulties could have a material adverse effect on our ability to operate efficiently and to provide adequate customer service.

If we are unable to retain our key personnel and attract and retain additional qualified personnel, our growth and future success may be impaired, and our financial condition could suffer as a result.

We believe that our growth and success will depend in large part on our ability to attract, train, retain and motivate highly skilled and qualified managerial, sales, marketing, administrative, operating and technical personnel. This is important to us in light of the intense competition for qualified personnel in the communications industry in Europe and the limited availability of persons with the requisite knowledge and experience in the particular sectors and countries in which we intend to operate. Our financial condition depends, in part, upon a successful business plan being implemented by qualified personnel. The recent performance of our stock price and our financial difficulties may make it difficult to provide management with sufficient financial incentive under stock option programs or to attract key employees. The loss of key personnel, or the inability to find additional qualified personnel, could result in a worsening of our financial position.

We may have difficulty integrating our acquired businesses and operations, which could mean that we fail to obtain the benefits expected from these transactions.

As part of our business strategy, we have acquired companies in business areas that are complementary to our current operations. We expect to realize operating synergies from these acquisitions. However, there is no assurance that we will be able to achieve the benefits that our management expects to realize or that the expected benefits will be realized within the time frame we contemplate. We also may enter into strategic alliances, make further acquisitions or make investments in other complementary businesses in the future. Any such future strategic alliances, acquisitions or investments would involve risks. Any such strategy would present risks inherent in assessing the value, strengths and weaknesses of acquisition and investment opportunities, and in integrating and managing newly-acquired operations and improving their operating efficiency. In addition, such acquisitions and investments could divert our resources and management time. We cannot be sure that any desired strategic alliance, acquisition or investment could be made in a timely manner or on terms and conditions acceptable to us. We also cannot assure you that we will be successful in identifying attractive acquisition candidates, completing and financing additional acquisitions on favorable terms, or integrating the recent or future business acquisitions or assets into our existing operations.

Our network and our systems equipment are subject to failure.

Our network is subject to a number of risks, several of which are outside of our control, such as:

- the risk of damage to software and hardware,

- power loss,

- natural disasters, and

- general transmission failures.

Any failure of our network or other systems or hardware that causes significant interruptions to our operations could have a material adverse effect on our business, financial condition and results of operations and on our ability to make payments on the notes.

Our operations also are dependent on our ability to integrate successfully new and emerging technologies and equipment into the network, which could increase the risk of system failure and result in further strains upon our network. Prolonged or significant system failures, or difficulties for customers in accessing and maintaining connection with our network, could seriously damage our reputation and result in customer attrition, reduced margins and financial losses.

Risks related to the market

We may encounter continued competition from incumbent telecommunications operators and other operators, which could force us to lower prices and result in decreased margins.

The Nordic region communications industry is a highly competitive market that is subject both to the continued dominance of incumbent telecommunications operators and to the arrival of other new entrants. Sustained price competition could hinder our ability to make a profit.

The incumbent telecommunications operators have significant competitive advantages over non-public telecommunications operator market participants that include:

- cost advantages as a result of economies of scale,

- greater market presence and network coverage,

- greater brand name recognition, customer loyalty and goodwill,

- control over domestic transmission lines and over the access to these lines by other participants, and

- close ties to national regulatory authorities, which may be reluctant to adopt policies that would give rise to increased competition for the incumbent telecommunications operators.

Our competition in the Nordic region comes from the incumbent telecommunications operators, including Telia AB, Telenor AS, TDC A/S and Sonera Oy, as well as other telecommunications operators, including Telenordia AB and Utfors AB in Sweden, Orange A/S in Denmark, Tele2 AS in Norway and Elisa Oy in Finland. We also face competition from new entrants who may have raised or have the ability to raise significant capital and target our customer base. In addition, the Stockholm municipal authority has deployed dark fiber in and around the city, which has been, and is expected to continue to be, made available to communications operators under commercial lease agreements. This may increase competition significantly in that market.

Our policy has been to price our products and services at a discount to the incumbent telecommunications operators, at levels comparable with other new entrants, and to offer high-quality customer care products and services. While decreasing prices are fueling growing demand for bandwidth, they also are narrowing gross profit margins on traffic. Our ability to compete successfully in this environment will depend significantly on our ability to generate high traffic volumes from our customers while keeping our costs of services low. We cannot assure you that we will be able to do so.

Government regulation significantly affects and could have a negative impact on our business.

Unlike U.S. carriers, the incumbent telecommunications operators in each of the Nordic region countries, other than Denmark which has been fully privatized, are owned partially by the national government. This ownership may provide a regulator with an incentive to favor the incumbent telecommunications operator, notwithstanding such regulator's presumed independence. Even if the regulatory authority does not favor the incumbent telecommunications operator, government ownership may free the incumbent telecommunications operator from the dictates of market forces, thus insulating it from factors to which other carriers are subject and giving it an additional competitive advantage.

As a result, we may be incorrect in our assumptions that:

- each country in which we intend to expand our operations will enact and enforce, on a timely basis, the measures necessary to ensure that new entrants can compete with the incumbent telecommunications operators, and

- we will be allowed to provide and to expand our services in the countries according to our business plan.

We also face the risk that future changes in the law, regulations, government or current interpretation of existing laws and regulations in any country in which we operate, or plan to operate, could have a negative impact on our business.

Our international operations are subject to regulatory, tax and exchange rate risks.

We have international operations and, accordingly, are subject to all the inherent risks associated with such operations, including complying with various regulatory and tax regimes, staffing and maintaining foreign operations. Any such risks could have an adverse effect on our future operations.

The revenues, costs and expenses relating to our operating activities are principally in Swedish kronor and other currencies of the Nordic region countries. As a result, our operating activities are subject to currency exchange rate fluctuations as we exchange the proceeds from Song Networks N.V.'s note offerings to pay our costs and expenses.

In addition, the principal and interest due on Song Networks N.V.'s May 1999, December 1999 and January 2001 notes are payable in euros and dollars. Our revenues, however, are and will be in Swedish kronor, Norwegian kroner, Danish kroner and euro. Therefore, our ability to pay the principal and interest due on our debt will be influenced by future exchange rates. None of Sweden, Norway or Denmark has yet adopted the euro as its legal currency, and, as a result, we are subject to additional foreign exchange rate risks. We currently keep an unhedged position on our outstanding long-term loans denominated in euros and dollars and therefore are at risk of losing substantial amounts of capital due to currency movements of the euro or dollar against the Swedish kronor.

Risks related to our controlling shareholders

We are controlled by parties whose interests may not be aligned with ours.

As of December 31, 2001, assuming exercise of all outstanding options exercisable within 60 days, Providence Equity Partners L.P. and Providence Equity Partners II L.P. together held 11.3% of our outstanding shares. Such ownership may present conflicts of interest between Providence Equity Partners L.P. and Providence Equity Partners II L.P. and our other investors if we encounter financial difficulties or if our investors cause us, directly or indirectly, to pursue transactions that could enhance their equity investment to our detriment.

Providence Equity Partners L.P. and Providence Equity Partners II L.P. also have significant investments in other communications companies and may in the future invest in other entities engaged in the communications business, some of which may compete with us. These investors are under no obligation to bring us any investment or business opportunities of which they are aware, even if opportunities are within our scope and objectives. Conflicts also may arise in the negotiation or enforcement of arrangements we may enter into with entities in which these investors, or their affiliates, have an interest.

Other risks

The price of our shares has declined significantly and may experience further declines.

The market price of our shares has declined significantly in recent months and may experience further declines. This reflects a variety of factors, including, the possible need to dilute our existing shareholder base in order to attract further investment, anticipated fluctuations in our financial performance, perceived overhang in the debt or equity markets for telecommunications companies, problems related to our industry which pressure the stock prices industry-wide, announcements of technological innovations by our existing or future competitors, or changes in financial estimates by securities analysts. From time to time, following periods of decline in the market price of a company's securities, securities class action litigation has been instituted in the United States. The institution of any such litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could materially adversely affect our business, results of operations and financial condition.

We are subject to fraud and bad debt risks.

Our revenue for any given period may be adversely affected by any fraud or bad debt that we experience. As a result of the current difficult market and economic environments, we are likely to experience increased levels of bad debt in the future. Any significant levels of fraud and bad debt could have a material adverse effect on our financial condition and results of operations.

We may be liable for information disseminated through our network.

The law relating to the regulation and liability of Internet service providers in relation to information carried or disseminated is still developing. The European Union has enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel and taxation, apply to the Internet.

Decisions, laws, regulations and other activities regarding regulation and content liability may adversely affect the development and profitability of companies offering Internet access services, including us.

The European Union has adopted a directive on certain legal aspects of electronic commerce which aims to establish a consistent legal framework for electronic commerce within the EU. The directive, which applies to us and other service providers established in the EU, required member states to make certain changes to national laws by January 17, 2002.

The imposition of potential liability upon Internet and web hosting service providers for material carried on or disseminated through their systems could require us to implement measures to reduce our liability exposure. Such measures may require that we spend substantial resources or discontinue some product or service offerings. Any of these actions could have a material adverse effect on our business, operating results and financial condition.

Item 4. Information on the Company

This annual report contains forward looking statements.

The statements contained or incorporated by reference in this annual report that are not historical facts are "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes ", "estimates", "expects", "intends" "may", "will" "should" or "nticipates" or the negative of this terminology or other variations thereon or comparable terminology, or by discussions of strategy, that involve risks and uncertainties. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. The forward-looking statements referred to above and contained in this annual report regarding matters that are not historical facts involve predictions. We can give no assurance that the future results will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual outcomes may differ materially because of a number of risks and uncertainties, including those described under the caption "Risk Factors" in Item 3.D. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report may not occur. Please keep this in mind when reviewing this entire annual report and in particular Item 5.B. and Item 3.D. "Key information - Risk Factors - To continue implementing our business plan, we will need additional financing. If we fail to secure sufficient additional financing, our business will be adversely affected and we may effectively cease to be able to conduct our business".

All statements made herein are accurate only as of the date of filing this Form 20-F with the Securities and Exchange Commission and may be relied upon only as of that date. We disclaim any obligation to update forward-looking statements contained herein, except as may be required by law.

A. History and Development of the Company

We are a public holding company, formed under the laws of the Kingdom of Sweden on June 22, 1995. Our registered office is located at Svärdvägen 19, SE-182 15 Danderyd, Sweden, and our and our telephone number is +46 85631 1000.

On June 20, 2001, our subsidiary in Finland, Song Networks Oy, acquired Telia Finland Oy ("Telia Finland"), the Finnish arm of the Swedish telecommunications group, for a purchase price of approximately SEK 490 million, approximately 70% of which was paid in cash and approximately 30% was paid in shares of Song Networks Holding. Telia Finland provides wireline data and telephony services and operates a nationwide network. It had revenues of SEK 460 million in 2000 and has approximately 190 employees. The acquisition accelerates the implementation of our core strategy by significantly speeding up the completion of our network build-out in Finland and more than doubling both the number of customers and the potential revenues from our Finnish network. The acquisition did not include Telia Mobile, Telia International Carrier or the mobile portal Speedy Tomato.

On May 2, 2001, our subsidiary in Sweden, Song Networks AB, acquired parts of Sonera Oy's fixed data operations in Sweden for total consideration of approximately SEK 200 million in cash. The acquired operations had sales of approximately SEK 190 million during 2000, of which approximately two thirds was data and Internet services. Under the terms of the agreement, we acquired approximately 1,000 business customers, as well as related equipment and personnel. We expect that the acquisition will increase our customer base, provide us with expanded service offerings and help us to expand our skilled workforce.

At our annual Shareholders' Meeting on May 16, 2001, our shareholders voted to change the name of our company to Song Networks Holding AB, and on June 5, 2001, our new name was registered with the Swedish Patent and Registration Office. Shortly thereafter our ticker symbol on the Stockholmsbörsen and Nasdaq changed from TEUR to SONW. During April and May 2001, each of our subsidiaries that operated under names containing "Tele1 Europe" replaced this part of their names with "Song Networks".

On July 14, 2000, our subsidiary in Norway, Song Networks AS, acquired all the assets and liabilities of ElTele Rogaland AS, a Norwegian data and broadband operator, for total consideration of approximately NOK 718 million. At the date of the acquisition, ElTele Rogaland owned 33.34% of the shares of Explore IT AS, a Norwegian consulting firm specializing in corporate information technology services. On August 29, 2000, we acquired the remaining 66.66% interest in Explore IT for cash consideration of approximately NOK 11 million. Our acquisition of ElTele Rogaland provides us with a considerably wider broadband network, especially in southwest Norway, while the ownership of Explore IT enables us to target its customers for the sale of our complete service solutions. In addition, in February 2001, we acquired all of the outstanding shares of Fastcom AS, a leading supplier of Internet and data communications solutions to businesses, for cash consideration of approximately NOK 40 million.

In May 2000, our subsidiary in Finland, Song Networks Oy, formerly Tele1 Europe in Finland Oy, expanded our sales and distribution network in Finland with the acquisition of STPJ Oy, a Finnish supplier of private branch exchanges mainly in the Helsinki area. In that same month, we acquired six Finnish telecommunications equipment and subscription resellers. The purchase price for the seven acquired companies was approximately FIM 61 million.

B. Business Overview

We are a growing, competitive provider of broadband communications services headquartered in Stockholm, Sweden. We provide a broad range of communications services, including:

- voice,

- data,

- internet, and

- server and web hosting.

We primarily target business customers with 10 or more employees and/or monthly communications expenditures of at least $1,500, as well as Internet service providers, resellers and other carriers. We believe that this market is underserved by the incumbent telecommunications operators. We also believe that this market is highly attractive due to its rapidly growing communications requirements, particularly with respect to broadband data services. Our business customer base has grown by 60 % over the past year, from 12,980 business customers as of December 31, 2000, to 20,728 business customers, at least 5,605 of which were directly connected to our network, as of December 31, 2001.

Our objective is to strengthen our position as a leading competitive provider of broadband communications services to business customers in the Nordic region. Our current customer base consists of those connected directly to our network and those accessing our services indirectly through third-party networks using a special dial-in prefix. DSL technology allows us to use existing copper wire owned by the incumbent telecommunications operators to transmit data at high speeds for customers that are not connected to our local access networks by our own fiber optic cable.

Our Business Strategy

Our objective is to establish ourselves as the leading competitive provider of broadband communications services to business customers in the Nordic region. To achieve this, we are pursuing a highly focused business strategy, the key elements of which are:

- Target Business Customers-Our target market consists of businesses throughout the Nordic region that have at least 10 employees and/or that spend at least $1,500 per month on communications services. We have identified approximately 100,000 such companies throughout Sweden, Norway, Denmark and Finland representing approximately 250,000 potential client sites. We believe that we are the only competitive broadband network operator focusing primarily on this segment throughout the Nordic region. Our competitors typically target a wider range of customers and/or focus on a geographic subset of our markets and do not tailor their service offerings to the businesses in our target market. We believe that this market is attractive for a number of reasons, including:

- Broadband Communications Requirements-Business customers tend to require customized, sophisticated communications services and have rapidly increasing needs for data services and broadband connectivity. As a result, these customers typically spend a significant amount on communications services.

- Pan-Nordic Service Requirements-Many companies have locations in more than one Nordic city and increasingly seek to source their communications services from carriers that can provide pan-Nordic services. We aim to provide tailor-made data and voice services across these markets.

- Outsourcing/Hosting-Our target customers typically have limited resources dedicated to managing their data and voice communications requirements. As a result, these customers are more likely to outsource all, or a large part, of their data and voice communications requirements.

- Develop Broadband Local Access Networks-We aim to be the leading competitive provider of broadband communications services to business customers through local access networks which we own in major metropolitan areas across the Nordic region. We believe that our ability to deliver end-to-end broadband connectivity is a key competitive advantage in attracting broadband communications traffic. Our ownership and control of local access networks allows us to provide a broad range of bundled services and to control the quality of our services. Our local access networks are designed to deliver data and voice services over a range of standard protocols. We have constructed our local access networks primarily using two methods, fiber and DSL technology.

- Fiber Networks-We intend to primarily connect our customers to our network through direct fiber links. Direct fiber links provide us with the ability to deliver high speed, broadband communications services to our customers with maximum flexibility and reliability and allow us to increase the level of service we provide to our customers as their communications needs increase.

- DSL Networks-We also employ DSL, a technology that utilizes existing copper telephone wires owned by the incumbent telecommunications operator to transmit data at high speeds. DSL technology allows us to extend the reach of our local access network quickly and cost effectively and provide data services to medium-sized customers, particularly at the lower end of our target customer market.

- Offer Bundled Communications Solutions to Customers and Provide Superior Customer Service-We provide bundled communications services, including data, voice, internet, server and web hosting services and value-added services. In addition, we are offering mobile telephone services in Sweden (through Spinbox), Norway and Denmark to complement our existing services. By bundling these services, we believe we are well positioned to penetrate our target markets and build long-term customer relationships. We offer customer service 24 hours a day and seven days a week through our staff of dedicated customer service professionals. We believe that our customer care and billing systems are an important element in attracting, retaining, and selling additional services to customers. Our goal is to continue to build long-term relationships with customers by meeting their needs quickly and creatively, frequently with tailored solutions.

- Strengthen Our Presence in Targeted Cities-We believe that it is important to operate from local offices with local management and personnel. We maintain local offices in 24 cities throughout the Nordic region. We believe that a strong presence in each of our key target cities demonstrates our commitment to the local markets and allows us to respond rapidly to the requirements of our customers. Furthermore, a local presence facilitates and expedites our network build-out. We believe that our local staff are able to leverage our relationships with regulatory and planning authorities and potential providers of rights-of-way to facilitate the build-out of our network.

Our Network

Overview

We have constructed broadband local access fiber networks in areas of business concentration, such as business parks. To directly connect customers to our local access networks we use two methods:

- Fiber optic cable in areas of greatest potential customer concentration, and

- Digital subscriber lines, or DSL, in areas of lesser business concentration or to complement our fiber optic cable. DSL technology lets us use existing copper wire owned by the incumbent public telecommunications operators to transmit data at high speeds for customers that are not connected to our local access network by our own fiber optic cable.

During 2001, we have substantially completed the deployment of local access networks. As of December 31, 2001, we have constructed or acquired approximately 2,546 route kilometers of local access network. We also operate DSL networks throughout the Nordic region and have established 316 DSL points of presence as of December 31, 2001.

Our local access networks are connected by a pan-Nordic intercity network. As of December 31, 2001, our intercity network consists of approximately 12,706 route kilometers consisting of 7,588 route kilometers of fiber or fiber-ready duct that we had acquired or that we had leased over a period of 15-20 years and 5,118 route kilometers of fiber or fiber-ready duct that we have constructed ourselves. Substantially all of our intercity network consist of fiber that we operate under indefeasible rights of use or fiber that we have built and own ourselves, although we will continue to utilize three to five year leases for lower traffic routes.

We operate six Nokia DX200 switches in:

- Stockholm, Gothenburg and Malmö in Sweden,

- Oslo in Norway,

- Copenhagen in Denmark, and

- Helsinki in Finland.

We also operate four Ericsson AXE switches in:

- Stockholm, Gothenburg, and Malmö in Sweden, and

- Helsinki in Finland.

We also operate two Ericsson Engine switches in:

- Stockholm (also connected to Gothenburg and Malmö) in Sweden, and

- Oslo in Norway.

In January 2002, we increased our backbone fiber by approximately 2,500 kilometers through our acquisition of an international fiber optic ring from the bankruptcy estate of Enitel of Norway. This "euroring" allows us to link our Nordic fiber network with the United Kingdom, the Netherlands and Germany, giving us almost unlimited capacity in the Nordic region and Northern Europe.

Our network uses advanced technology and management systems to achieve high reliability and low operating costs and to facilitate rapid capacity expansion. The technologies used in our network automate many of the functions for both network service and management, allowing us to control the entire network, including local access networks, fully redundant, from a network management center in Stockholm. By utilizing a network management center, we are able to minimize staff requirements for managing our whole network and service operations.

Network Architecture

Network Design Principles-Our network is designed to be scalable, flexible and reliable:

Scalability-We have designed our network to offer high capacity in each of its components, including ducts, fiber, our transmission equipment and operating support system platforms. We believe we have enough capacity to provide excess capacity for future growth and allow us to trade and sell a portion of our excess capacity to other telecommunications providers. We have installed transmission equipment on our Nordic backbone to allow us to transmit multiple frequencies of light on the same fiber strand. As a result, the capacity of a single fiber can be increased by approximately 80 times. Our design enables us to deliver high bandwidth to our customers while providing substantial potential for future expansion.

Flexibility-We believe that our network design enables us to respond to changes in service offerings, network standards and protocols. We have designed our network to carry voice switched services separately from data services over the same transmission infrastructure by employing technology that allows us to maximize the amount of information carried on one fiber.

Reliability-Our network provides reliability at multiple levels by using a fully redundant ring structure and synchronous digital hierarchy equipment. This synchronous digital hierarchy equipment automates most of our transmission functions. This enables us to route customer traffic simultaneously in both directions around the network rings, minimizing loss of service in the event of cable damage or equipment failure.

Local Access Networks-Our local access networks are designed to connect our customers with our local points of presence in each target city. Our local access networks consist of fiber built to reach business parks and other areas of business concentration, as well as digital subscriber lines, or DSL that increase our geographic coverage. We have connected our large and medium-sized customers to our network primarily through fiber that we own. Using our own fiber provides us with the ability to deliver high speed broadband communications services to our customers with maximum flexibility and reliability and allows us to increase the level of service we provide to our customers as their communications needs increase. We utilize DSL to connect many of our medium and small-sized business customers to our local access network in order to gain rapid market entry and increase our market share. DSL provides a cost-effective method of providing capacity over copper lines that are owned by incumbent telecommunications operators. We lease copper telephone wires running to end-users from the incumbent telecommunications operators in Sweden, Norway, Denmark and Finland. We believe that our local access networks better enables us to satisfy increasing customer demand for high bandwidth capacity, provide a quicker reaction to customer needs and control our service quality.

The following table summarizes the status of our build-out of pockets as of December 31, 2001.

Country	Under Construction	Completed or Acquired

Sweden	3	23
Norway	-	19
Denmark	-	18
Finland	-	35

Total	3	95

Intercity Network-Our intercity network is designed to carry high concentrations of communications traffic between our local access networks and intracity fiber rings located in major cities in the Nordic region. Our intercity network consists primarily of a combination of fiber that we have constructed and own ourselves, fiber that we lease on a 15 to 20 year basis and medium term capacity leased primarily from the incumbent telecommunications operators, national railway operators and public utilities companies in Sweden, Norway, Denmark and Finland. We have essentially completed the build-out of our intercity network, and in doing so, we have migrated capacity from many of our medium term leased lines to fiber that we have built ourselves or leased on a long term basis. On lower traffic routes, we expect to continue to use leases with terms of three to five years.

The following map and table shows the status of our intercity network as of December 31, 2001:

# Intercity Nordic Network

Lulea
Uleaborg
Umea
Trondheim
Ostersund
Vasa
Alesund
Sundsvall
Tampere
Bergen
Gavle
Borlange
Lahti
Abo
Helsinki
Oslo
Orebro
Stavanger
Stockholm
London
Kristiansand
Gothenburg
Alborg
Arhus
Esbjerg
Copenhagen
Malmo
Padborg
Hamburg
London
Amsterdam
Song Networks
Contracted fiber
Installed fiber
Planned fiber
Leased capacity

Long Term Fiber Intercity Network as of December 31, 2001

Segment	Route kms

Fiber Acquired Under Long Term Leases
Malmö-Copenhagen	30
Copenhagen-Aalborg	464
Stockholm-Sundsvall-Östersund	435
Stockholm-Malmö-Copenhagen	683
Copenhagen-Gothenburg-Oslo	649
Borlänge-Örebro	155
Stockholm-Helsinki	589
Oslo-Stockholm	575
Kolding-Padborg-Esbjerg-Aarhus	510
Borlänge-Östersund	420
Connection of 16 cities in the Scandinavian Ring	400
Aalborg-Gothenburg	200
Fiber Acquisition Under Long Term Leases Planned
Oslo-Kristiansand	170
Fiber Built and Owned
Kristiansand-Stavanger-Bergen	498
Helsinki-Tammerfors-Åbo	432
Norrtälje-Åbo	245
Norrtälje-Kista	100
Uleåborg-Haparanda	110
Norrtälje-Haparanda	1100
Riihimäki-Uleåborg	733
Uleåborg-Åbo	690
Fjordring (Oslo)	300

Each of the segments in this chart has been deployed except Oslo - Kristiansand which is estimated to be deployed August 2002.

Network Equipment

Voice Switches-We own and operate a total of six Nokia DX200 digital switches in Stockholm, Gothenburg, Malmö, Oslo, Copenhagen and Helsinki. We also operate four Ericsson AXE switches in Stockholm, Oslo, Gothenburg and Malmö and two Ericsson Engine switches in Stockholm and Oslo. Our switches are capable of supporting intelligent network and value-added services common in the industry.

Transmission-We have installed synchronous digital hierarchy nodes in points of presence throughout the Nordic region, which enable us to provide direct connections to nearby customer premises. Our synchronous digital hierarchy equipment is supplied by Nokia and Lucent Technologies, which provides us with dense wave division multiplexing technology and synchronous digital hierarchy equipment.

Data-Our data services are mainly based on Cisco routers and data switches.

DSL-Our DSL equipment is mainly supplied by Lucent Technologies and Nokia.

Network Operation and Management Center

We constructed and operate a fully redundant network operations management center in Stockholm that allows for centralized and integrated management of all the equipment deployed in our network. It is fitted with surveillance and control capability, fraud detection and real-time transmission quality enhancements.

In addition, our network management system manages and monitors our network to provide integrated fault management and performance monitoring. The network management system also provides rapid fault isolation and restoration, ensuring call completion without service disruption and reducing traffic congestion by redirecting calls to routes with less traffic.

Our Services

We provide a broad range of communications services and complement our service offerings with some additional services purchased from other service providers. In addition, we place a high priority on the development of new services, because we believe new service offerings are essential in retaining and expanding our customer base and increasing revenue per customer.

Voice Services

Switched Services-We began offering switched services in Sweden in 1997, in Norway and Denmark in 1998 and in Finland in 1999. We provide local, domestic long-distance, international and fixed-to-mobile services.

Value-Added Services-We also provide other value-added services, including intelligent network services, like advanced routing based on customer need criteria and premium rate calling within the Nordic region.

Unified Messaging-Unified messaging permits our customers to access fax-mail, voice-mail and e-mail from any location, including the Internet.

Teleconferencing-Teleconferencing, which we offer in Sweden, Norway and Denmark, will allow three or more customers to be connected through a conferencing bridge and hold a telephone discussion. In addition to the basic functions, teleconferencing can provide a variety of features including visual presentation, recording and sub-conferencing.

Voice Virtual Private Network-A virtual private network connects our customers with their employees in multiple locations over a public network while it appears that they are using their own private network. Virtual private networks also allow customers to allocate invoicing of charges for communication services within a closed user group.

Outsourcing-Our Managed Voice service provides large and medium-sized customers with an economically attractive alternative to their own in-house switching system. Outsourcing reduces operating costs and capital expenditures for customers.

Hosted IP PBX-In 2001 we launched the first net-based telephony service over IP (Internet Protocol) on a large scale on the Swedish and Finnish markets. Hosted IP PBX contains a virtual switchboard function, voice mail, a web-based user interface and administration tool. Customers of this service need only a single connection for both telephony and data.

Mobile Telephony-We complement our core product portfolio by offering mobile services through agreements with local GSM service providers. Our mobile services are primarily marketed to new business customers as part of a bundled wireline and wireless services under one contract.

Data and Internet Services

LAN Interconnect, IP VPN-Our IP VPN service provides a flexible and secure platform for customers to connect to their local area networks. IP VPN has an extensive list of add-on features available, including a centralized firewall, redundant connections, international connections, hosting and dial in services. IP-VPN is a private network where our customers' privacy is secured with MPLS (Multi Protocol Label Switching) technology. IP-VPN access speeds vary from GSM modem speeds to 100 Megabits per second fiber speeds.

International Data Services-We extend the coverage of our IP VPN services through international carriers, that use frame relay and Internet VPN's that are Internet connections where privacy is ensured with encryption and tunneling. Service speeds range from 128 kilobits per second to 2 megabits per second.

Internet Access-We currently offer fixed Internet access to our customers at speeds ranging from 128 kilobits per second to 100 megabits per second.

Managed Bandwidth Services-Managed bandwidth services allow us to set up permanent connections for our customers for dedicated voice and data applications at speeds that meet their capacity needs but also allow us to fully utilize our total capacity among all our customers. Our local managed bandwidth services are available over our own transmission network at speeds from 64 kilobits per second to 1 gigabit per second.

Hosting Services

We provide server hosting services and management of Internet solutions to ensure optimum data traffic transfer. We offer access through thousands of kilometers through our own fiber network in the Nordic countries, in combination with connections to a number of Europe's major connection points.

Shared Hosting-We offer web subscriptions to customers who require smaller web hosting solutions. This service entails renting space on our server, with the possibility to connect different databases and functions such as livestatistics, SQL databases, and password protection of libraries and search engines.

Dedicated Hosting-We offer access to dedicated servers located in a our data centers. Unlike services in a shared hosting environment, this service allows a customer's database to be located on a dedicated server, designed purely for their requirements, offering customers enhanced reliability, security and performance. We are responsible for operations, security, back-ups and continual monitoring of the server to ensure optimum accessibility and performance.

Co-location and Managed Services-We offer specialist co-location and managed services. The basic co-location service means that a customer's equipment is located in a data center where additional services can be added such as surveillance, back-up management and other functions that ensure maximum security. We also offer managed services, where our staff takes responsibility for implementation and ongoing management of system solutions.

Carrier Services

In addition to the services aimed for the business market, we offer a portfolio of services to the Carrier, Reseller and ISP segments.

Network Capacity Services - We offer a secure, fully managed connection to our Nordic fibre network. This service is offered on a Nordic, national and local basis and is offered at bandwidths from 2 Mbit/s to 622 Mbit/s.

Dedicated Wave length - This is a high quality, dedicated point-to-point service offered on a national and Nordic basis that allows carriers and ISPs to build and complement their backbone networks. Dedicated Wavelength is a single connection produced in our Nordic fibre network using modern DWDM technology. We offer a transparent optical channel that monitors the incoming optical signal physically at the entry point of the network while the customer handles the network protection and monitoring of the transmission signal. This service is offered up to 10 Gbit/s.

Access Capacity Services - This service is designed for carriers with a need to connect corporate customers using high quality connections. With a flexible solution based on our fibre access network, capacities from 2 Mbit/s can be connected from the corporate customer site to the carrier point of presence. This service enables the carrier to quickly add new customer sites to its network.

Voice Termination - We transport and terminate telephone traffic into the Nordic countries through our backbone and local interconnects. International termination is offered through international interconnects. Connection to our own network can be established at one or more international switches in Sweden, Norway, Denmark or Finland.

Freephone Transit - We offer intelligent routing that can originate in any of the four Nordic countries. The onward transportation is handled through our own network and is delivered either to a switch, on dedicated circuits, or to the number established by the incumbent telecommunications operator. By using our Freephone Transit carriers can offer their customers calling card services and other value added services. We use our own number series in each country, and all inter-Nordic transportation is carried out through our network ensuring control and high quality.

Reseller Services-We provide services to a number of resellers that are reselling our network services to their own customers under their own brand.

Network Services for Internet Service Providers- We currently offer facilities and transport traffic for Internet service providers. Calls are carried over our network to Internet service providers.

Our Customers

As of September 30, 2000, we began providing information with respect to the number of customer sites directly connected to our network. As of December 31, 2000, we had 3,736 such sites, of which 451 sites were directly connected through owned fiber, 1,885 sites through DSL, 1,353 through leased lines and 47 through radio access. As of December 31, 2001, we had 10,498 such sites, of which 1,208 sites were directly connected through owned fiber, 4,355 sites through DSL, 4,806 through leased lines and 129 through radio access.

Retail Customers

We offer high quality products and services to retail customers, primarily to business customers, because we believe this segment offers significant market opportunities. Generally, these companies have complex communications requirements and lack either the resources or the expertise to develop internal communications infrastructure. We believe that this segment has traditionally been underserved by the incumbent telecommunications operators, that have oriented their customer service primarily on the largest multi-national corporations. As of December 31, 2001, we had 20,728 business customers.

Internet Service Providers

We offer internet service providers the opportunity to have their subscribers access the internet service provider through our network. This increases the use of our network during off-peak hours, since most of these residential subscribers access the network during evenings and weekends. As of December 31, 2001, we provided services to 79 internet service providers.

Resellers and Carriers

Through resellers, we access residential subscribers and smaller businesses that we do not target with our direct sales force. Resellers generally acquire bulk capacity on our network and resell it to customers under their own brands. Resellers operate in a wholesale model, with prices based on percentage margins on our list prices. These resellers target residential subscribers and smaller businesses with voice services and medium to large businesses with both voice and data services, which usually are sold in packaged solutions under the resellers' brand names.

We also terminate traffic in Sweden, Norway, Denmark and Finland for international carriers. We believe that we are able to provide this service to such operators at more favorable rates than they could otherwise obtain because we operate switches that are interconnected with the incumbent telecommunications operator in each of these countries. Although providing carrier services is not our primary business focus, it utilizes capacity on our network with marginal incremental costs.

Backlog

Because of the time required for us to install a fiber connection or for an incumbent telecommunications operator to provide a DSL connection or a leased line, we typically have a backlog of customers with which we have signed agreements to provide various communications services. The average time between entering into a service agreement for a fiber connection to our network is typically three to five weeks, a DSL connection to our network takes approximately four to six weeks and a leased line connection takes eight to ten weeks.

Sales and Marketing

We market our services on the basis of our ability to provide a high quality, comprehensive service offering across the Nordic market. The brand promise of Song Networks is to provide simplicity in communications, giving the customers the opportunity to focus on their own business rather than on our services. We generally offer our technical services and customer service at competitive prices. The quality of our technical services and customer service is at least equal to that of our competition. Our corporate customers typically sign contracts for one to three-year periods.

We build market share by implementing sales and marketing programs to capture new customers and to increase the volume of business with existing customers. We seek to differentiate ourselves from our competitors by providing complete service solutions targeted at the needs of business end-users and by delivering consistently high levels of customer support.

Our sales and marketing efforts are focused on our own network area, where we are able to offer complete service packages. Our key customers and key prospects are companies or communities that have more than one office (multi-site), use more than one telecommunications service (multi-service) and have most of their offices within our on-net area. We have a sales force covering our network area. We provide incentives to our salespeople and sales managers through a performance-based commission structure that we believe is competitive with or exceeds industry standards.

Customer Care and Billing Systems

We believe that our personalized customer care and billing systems, combined with our state-of-the-art communications equipment, give us a competitive advantage over other carriers and service providers. Our high level of customer service was recognized in 1998 and 1999 when we were publicly recognized as the communications operator with the best customer care in Sweden by Bite Teleperformance Sweden, an independent Swedish telemarketing and research company. Our approach to customer care is to handle customer requests through a single point of contact and to provide timely and consistent quality service to our customers, including customers using multiple services or located in more than one market.

Customer Care

We believe that the following features of our customer care system are particularly attractive to customers:

- Local Call Centers - We have established customer care centers in Stockholm, Oslo, Helsinki and Copenhagen, staffed by company-trained professionals, who provide coverage for each country in which we operate. This local structure allows staff to handle customer inquiries and provide support 24 hours a day, seven days a week in the local language.

- 24 Hour Technical Support - Our customer support staff provides technical assistance in addition to general service assistance. Our computerized network management center monitors equipment 24 hours a day, seven days a week.

- Continuous Improvement in Customer Service - We focus on continuous improvement in customer service, driven by customer satisfaction surveys and the feedback from dedicated support personnel. This includes a comprehensive follow-up program for new customers, called the "Satisfied Customer Survey," the results of which are incorporated into the sales and management practices for new customers.

Billing Systems

We believe that our billing system has a number of features, which are attractive to our target customers, including:

- Integrated Invoicing - We continue to upgrade and develop our billing system to address our customers' needs. Through our integrated invoicing, customers receive one bill for all of the wireline product services they receive from us. In December 2001, we outsourced administration of most of our mobile services to certain companies that invoice our mobile customers, collect revenues from those services and pay all costs. We receive a commission per mobile subscriber and a percentage of the invoiced amount.

- Customized Invoices - We offer customers five levels of detail on invoices depending on individual requirements, including information on

- the type of service provided,

- the number from which calls originated,

- the numbers to which calls terminated,

- toll-free services used, and

- the divisions which utilized the services.

In addition, we provide, on request, a warning invoice if a pre-set maximum charge level is exceeded for specified services. These invoices are generated in local currencies.

Our Competitors

The communication industry in the Nordic region is highly competitive. Liberalization in this region began earlier than in most of Europe. In Sweden, the liberalization process commenced in 1993, and in Finland, regulation enacted in 1994 removed the need for most operators to obtain a communication license to provide services. As a result of the open nature of the Nordic market, a number of communication companies have established operations in the region.

In each market in which we operate, we compete with the incumbent telecommunications operators, as well as with other established providers. We believe that competition will continue to be based on price, service quality, value-added services and customer relationships. Incumbent telecommunications operators benefit substantially from their historic position as the sole communication provider in their respective markets. Their competitive advantages over us and other providers include substantially greater resources, close ties with the regulatory authorities and control over local connectivity. As a result, we do not expect to gain significant market share in the near term relative to the incumbent telecommunications operator in each of the markets in which we operate.

At present, in voice and data we compete with the following incumbent telecommunications operators:

- Telia in Sweden,

- Telenor in Norway,

- TDC (formerly TeleDanmark) in Denmark, and

- Sonera and Elisa Communications in Finland.

In addition to incumbent telecommunications operators, various new providers of communications services have entered the market in each of the Nordic countries, targeting various segments of the market, including the business segment that we have targeted. Such competitors include foreign subsidiaries of Nordic and other European incumbent telecommunications operators, and domestic and foreign competitive communications service providers.

Our principal in voice competitors, other than the incumbent telecommunications operators, include:

- Telenordia AB, a wholly owned subsidiary of Telenor, in Sweden,

- MCI WorldCom in Sweden,

- Tele2 AS, a wholly owned subsidiary of Netcom Systems AB, in Norway,

- Orange in Denmark, and

- Finnet members in Finland.

Our principal competitors in data, other than the incumbent telecommunications operators, include:

- Utfors in Sweden,

- Next Gentel in Norway,

- Telia in Denmark, and

- Elisa communications and KPN Qwest in Finland.

These and other new providers of communications services may be better capitalized, have larger customer bases or be better known than we are. Our ability to compete effectively will depend on our ability to provide services that are competitive in terms of price and quality to those provided by our competitors. We also face competition from new entrants who may have raised or have the ability to raise significant capital and target our customer base.

Although we believe our services are, and will be, competitive in terms of price and quality with the services offered by our current and future competitors, there can be no assurance that we will be able to compete effectively. You should read "Risk Factors-We may encounter continued competition from the incumbent telecommunications operators and other operators, which could force us to lower prices and result in decreased margins" for a discussion of the risks we face as a result of increased competition in the Nordic communication market.

Regulatory

A summary discussion is provided below of the regulatory framework in our target market countries. This discussion is intended to provide a general outline of the more relevant regulations and current regulatory posture of the various jurisdictions and is not intended as a comprehensive discussion of such regulations or regulatory posture. National and local laws and regulations governing the provision of communication services differ significantly among the countries in which we operate. The interpretation and enforcement of such laws and regulations varies and could limit our ability to provide some communication services in various markets.

WTO Agreement and Its Implications

On February 15, 1997, 69 members of the World Trade Organization reached agreement to liberalize market access and introduce national treatment in basic communication services. In February 1998, the commitments of the signatory countries became formally binding on their governments. Although the World Trade Organization agreement is an encouraging development, it does not overcome continuing regulatory obstacles in a number of countries.

European Union

The process of opening up national communication markets in the European Union or EU has proceeded steadily. Our current country markets are Sweden, Norway, Denmark and Finland of which Sweden, Denmark and Finland are members of the EU. Norway, although outside the EU, is a member of the European Free Trade Agreement and the European Economic Area agreement and has to conform its regulatory framework to the EU model.

The EU has enacted numerous directives providing for an open and seamless telecommunications market within and between the member states, following two distinct and complementary processes: (1) liberalization and (2) harmonization. A first series of directives (the "Liberalization Directives"), adopted pursuant to Article 86(3) of the EC Treaty on state monopolies or undertakings with special or exclusive rights, mandated the full liberalization of national telecommunications markets and the abolition of the monopoly rights of the state-owned or licensed operators by January 1, 1998. All 15 EU member states have incorporated the extensive set of principles contained in the Liberalization Directives into their national laws. A second series of directives, adopted pursuant to Article 95 of the EC Treaty on harmonization of member states' regulatory requirements, provided for open and efficient access and use of public telecommunications networks and services across member states' territories. These directives, more commonly known as the "ONP Directives" were intended to harmonize technical interfaces, usage conditions and tariff principles throughout the EU and to ensure objectivity, transparency and non-discrimination in access to services. The ONP Directives have been implemented, with varying degrees of success, in all EU member states. Recently, in its efforts to spur greater competition in broadband services, the EU Commission has brought infringement actions against those member states who have failed to take practical action in implementing certain principles contained in the ONP Directives. For example, in March 2002, the EU Commission brought infringement actions against Germany, France, the Netherlands, Ireland, and Portugal in relation to the Regulation on Unbundled Access to Local Loops. These actions involve a failure on the part of the national regulatory authorities to ensure that the reference interconnection offer of the incumbent operators is complete and sufficiently detailed to facilitate unbundled access. None of the countries in which we operate are currently subject to infringement proceedings regarding their implementation of the EU telecom directives.

New Telecom Regulatory Framework

Due to the convergence between telecommunications, information technology and media, and the emergence of the Internet, an in-depth review of the telecommunications regulatory framework was conducted in 1999. In July 2000, the resulting report from that study, the "1999 Communications Review," prompted the European Commission to propose a new regulatory framework for electronic communications networks and services (the "Telecom Framework"). This new Telecom Framework was formally adopted on 14 February 2002 and consists of:

  a directive on a common regulatory framework for electronic communications networks and services (the "Framework Directive")

  an authorization directive

  an access and interconnection directive

  a directive on universal service and users' rights

  a decision on a regulatory framework for radio spectrum policy

The goal of the new Telecom Framework is to simplify the legislative framework and adapt it to the latest developments in the information society, by making it technologically neutral and applicable to all communication infrastructures and associated services. The Telecom Framework will apply to all forms of communications networks carrying publicly available communications services, whether used for voice, fax, data, or images, including fixed and mobile telecommunications networks, cable television networks, networks used for terrestrial broadcasting, satellite networks and networks using Internet protocol. It aims to bring the sector-specific rules for electronic communications more in line with the general competition rules. For example, the newly adopted Framework Directive bases the notion of significant market power on the concept of dominant position in particular markets, calculated in accordance with the competition law practice. The new form of significant market power will embrace single company dominance, joint dominance and the leverage of a dominant position onto an associated market. National regulatory authorities will be able to notify companies that they have significant market power and to impose ex ante obligations where such firms are considered to have a dominant position under competition law and where there are problems of incumbency and/or problems of vertical integration, such that the ex post remedies of competition law are not adequate to meet the identified problems.

Member states will have 15 months to implement the new Telecom Framework. As member states will have a margin of discretion in implementing the Telecom Framework, their national laws will vary. It is therefore, difficult to predict the precise impact the new Telecom Framework will have on our business.

Authorization

The new directive on authorization of electronic communications networks and services (the "Authorization Directive") directs that all services and networks should be covered under general authorizations, and that specific rights of use should be limited to the assignment of frequencies and numbers only.

The national regulatory authorities may attach certain conditions to the general authorization and to the rights of use for radio frequencies and numbers, however, such conditions shall be objectively justified in relation to the network or service concerned, non-discriminatory, proportionate and transparent. National regulatory authorities may attached the following conditions, among others:

    financial contributions to the funding of universal service,

    administrative charges,

    interoperability of services and interconnection,

    environmental and town and county planning requirements, as well as requirements and conditions linked to the granting of access to or use of public or private land,

    consumer protection rules,

    enabling of legal interception by competent national authorities in conformity with directives on personal data protection and the free movement of such data and restrictions in relation to the transmission of illegal content in accordance with the electronic commerce directive.

Access and Interconnection

Within the Telecom Framework, the new directive on access to, and interconnection of, electronic communications networks (the "Access and Interconnection Directive") harmonizes the way in which EU member states regulate the market between suppliers of communications networks and services. Pursuant to the new directive, a national regulatory authority may impose obligations on operators having significant market power in specified markets.

Operators with significant market power may be required, among other things:

    to give third parties access to specified network elements and/or facilities;

    not to withdraw access to facilities already granted;

    to provide resale of specified services;

    to grant open access to technical interfaces, protocols or other key technologies that are indispensable for the interoperability of services;

    to provide co-location or other forms of facility sharing, including ducts, building or mast sharing;

    to provide specified services needed to ensure interoperability of end-to-end services to users, including facilities for intelligent network services or roaming on mobile networks;

    to provide access to operational support systems or similar software systems necessary to ensure fair competition in the provision of services; and

    to interconnect networks or network facilities.

National regulatory authorities may further attach to those obligations conditions covering fairness, reasonableness, timeliness, transparency and/or non-discrimination.

The Access and Interconnection Directives' obligations may be imposed by the national regulatory authorities in identified markets either: (1) listed in the Commission's decision to grant access to, and use of, specific facilities and/or associated services, for example, in situations where the national regulatory authority considers that denial of access would hinder the emergence of a sustainable competitive market at the retail level or would not be in the end-user's interest; or (2) where an analysis of significant market power has been conducted pursuant to Article 16 of the Framework Directive.

Unbundling of the Local Loop

The local loop is the physical twisted copper pair circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network. Local loop unbundling means the granting by the incumbent operators of full unbundled access to the local loop and shared access to the local loop. We use unbundled local loops to provide last mile connectivity to our DSL customers.

On December 18, 2000, the EU adopted regulation 2887/2000 on unbundled access to the local loop. Under this directly applicable regulation, operators designated as having significant market power are under an obligation to publish and keep updated, a reference offer for unbundled access to their local loops and related facilities as of December 31, 2000. They are also required to meet reasonable requests for unbundled access to their local loops and related facilities, under transparent, fair and non-discriminatory conditions. Where access is refused, the aggrieved party may submit the case to the national regulatory authority for resolution. Except where specifically exempted by the national regulatory authority, all prices charged for unbundled access to the local loop and related facilities are required to be cost-oriented.

Electronic Commerce

Directive 2000/31/EC of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the internal market (the "Electronic Commerce Directive") aims to ensure the free movement of information, including electronic commerce, within the EU member states, based on a country of origin principle. The Electronic Commerce Directive regulates the legal recognition of electronic contracts, the formation of electronic contracts, the information to be provided by the service provider to the consumer, and unsolicited commercial communications with consumers.

The Electronic Commerce Directive also contains rules on liability of intermediary service providers for mere conduit, as well as for caching and hosting activities. In principle, intermediary service providers cannot be held liable if they only act as a mere conduit, that is, as long as they do not initiate the transmission, select the receiver of the transmission or select or modify the information contained in the transmission. Similarly, for caching, the intermediary service provider cannot be held liable as long as it: (1) does not modify the information: (2) complies with the conditions on access to information; (3) complies with the rules regarding the updating of information; (4) does not interfere with the lawful use of technology to obtain data on the use of information; and (5) acts expeditiously to remove or disable access to the information upon receiving actual knowledge that the information at the initial source has been removed or access to it has been disabled, or have been ordered to do so by a court or an administrative authority. Furthermore, for hosting activities, intermediary service providers cannot be held liable if the provider does not have actual knowledge of illegal activity or information and was not aware of facts or circumstances from which illegal activity or information is apparent. Where the provider receives such information, it can avoid liability by acting expeditiously to remove or disable access to the information.

Sweden

The Telecommunications Act of July 1, 1993, as amended effective July 1, 2000, set the present licensing and regulatory framework for communication activities in Sweden. The Telecommunications Act, which was intended to comply with applicable EU regulations and directives, effectively abolished the communication monopoly of the state entity Swedish Telecom. At the same time, Swedish Telecom was restructured to become Telia, a partly state-owned limited liability corporation.

The Swedish National Post and Telecom Agency, or PTS, is responsible for registering communication operators, granting licenses under the Telecommunications Act and overseeing communication policy. It also monitors and enforces compliance with communication license conditions, and investigates complaints.

Operators must notify PTS prior to providing the following services within a public communications network:

(1) telephony services to a fixed network termination point,

(2) mobile communication services,

(3) other communication services that require an allotment of numbers from the Swedish National Numbering Plan, or

(4) network capacity.

This notification obligation applies regardless of the scale of the intended operations. In addition, operators who provide telephony services within a public telecommunications network to a fixed termination point, mobile telecommunications services or network capacity and whose activities are significant in the area covered must obtain a license.

On November 28, 1995, we were granted a national license under the Telecommunications Act for an indefinite period of time. The license entitles us to provide public switched and private wire voice telephony and data services, as well as leased lines, within a public communication network. The license provides for annual fees of 0.15% of its annual revenues in Sweden, with an annual minimum of SEK 50,000. We entered into an agreement with Song Networks N.V. under which we agreed to maintain our license under the Swedish Telecommunications Act and to provide Song Networks N.V. and its subsidiaries with the license's benefits. Song Networks N.V. agreed to reimburse us for all fees related to the maintenance of this license.

We also regularly apply for and are granted licenses under the Radio Communications Act for the use of radio transmitters that are integrated into our local access networks.

Interconnection. The Telecommunications Act imposes obligations upon all operators who have provided notification or received a license, referred to in this discussion as registered operators, including the incumbent operator, Telia, to provide interconnection to all other registered operators. If an agreement cannot be reached as to the terms of interconnection, PTS can be asked to determine such terms. Recently, concerns have been expressed about the lack of transparency of the incumbent's interconnection charges and calls have been made for Telia to publish its cost allocation manual. The PTS maintains that it compares all copies of interconnection agreements entered into with the incumbent with Telia's reference interconnection offer that contains relevant cost accounting information to verify that interconnection charges are cost-oriented. Nevertheless, the PTS has taken action to lower prices imposed by Telia in its interconnection agreements. Swedish law also provides all registered operators with certain rights to construct their facilities on public and private property under the Right of Way Act.

Local Loop Unbundling. In March 2000, Telia began offering operators access to the local loop. However there are concerns that the prices for local loop unbundling does not allow for fair competition. Telia currently offers fully unbundled lines and shared access in specific product packages, but no significant volume of agreements have been reached. Shared access is included in Telia's reference offer, but sub-loops are not yet provided. PTS' priorities include, controlling the price for local loop unbundling.

Carrier Selection and Number Portability. Carrier pre-selection was introduced in September 1999. This allows customers who had previously connected to our network via an indirect access dial code to automatically route calls through our network without dialing the code. This increased the percentage of calls made by indirect access customers completed on our network. Number portability was phased in in December 1999, but up-take of this facility has been low, primarily as a result of issues over pricing.

National Mobile Roaming. In December 2000, Sweden awarded four licenses for third-generation mobile services to Orange, Europolitan, Tele 2 and Hi3G. According to the license conditions, operators shall offer network capacity by January 1, 2002, and by December 31, 2003 the networks shall be fully developed (meaning a minimum coverage of at least 99.98 % of the Swedish population). 3G licensees may make arrangements about, inter alia, national roaming in other networks in the relevant frequency bands, in order to achieve the required coverage. However, the licensee shall ensure that at least 30% of the required population coverage is covered by its own infrastructure.

Norway

The Norwegian market was fully opened to competition on January 1, 1998 under the Telecommunications Act of June 23, 1995 and the Regulations on Public Telecommunications Networks and Public Telecommunications Services of December 5, 1997. However, Telenor, the incumbent telecommunications operator that is partly owned by the Norwegian State, still controls most of the communication infrastructure in Norway.

The communication regulatory authority is the Post and Telecommunications Authority ("PTA"), controlled by the Norwegian Ministry of Transportation and Communication. There is no requirement for communications operators who lack significant market power, such as Song Networks Holding, to apply for a license in Norway. Song Networks N.V. is registered with the PTA. We have a license from the PTA to use the 25 gigahertz and 38 gigahertz radio frequencies to provide a national radio backbone and access transmission network in Norway. Song Networks N.V. has also been granted sufficient telephone number blocks to enable us to meet current needs and medium term expected demand.

Interconnection. Every operator of a public telecommunications network has a right and an obligation to negotiate interconnection. Operators without significant market power are required to negotiate interconnection agreements with other telecommunications operators, but are under no obligation to enter into such interconnection agreements. This general rule also applies to other types of access rights and obligations, including special networks access, national roaming and co-location. Open access obligations are imposed on operators with significant market power, such as Telenor, who must make publicly available the terms of delivery for their network access and services, including interconnection terms. In addition, operators with significant market power must adhere to the principles of cost orientation and accounting separation, and are under an obligation to behave in a transparent and non-discriminatory manner.

Local Loop Unbundling. On February 6, 2001, the Ministry of Transport and Communication implemented revisions to its regulations requiring unbundled access to the local loop. Pursuant to this revision, the incumbent operator is now required to provide shared access to the high bandwidth portion of the local loop, which will enable third parties to offer xDSL services over the same loop as the local service provided by the incumbent. The incumbent operator, Telenor, began commercial delivery of shared access and sub-loop access in the first quarter of this year.

Carrier Selection and Number Portability. Since January 1, 1998, all mobile and fixed network operators providing access to the public telephone network have been required to allow customers to select other operators to handle their calls. Fixed network carrier pre-selection was implemented on June 1, 1999, requiring providers to offer their subscribers the ability to choose one pre-selected carrier. Since November 2000, fixed network access providers have been required to offer their subscribers the ability to make two pre-selections, one for national traffic, including non-geographical mobile numbers, and the other for international traffic, which may be two different carriers. Number portability has been gradually implemented in Norway. Mobile number portability was implemented, pursuant to a recently passed regulation, in November 2001.

National Mobile Roaming. Mobile operators with significant market power are required to provide national roaming to other mobile operators. 3G licensees will have the right to have national roaming from GSM operators with significant market power, in areas where the 3G operator's network does not have coverage. Unlike the licenses for GSM 1800, there is no requirement for the 3G operator to build its own network in specific areas before it is entitled to have national roaming. National roaming between 3G operators will not be mandated.

Denmark

The Telecommunications Act of June 1997 provided for the complete liberalization of the Danish communication sector in compliance with EU Directives. In 1999, the Minister of Research and Information Technology undertook a comprehensive revision of Danish telecommunications legislation, which resulted in the political framework agreement of September 8, 1999 and the subsequent amendment and consolidation of Danish telecommunications legislation. The new law, the Danish Act on Competitive Conditions and Consumer Interests in the Telecommunications Market (the "Act"), which became effective on July 1, 2000, includes revisions and consolidation of the rules for consumer protection, and universal service obligations, as well as numbering and interconnection. Among other duties, this act imposes obligations upon all operators to provide interconnection to all other operators and make available carrier pre-selection for domestic and international communication traffic and number portability, so long as the customer continues to reside in the same local calling area. In addition, TDC (formerly TeleDanmark), the incumbent telecommunications operator, must provide connections to end users and rights-of-way to operators.

The National Telecom Agency ("NTA") is responsible for granting licenses and for overseeing compliance with communications regulation. Denmark's licensing regime is quite relaxed, and in compliance with the EU's newly passed Authorization Directive, relies substantially on a "class license" regime. Only mobile operators and mobile service providers are required to obtain individual licenses. Our subsidiary Song Networks N.V. operates in Denmark without a license, because a license is not required with respect to the business it conducts. Song Networks N.V. is, however, registered with the NTA under Danish law.

Interconnection. With regard to interconnection agreements, if the parties to an agreement cannot agree on the terms, the NTA can be asked to determine such terms. While prices for interconnection with TDC historically have been set by TDC, the Act now requires that operators with significant market power provide interconnection on prices measured on the basis of the modified historic cost method and the best practice methods until the long-run average incremental cost pricing method ("LRAIC") has been developed and fully implemented. Recently, NTA has ordered significant reductions in TDC's interconnection prices on the basis of best practice. Its most recent best practice decisions have been upheld on appeal, although TDC continues to question the appropriateness of this form of price regulation. Interconnection prices are required to be set on the basis of a LRAIC cost accounting system by January 1, 2003.

Local Loop Unbundling. Full local loop unbundling has been available in Denmark, as a matter of law, from January 1, 1998. Practical problems has since been resolved by the NTA. TDC is required to publish a standard offer for full local loop unbundling, and as a result of an Executive Order, which came into effect on October 6, 2001. This requirement now includes a standard offer on bitstream access as of February 2, 2002. The right to co-location has existed in parallel with the right to lease unbundled local loops since 1998. A standard offer on co-location was first published in April 1999 and last updated on November 1, 2000. The current standard offer applies to shared access as well as full local loop unbundling.

Carrier Selection and Number Portability. Full carrier pre-selection has been available in Denmark from Janaury 1, 2001. Mobile number portability was introduced in July 2001 and the deadline for implementation of portability between fixed and mobile networks is currently set for April 2002.

Finland

The Finnish communication market is one of the most liberalized in Europe. The communication service industry has been gradually opened to competition since 1987, when the markets for data communications and business networks were partially liberalized. In 1994, four years ahead of most other European countries, the Finnish communication market was liberalized so that every segment of the market is now subject to competition. However, there are still issues, such as those mentioned below, which diminish competition in practice.

The Finnish Telecommunications Market Act of June 1997 was enacted to promote the efficiency of the Finnish communications market and ensure that the market meets the reasonable needs of users, is competitive, technically advanced, of good quality, functionally reliable and secure, and reasonably priced. It is also the stated aim of the Finnish Ministry of Transport and Communications, which has jurisdiction over communications, to further develop the operational environment of the telecommunications market by deregulating Finnish telecommunications law.

The openness of the Finnish market is evidenced by the current licensing regime. The Finnish Telecommunications Market Act requires operator licensing only for the provision of telecommunications network services in the public mobile network. A license is granted to applicants that meet the requirements set forth in the Act, subject to the availability of frequencies and circumstances, such as the financials of the applicant. Frequency assignment is subject to a frequency licensing regime administered by the Finnish Communications Regulatory Authority ("FICORA") (formerly, Telecommunications Administration Center). Operators providing other types of communications networks or services, including the provision of voice services on a public mobile network, need only notify the Ministry prior to commencing public communication operations. We have submitted such notification.

Interconnection. Operators of public telecommunications networks in Finland have an obligation to negotiate interconnection agreements with each other. Operators deemed to have a significant market power on any geographic area or segment of the Finnish market are required to accept all reasonable interconnection requests by other operators; for operators without significant market power, the obligation extends to interconnecting with at least one other operator operating a public telecommunications network. If an agreement cannot be reached with regard to interconnection, the parties may submit the dispute to the FICORA for settlement. All operators with significant market power must publish the terms and conditions on which they will provide interconnection - a reference interconnection offer. This offer must be itemized and related to reasonable costs incurred, and as of February 7, 2001, must separately determine reference fees for incoming (terminating) and outgoing (access) interconnection traffic.

Local Loop Unbundling. The Finnish Telecommunications Market Act entitles any entity to lease available subscriber lines from a telecommunications operator. As a result of EU Regulation 2887/2000, telecommunications operators with significant market power are under an obligation to lease not only the entire subscriber line, but also the higher bandwidth portion of subscriber lines ("shared access") and to provide co-location on open, fair and non-discriminatory terms. The prices charged for shared access can be no more than half the cost of full local loop unbundling, unless the operator is able to demonstrate that the cost of shared access is higher. In addition, owners or holders of telecommunications networks in Finland, who allow the use of their telecommunications networks for the provision of telecommunication services, are obligated, under certain circumstances, to assign any free segment of those networks to other telecommunications service operators, under non-discriminatory terms. Finnish telecommunications operators also are required, upon request, to lease to other operators for the use in public telecommunications, any free segments of cable channels constructed by them and any free antenna places in radio masts, if the construction of parallel cable channels or radio masts is not expedient and if the present operator no longer has a present or future need for the cable channels or antenna places.

Carrier Selection and Number Portability. Operators with significant market power have been required to offer carrier pre-selection to their customers, since September 1998. However, take-off of carrier pre-selection has been limited in Finland, due to the associated once-off and call origination charges. Finnish operators have also been required to provide number portability since 1998. However, due to lack of agreement on the commercial terms of such services, and the fact that operators are exempt from many infrastructure sharing obligations if there are technical restraints or if their present or reasonable future needs would be affected, the take-up of these facilities in Finland has been limited and competition is, in practice, still restricted to some extent.

National Mobile Roaming. As a result of amendments to the Telecommunications Market Act on April 13, 2001, holders of 3G mobile telecommunications licenses have a right to roam on the GSM networks of operators with significant market power. This amendment does not apply to roaming between GSM networks. This new rule will enable 3G licensees to provide services available through GSM networks on a nationwide basis before the licensees have completed the build-out of their third generation networks. 3G license holders must be granted the right to roam on GSM networks if its own network covers at least one-fifth of the population in the licensed area. Operators with significant market power will have the right to negotiate with 3G licensees that request the right to roam, however, if an agreement cannot be reached within six months, the FICORA may grant the requesting party the right to roam on the GSM network, setting the terms and conditions of the agreement.

Intellectual Property

We use trademarks on the services we offer. We believe that having a distinctive trademark is an important factor in creating and maintaining a strong market position for our services. Our trademarks "Song Networks", "Song Communications" and our figurative element was during January, April and May registered in Sweden, Norway, Denmark and Finland, and the Benelux countries under the Madrid protocol, which governs trademark registration in the European Union.

C. Organizational Structure

We are a public limited liability company organized under the laws of the Kingdom of Sweden. In April 1999, we formed a subsidiary holding company, Tele1 Europe N.V., now known as Song Networks N.V., a public company with limited liability formed under the laws of The Netherlands. Song Networks N.V. acts as a holding company for our operating subsidiaries. The following chart shows the current corporate structure of our company and our material subsidiaries.

Each material operating subsidiary is wholly owned by its parent.

D. Property, plant and equipment

Our principal executive offices are located at Svärdvägen 19, 182 15 Danderyd, Sweden, where we occupy 713 square meters under a lease, which expires on February 29, 2004. The lease is renewable for three-year periods unless terminated upon nine months' prior notice.

We also occupy offices and space in 24 other cities throughout the Nordic region, including 9,695 additional square meters throughout Sweden, 8,452 square meters in Norway, 3,550 square meters in Denmark and 3,744 square meters in Finland. Song Networks AB, our Swedish subsidiary, formerly Tele1 Europe AB, recently entered into an eight-year lease for an additional 20,000 square meters of office space in Stockholm. The lease begins in January 2002. We lease all of our property, which is used mostly for office space, communication stations and data centers.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risk and uncertainties. You should review "Item 3 - Key Information - Risk Factors" set forth elsewhere in this annual report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

Overview

We provide a broad range of communications services, including:

- voice,

- data,

- Internet, and

- server and web hosting.

We provide these services primarily to business customers, internet service providers, resellers and other carriers in Sweden, Norway, Denmark and Finland. We are constructing an integrated pan-Nordic network consisting of local access networks in areas of business concentration that are connected by an intercity fiber network.

Recent Developments

  Tomas Franzén appointed new Chief Executive Officer in March 2002 - On March 7, 2002, we announced that our Chief Executive Officer, Ivar Strömberg, was resigning with effect from March 31, 2002 and will be replaced by Tomas Franzén, the Chief Executive Officer of AU-System AB, who will take up his position on April 1, 2002.

  Change in Song Networks Holding AB's Board of Directors in September 2001 and March 2002 - On September 24, 2001 the company announced that Craig Young resigned as a board member, and on March 7, 2002, we announced that Paul Salem, who represented Providence Equity Partners on the Board, resigned as a board member. No successors either to Mr. Young or Mr. Salem have been appointed.

  Fiber Network ring in Europe purchased in January 2002 - On January 8, 2002, our Norwegian subsidiary Song Networks AS purchased, on behalf of the Song Networks group, the international fiber network from the bankruptcy estate of Enitel of Norway. We are now able to link our Nordic fiber network with the United Kingdom, the Netherlands and Germany. The network has a current capacity of 20 Gbps that can be increased to 160 Gbps using existing equipment. The agreement covers twin fiber purchased as an IRU-contract over 15 years.
  Extraordinary General Shareholders Meeting in November 2001 - At an Extraordinary General Meeting held on November 15, 2001, our shareholders adopted the issue of debentures with a maximum of 4,000,000 warrants to subscribe for new shares of our company. The debentures, to be issued with detachable warrants were subscribed for by employees of various companies within the Song Networks Group as a part of a new stock option program, implemented to encourage employee motivation and loyalty..

  Receivebles financing of SEK 300 million ($29 million) - In November 2001, we secured a receivebles financing with Svenska Handelsbanken, with an initial commitment limit and draw-down potential of SEK 300 million ($29 million). The receivables financing will be secured by accounts receivables.

  Streamlining of Swedish operations - In August and December 2001, we announced the implementation of a new program to improve efficiency and lower costs. In order to cut costs to match revenues, we laid off approximately 150 employees in August and in December, including employees at our Swedish and Norwegian subsidiaries. We believe that with better synergies, lower costs and an increased focus on our core business, we will be better positioned to meet our financial goals.

  European Internet peering partnership in May, 2001 - In May 2001, we entered into a commercial partnership with three leading European alternative network operators, CompleTel Europe N.V., Jazztel plc and VersaTel Telecom International N.V. Under the terms of the partnership we agreed to exchange voice and Internet traffic by interconnecting to the companies' networks at a common interconnection point in London. The alliance allows all four companies to pool their traffic in order to lower IP transit costs and international voice interconnection costs as well as to develop additional network synergies. The combined coverage of the networks will extend to within reach of the majority of Western European business traffic and will span more than 15,000 kilometers of backbone network and 6,100 kilometers of local access extensions.
  Offering of notes in January 2001 - In January 2001, Song Networks N.V. issued EUR 175 million in aggregate principal amount of 12 3/8% senior notes due 2008. The notes were initially sold to Goldman Sachs International and Lehman Brothers International (Europe), who subsequently sold them to institutional investors in reliance on exemptions under the Securities Act. In May 2001, Song Networks N.V. completed an exchange offer to exchange the notes initially issued with identical notes registered with the U.S. Securities and Exchange Commission.
  Sweden - In May 2001, our subsidiary in Sweden, Song Networks AB, acquired parts of Sonera Oy's fixed data operations in Sweden for total consideration of approximately SEK 200 million in cash. A portion of the purchase price, which is subject to certain post-closing conditions, remains unpaid. The acquisition did not include Sonera's Swedish carrier operations or the Geddeholm call center. The acquired operations had sales of approximately SEK 190 million during 2000, of which approximately two thirds was data and Internet services. Under the terms of the agreement, we acquired approximately 1,000 business customers, as well as related equipment and personnel. We expect that the acquisition will increase our customer base, provide us with expanded service offerings and help us to expand our skilled workforce.
  Norway - In February 2001, our subsidiary in Norway, Song Networks AS, acquired all the outstanding shares of Fastcom AS, a leading supplier of Internet and data communication business solutions, for cash consideration of approximately NOK 40 million. In August 2001, we sold the operations, including assets and liabilities, of Cegal AS, to Intellinet ASA, a Scandinavian full service, ASP/ISP company, for approximately SEK 6.5 million of Intellinet shares. The Cegal operations included IT structure management and applications and has approximately 30 employees. Under the sale agreement, we will coordinate marketing efforts with Intellinet to sell Cegal's ASP services to our existing customers. Intellinet will in turn use Song Networks as the lead supplier of communication services to its customers. In November 2001, our subsidiary in Norway, Song Networks AS, sold our PBX activities and consulting activities in Stavanger. The consulting activities in Stavanger were sold to Contive Management for SEK 3.5 million. The activities were acquired when we acquired ElTele Rogeland and were not part of our core activities.
  Finland - In June 2001, our subsidiary in Finland, Song Networks Oy, acquired Telia Finland Oy, the Finnish arm of the Swedish telecommunications group, for a purchase price of approximately SEK 490 million, approximately 70% of which was paid in cash and approximately 30% in shares of our company. Telia Finland provides wireline data and telephony services and operates a nationwide network. It had revenues of SEK 460 million in 2000 and approximately 190 employees. The acquisition accelerates the implementation of our core strategy by by allowing us to substantially complete our network build-out in Finland and more than doubling both the number of customers and the potential revenues from our Finnish network. The acquisition did not include Telia Mobile, Telia International Carrier or the mobile portal Speedy Tomato.

A. Operating Results

Operating Revenues

Since September 30, 2000, we have reclassified our operating revenues into three categories: (1) direct, (2) wholesale and (3) indirect and other, as opposed to classification by customer type as we previously reported. We believe that this reclassification will better illustrates the underlying trends in our operating revenues. Our comparative discussion of results of operations for the years ended December 31, 2001, December 31, 2000 and December 31, 1999 reflects this reclassification. However, investors should be aware that this reclassification differs from the classification used for the years prior to the year ended December 31, 1999, which may make comparisons between these periods, and the periods after the year ended December 31, 1999 more difficult.

Direct Revenues

Direct revenues are derived from providing broadband communications services to business customers connected to our network through owned fiber, leased lines, DSL or point-to-point radio. These revenues are based primarily on traffic minutes billed or transmission capacity provided. We also derive direct revenues from leasing broadband capacity on our network to other telecommunications companies. Direct revenues also include revenues derived from server hosting services to customers based primarily on the amount of hosting capacity provided. We expect that, over time, direct revenues will constitute an increasing percentage of our total revenues.

Wholesale Revenues

Wholesale revenues are those derived from carriers, resellers and internet service providers. Carrier service revenues consist of amounts payable to us by carriers for using our network to terminate calls in Sweden, Norway, Denmark and Finland. We also derive wholesale revenues by selling network capacity to resellers who, in turn, use this capacity to provide communications services to residential and smaller business customers. Internet service provider-related revenues are received from the incumbent telecommunications operators when subscribers access their internet service providers over the incumbent telecommunications operators' local networks, and we complete the connections to the internet service provider through our network. We pay a part of the revenues we receive from the incumbent telecommunications operators to the internet service providers and we account for this payment as a cost of revenue. Because carrier and reseller demand for our network capacity can vary widely (based in part on competition among networks to provide network capacity to carriers and resellers and in part on fluctuation in demands by carrier and reseller customers) and because agreements with carriers and resellers tend to be of relatively short duration, wholesale revenues may fluctuate from period to period. Accordingly, from time to time market pricing conditions may limit the amount of capacity we are able to sell to wholesale customers at acceptable margins. Over time we believe that wholesale revenues will constitute a decreasing percentage of our total revenues.

Indirect and Other Revenues

Indirect revenues are primarily derived from business customers and a limited number of residential customers connected to our network indirectly via carrier pre-selection, dial-up or other indirect access methods. Other revenue includes network equipment sales and sales of mobile telephony to customers other than carriers. We believe that over time indirect and other revenues will constitute a decreasing percentage of total revenue.

Operating Expenses

Our operating expenses consist primarily of:

- cost of revenues,

- selling, general and administrative expenses, and

- depreciation and amortization.

Cost of Revenues, Excluding Depreciation and Amortization

Our costs of revenues are those costs directly attributable to the provision of our communications services. We classify such costs into direct and indirect costs.

Direct Costs

Direct costs include amounts payable by us to incumbent telecommunications operators or other carriers for:

- bringing traffic from a customer's premises to the closest access point on our network, and

- using their network to terminate calls originating on and/or transported over our network.

Direct costs related to bringing customer traffic to our network include costs related to both directly- and indirectly-connected customers. Directly-connected customers access our network through dedicated leased lines. We pay a fixed monthly cost for each line leased from the incumbent telecommunications operator or other carrier based on the distance from the customer to our network access point. These rates are negotiated periodically between ourselves and the incumbent telecommunications operators and are determined to some extent on the available capacity of such either incumbent telecommunications operator within each market. Indirectly-connected customers connect to our network over existing lines of our competitors, incumbent telecommunications operators or other carriers. Origination costs for indirect customers are based on a per minute charge and the volume of minutes. Direct costs of terminating traffic on the networks of incumbent telecommunications operators or other carriers vary based on length of the call and the destination. Through the build-out of additional points of presence and the reduction of the distances that traffic travels on the networks of other carriers, we have benefited from lower interconnection rates. In addition, as we finalize the build out of our network, we intend to connect directly to as many business customers as economically feasible, reducing these origination charges.

Additionally, we believe that, as a result of continuing deregulation, direct costs will continue to decline as communications carriers construct new transmission facilities, resulting in a more competitive carrier market. However, such market pricing pressures, in addition to reducing our direct costs, could also negatively impact our wholesale revenues, which may offset any incremental benefit we receive from such lower direct costs.

Indirect Costs

Indirect costs consist of expenses associated with transporting a call over our network from its point of entry to its point of exit or termination. These costs primarily include:

- leased capacity and other rental costs,

- network operations costs, and

- customer service costs.

Leased capacity costs are rental payments we pay for leasing capacity or lines of incumbent telecommunications operators, other carriers or public utilities companies.

Other rental costs primarily consist of:

- rental expense for switch sites, points of presence (POP's) and transmission station sites, and

- the cost of local government services and utilities, including power, at such sites.

Network operations costs include the costs for transmission and switch operating and maintenance costs. Customer service costs include the expense of installing and maintaining equipment at customers' premises.

Over time we expect that these indirect costs will continue to decline as we continue to replace leased capacity with built or acquired capacity.

Selling, General and Administrative Expenses

Our selling expenses consist of:

- costs relating to our sales and marketing department,

- print and broadcast advertising,

- telemarketing, and

- direct mail programs, and customer literature.

These costs vary in relation to the development of our customer base and to our sales and marketing initiatives. General and administrative costs include:

- payroll,

- information technology expenses, and

- billing, management and miscellaneous overhead costs.

For the full year 2001, these costs also included the following non-recurrent restructuring charges:

- costs associated with the integration of Telia Finland and Sonera's Swedish operations and the consolidation of both acquisitions into our company,

- the payment of termination packages to approximately 150 employees in Sweden and Norway who were made redundant, and

- costs incurred in connection with extra office space that was vacated due to the recent redundancies.

We normally incur these expenses in advance of anticipated operating revenues. We also incurred substantial general and administrative costs associated with the integration of our newly-acquired businesses, which we expect to decrease as a percentage of total revenues as we currently are not contemplating any further major acquisitions in the near future.

Depreciation and Amortization Expenses

We depreciate our switches and network equipment on a straight-line basis over a five-to-ten-year period. We capitalize third party costs related directly to the construction of our network and certain of our own overhead costs related to establishing new facilities or the expansion of other elements of our network. Depreciation of equipment and fixtures that are not directly network-related is charged on a straight-line basis over a three-to-five year period. We depreciate our own fiber on a straight-line basis over either a 20-year period or the period of the lease of the fiber. We plan on continuing to increase the size of our network and related support and sales facilities and such expansion will substantially increase our depreciation expense in future periods. We amortize goodwill associated with our acquisitions on a straight-line basis over a 10-year period. As a result of our recent acquisitions, we had expected these expenses to increase in future periods. However, in June 2001, the United States Financial Accounting Standards Board issued SFAS 142, a new accounting standard that, when adopted at the beginning of 2002, will effectively suspend our amortization of goodwill for the periods ofter December 31, 2001. The amortization of goodwill for the years ended December 31, 1999, 2000 and 2001 amounted to SEK 8.8 million, SEK 77.9 million and SEK 156.1 million respectively. For a discussion of the anticipated impact on our results of operations as a result of the adoption of SFAS 142 please refer to Note 18 to our consolidated financial statements.

Interest Income (Expense), Net

As a result of Song Networks N.V. offering of notes in May and December 1999 and January 2001, interest expense (including amortized costs associated with the notes offerings) and payments have increased significantly. Our interest expense will be offset only to a limited extent by interest income on cash and cash equivalents as well as government securities that we purchased, pledged and transferred to the collateral agents to secure payment of the first six scheduled interest payments due on the notes sold in May 1999. The interest on the government securities will cease to accrue following the release of our last escrow interest payment in May 2002. Such interest income will not offset our interest expense to any substantial degree.

Foreign Exchange Losses and Gains

Foreign exchange losses and gains resulting from the settlement of amounts receivable or payable denominated in a currency other than the currency in which the operations are primarily conducted are charged or credited to income. A significant proportion of our revenues and expenses are denominated in Swedish kronor. As we expand our continuing operations in Norway, Denmark and Finland, we expect that an increasing portion of our revenues and expenses will be denominated in currencies other than Swedish kronor, including Norwegian kroner, Danish kroner and euro. All of the funds available from our offering of notes in May 1999 were denominated in dollars and euros and all of the funds available from our offering of notes in December 1999 and January 2001 were denominated in euros. Interest payments on such notes are made either in dollars or in euros, accordingly. As a result we will be exposed to foreign exchange risks, and our results of operations likely will be affected by fluctuations in the value of the local currencies in which we transact business to the extent that such exposures are not effectively hedged.

Other Income (Expense) Net

We have used derivative financial instruments, including interest rate swap and foreign exchange forward contracts to protect against exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates. We have decided, for the time being, to adopt an unhedged position on our long-term loans denominated in dollars and euros as the costs of the long-term hedging and the possible volatile cash implications of rolling short-term forward contracts during volatile financial markets could be substantial. The change in fair value of any foreign exchange forward contracts is recorded as Other income (expense). Any future losses or gains from foreign exchange movements between dollar and/or euro and Swedish Krona will be recorded in the profit and loss statement as unrealized foreign exchange gains or losses and reported under Other income (expense). Any gain or loss on sales of other fixed assets and any equity participation in associated companies is also reflected in Other income (expense). Although the derivative financial instruments we use are effective as economic hedges of our interest rate and foreign exchange rate exposures, the derivatives do not qualify for hedge accounting under the recently issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), which we adopted on January 1, 2001. The initial implementation of SFAS 133, a loss of SEK 2,397,000 was recorded as other expense.

Critical Accounting Policies

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to impairment of long lived assets, allowances for bad debt, reserves for unutilized property leases, income taxes and contingencies and litigation. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are significantly affected by judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

We have no complex revenue arrangements, such as multiple element arrangements or other unusual arrangements or transactions. The main base for our revenues is billable units, which are recognized as income earned. Installation and similar fees are insignificant.

Revenues under IRU (Indefeasible Right of Use) contracts are recorded ratably over the life of the contract. We have not entered into any IRU swaps.

Impairment of Property, Plant and Equipment

In assessing the recoverability of our property, plant and equipment, we must make assumptions regarding the future cash flows and other factors to determine whether the carrying value has been impaired. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired or constructed network assets, representing the principal asset balances. The central estimates relate to revenue growth rates, profit margins, selling, general and administrative ("SG&A") rates as well as capital expenditure levels. Our assessment indicated that undiscounted cash flows exceed the carrying value of our property, plant and equipment and consequently no further analysis is required. Management estimates and assumptions for these key parameters may prove to be incorrect and these estimates or their related assumptions may consequently change in the future. As a result we may be required to record impairment charges for these assets not previously recorded. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supercedes Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of ("SFAS 121")" and those sections of Accounting Principle Board Standard No. 30 "Reporting the Results of Operations" ("APB 30"), related to discontinued operations. The scope of SFAS 144 includes long-lived assets, or groups of assets, to be held and used as well as those that are to be disposed of by sale or by other method, but excludes a number of long-lived assets such as goodwill and intangible assets not being amortized under the application of SFAS 142. Under SFAS 144, the impairment test methodologies of SFAS 121 are essentially unchanged as the standard requires testing for impairment when indicators of impairment are in evidence, and impairment losses are recognized only if the assets carrying values are not recoverable (based on undiscounted cash flows) and the carrying value of the long lived asset (group) is higher than the fair value.

SFAS 144 is effective the first day of fiscal years beginning after December 15, 2001, which for our company is January 1, 2002, with early application encouraged. We currently account for impairment of our long-lived assets in accordance with SFAS 121, and accordingly, management does not expect that the adoption of SFAS 144 will have a material impact on our results of operations or financial position.

Impairment of Goodwill, other Intangible and Tangible Assets

In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding the future cash flows and other factors to determine whether the carrying value has been impaired. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. The central estimates relate to revenue growth rates, profit margins, SG&A rates as well as capital expenditure levels. Our assessment indicated that undiscounted cash flows exceed the carrying value of our goodwill and other intangible assets and consequently no further analysis is required. Management estimates and assumptions for these key parameters may prove to be incorrect and these estimates or their related assumptions may consequently change in the future. As a result we may be required to record impairment charges for these assets not previously recorded. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

In 2002 we must adopt Financial Standard No. 142, "Goodwill and Other Intangible Assets". This standard requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. The new standards generally will be effective for the Company in the first quarter of 2002 and for purchase business combinations consummated after June 30, 2001.

We will apply the new rules on accounting for goodwill and other intangible assets in 2002. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in net income of SEK 202 million (SEK 40.88 per share) per year. During 2002, we will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets and have not yet determined what the effect of these tests will be on the earnings and financial position of the Company. Preliminary analyses show that it is expected that there will be a write down of goodwill under the new standard, the amount of which is likely to be significant. However, an estimate of the actual amount has yet to be determined at this time.

Allowances for bad debt

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current credit-worthiness of each customer. If the financial condition of our customers, in particular carriers, resellers and Internet service providers, were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Restructuring

During fiscal year 2001, we recorded significant reserves in connection with restructuring programs. These reserves include estimates pertaining to employee separation costs and the settlements of contractual obligations resulting from these actions, primarily reserves for unutilized property. Estimates regarding employee separation costs are based on employee or collective bargaining agreements and are thus subject to a lower degree of judgmental estimation. Reserves for expenses for unutilized property leases, consisting of estimated lease expenses for the period until a replacement tenant is expected to be found, subsidies which may have to be afforded the replacement tenant and broker and similar expenses, is highly judgmental. Future costs may differ from the estimates applied.

Contingencies

In the future we may be subject to proceedings, lawsuits and other claims related to labor or services acquired and delivered. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after a careful analysis of each individual issue. The required reserves may change over time due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with any such matters.

Deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized, which has entailed recording a 100% valuation allowance. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event that we would be able to realize our deferred tax assets to any extent, an adjustment to the deferred tax asset would increase income in the period that such determination was made.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The following table presents revenue information by revenue category for the years ended December 31, 2000 and 2001 (in SEK 000's):

	Year ended December 31,
Revenue Category	2000	2001

Direct	474,379	937,117
Wholesale	287,236	705,488
Indirect and other	286,246	525,203

Total Consolidated Operating Revenues	1,047,861	2,167,808

Operating Revenues

Consolidated operating revenues increased to approximately SEK 2,167.8 million for the year ended December 31, 2001 from approximately SEK 1,047.9 million over the same period in 2000. This increase in consolidated operating revenues primarily resulted from the expansion of our network, that enabled us to increase our customer base and the volume of our customer traffic. We had approximately 20,728 business customers as of December 31, 2001, compared to 12,980 at the year end 2000. In addition, the increase in consolidated operating revenues also reflects our acquisitions of Telia Finland and Sonera's Swedish operations each of which we began consolidating as of the date of acquisition.

Direct revenues increased to approximately SEK 937.1 million for the year ended December 31, 2001 (which represented approximately 43% of consolidated operating revenues for the year) from approximately SEK 474.4 million over the same period in 2000 (which represented approximately 45% of consolidated operating revenues for the year). This increase in direct revenues was attributable primarily to the expansion of our network and an increase in directly-connected customer traffic. As of December 31, 2001, the total number of directly-connected customers across our network increased to 5,605 compared to 2,458 at the year end 2000. This increase in direct revenues was attributable mostly to the 128% increase in the number of directly-connected customers, as well as to the full consolidation of Telia Finland and Sonera's Swedish operations. During 2001, our hosting revenues were negatively impacted by the general downturn in the overall Internet market. We believe that any future growth in our direct revenues will come primarily from the addition of corporate customers signing on to our network.

Wholesale revenues increased to approximately SEK 705.4 million for the year ended December 31, 2001 (which represented approximately 33% of consolidated operating revenues for the year) from approximately SEK 287.2 million over the same period in 2000 (which represented approximately 27% of consolidated operating revenues for the year). This increase in wholesale revenues was attributable to the expansion of our network that allowed us to sell some of our excess capacity to resellers and carriers at competitive prices. We increased our prices to end-customers during 2001 to compensate for the increased costs of terminating fixed calls on mobile networks. The increased prices did not have a significant impact on our wholesale revenues during 2001. However we anticipate that this might result in decreasing number of customers and lower revenues in future periods.

Indirect and other revenues increased to approximately SEK 525.2 million for the year ended December 31, 2001 (which represented approximately 24% of consolidated operating revenues for the year) from approximately SEK 286.3 million over the same period in 2000 (which represented approximately 27% of consolidated operating revenues for the year). This increase in indirect and other revenues was attributable to the expansion of our network that resulted in an increase in the number of and traffic generated by indirectly-connected customers.

Total operating revenues in Sweden increased to approximately SEK 915.3 million for the year ended December 31, 2001, representing 42% of our total operating revenue for the period, from approximately SEK 518.2 million over the same period in 2000, representing 49% of our total operating revenue for the period. We had approximately 6,826 business customers in Sweden as of December 31, 2001, compared to 4,744 over the same period in 2000. Our operating revenues in Sweden increased also as a result of the full consolidation of Sonera's Swedish operations.

In Norway, we had operating revenues of approximately SEK 401.5 million for the year ended December 31, 2001, representing 19 % of our total operating revenue for the period, compared to approximately SEK 204.6 million over the same period in 2000, representing 20% of our total operating revenue for the period. We had approximately 5,222 business customers in Norway as of December 31, 2001, compared to 4,616 for the same period in 2000.

In Denmark, we had operating revenues of approximately SEK 395.54 million for the year ended December 31, 2001, representing 18% of our total operating revenue for the period, compared to approximately SEK 226.6 million over the same period in 2000, representing 21% of our total operating revenue for the period. We had approximately 2,538 business customers in Denmark as of December 31, 2001, compared to 2,109 for the same period in 2000.

In Finland, we had operating revenues of SEK 455.4 million for the year ended December 31, 2001, representing 21% of our total operating revenue for the period, compared to SEK 98.5 million over the same period in 2000, representing 10% of our total operating revenue for the period. We had approximately 6,142 business customers in Finland as of December 31, 2001, compared to 1,511 over the same period in 2000. This increase in revenues resulted primarily from the full consolidation of Telia Finland.

Cost of Revenues, Excluding Depreciation and Amortization

Our cost of revenues, excluding depreciation and amortization, increased to approximately SEK 1,426.7 million for the year ended December 31, 2001 from approximately SEK 668.4 million over the same period in 2000. This increase resulted primarily from increased customer traffic, which resulted in higher payments to incumbent telecommunications operators and other carriers for leased capacity and interconnection charges. We have also experienced a reduction in interconnection costs due to our build-out of additional points of presence.

Direct costs increased to approximately SEK 912.5 million for the year ended December 31, 2001 from approximately SEK 447.9 million over the same period in 2000. This increase resulted primarily from increased traffic originating on our network due to the expansion of our customer base, greater usage by carriers and resellers, and increased interconnection costs. Direct costs as a percentage of consolidated operating revenues were 42% for the year ended December 31, 2001, compared to 43% for the same period in 2000. The percentage decrease is attributable to a reduction in interconnection costs due to our build out of additional points of presence and an increasing percentage of our customers directly connected to our own network. The decrease is slightly offset by higher costs for terminating fixed calls on mobile networks.

Indirect costs increased to approximately SEK 514.2 million for the year ended December 31, 2001 from approximately SEK 220.5 million over the same period in 2000. This increase was primarily a result of higher customer installation costs and costs for leased capacity resulting from new customer acquisitions. As a percentage of consolidated operating revenues, indirect costs decreased to 24%, for the year ended December 31, 2001, compared to 25% for the same period in 2000.

Selling, General and Administrative Expenses

Including non-recurring restructuring costs, selling, general and administrative expenses increased to approximately SEK 1,452.7 million for the year ended December 31, 2001 from approximately SEK 710.0 million over the same period in 2000. This increase resulted mainly from the change in the group structure caused by the acquisitions of Telia Finland Oy and Sonera's Swedish operations, and the accompanying significant increase in operations, and in the number of employees.

Non-recurring restructuring charges for the year ended December 31, 2001 totaled SEK 164.4 million. These charges include costs incurred in connection with unutilized office space and from the payment of termination packages to approximately 150 employees in Sweden and Norway who were made redundant so that we could streamline our operations. Our overall employee base increased from 971 employees at the year ended December 31, 2000, to 1,076 at the year end 2001, representing a 10.8% increase. The increase in number of employees was primarily due to expanding continuing operations, although the increase was partly offset by recent lay offs. Furthermore the average number of employees increased to 1,182 in 2001 compared to 820 in 2000. Consequently, our payroll expenses have risen to approximately SEK 557.1 million for the year ended December 31, 2001 from approximately SEK 279.8 million over the same period in 2000.

Depreciation and Amortization

Depreciation and amortization increased to approximately SEK 711.4 million for the year ended December 31, 2001 from approximately SEK 239.1 million over the same period in 2000. The majority of this increase resulted from higher depreciation since our network is essentially completed and amortization on goodwill from acquired businesses during 2001. Amortization associated with our acquisitions in 2000 and 2001 was approximately SEK 149.1 million for the year ended December 31, 2001, including a write down of the goodwill in Cegal AS, prior to the sale of the operations.

Interest Income (Expense), Net

Net interest expense increased to approximately SEK 469.2 million for the year ended December 31, 2001 from approximately SEK 197.9 million over the same period in 2000. The increase resulted principally from the issuance of our notes in January 2001. Interest expense on issued notes is to a minor degree offset by interest income on cash and cash equivalents as well as government securities, which we purchased, pledged and transferred to the collateral agents to secure payments of the first six scheduled interest payments on the notes issued in May 1999.

Other Income (Expense), Net

We recorded net other expense of approximately SEK 44.2 million for the year ended December 31, 2001, compared to net other expense of approximately SEK 3.2 million over the same period in 2000. The increase in net other expense resulted primarily from the loss on a sale of other fixed assets of SEK 32.8 million and the loss of the sale of our PBX activities and consulting activities in Stavanger, Norway of SEK 30.4 million. The increase was partly offset by the income effect of the closing of all our interest rate swap agreements on September 20, 2001 that generated SEK 40.3 million. As discussed above, and in Note 17 to the condensed consolidated financial statements, our foreign exchange forward contracts and interest rate swaps do not qualify for hedge accounting under SFAS 133.

Foreign Exchange Gains (Losses)

We recorded a net foreign exchange gain of approximately SEK 95.1 million for the year ended December 31, 2001, compared to a net foreign exchange loss of approximately SEK 36.0 million over the same period in 2000. Net foreign exchange losses resulted principally from the effects that fluctuations in exchange rates of the U.S. dollar and euro has on our debt denominated in these currencies. These effects through October 2001 were principally offset by unrealized gains or losses on foreign exchange forward contracts. Since October 2001 no foreign exchange forward contracts have been entered into and thus the gross impact of foreign currency fluctuations has been recorded as Foreign exchange gains (losses).

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

The following table presents revenue information by revenue category for the years ended December 31, 1999 and 2000 (in SEK 000's):

	Year ended December 31,
Revenue Category	1999	2000

Direct	46,474	474,379
Wholesale	92,949	287,236
Indirect and other	92,953	286,246

Total Consolidated Operating Revenues	232,376	1,047,861

Operating Revenues

Consolidated operating revenues increased to approximately SEK 1,047.9 million for the year ended December 31, 2000 from approximately SEK 232.4 million over the same period in 1999. This increase in consolidated operating revenues primarily resulted from expansion of our network, which increased our customer base and customer traffic. We had approximately 12,980 business customers as of December 31, 2000, compared to 7,466 over the same period in 1999. A total of 2,332 million billable minutes were carried over our network during the year ended December 31, 2000, compared to 859 million over the same period in 1999. The increase in consolidated operating revenues in 2000 also reflects our acquisitions of Global One's customer base, WinEasy AB (acquired in December 1999), the seven Finnish companies, ElTele Rogaland AS, Explore IT AS, Cegal AS and WebEasy AS, each of which we began consolidating as of the respective dates of acquisition during 2000.

Direct revenues increased to approximately SEK 474.4 million for the year ended December 31, 2000 (which represented approximately 45% of consolidated operating revenues for the year) from approximately SEK 46.5 million over the same period in 1999 (which represented approximately 20% of consolidated operating revenues for the year). This increase in direct revenues was primarily attributable to the expansion of our network and an increase in directly-connected customer traffic. For the year ended December 31, 2000, the total number of directly-connected customers across our network increased to 2,458 from 986 for the same period in 1999. In addition, the increase in direct revenues was attributable to the introduction of our hosting and other broadband services during 2000, which we were able to offer to our customers after the acquisition of WinEasy AB.

Wholesale revenues increased to approximately SEK 287.2 million for the year ended December 31, 2000 (which represented approximately 27% of consolidated operating revenues for the year) from approximately SEK 92.9 million over the same period in 1999 (which represented approximately 40% of consolidated operating revenues for the year). This increase in wholesale revenues was attributable to the expansion of our network which allowed us to sell some of our excess capacity to resellers and carriers at competitive prices.

Indirect and other revenues increased to approximately SEK 285.8 million for the year ended December 31, 2000 (which represented approximately 27% of consolidated operating revenues for the year) from approximately SEK 93.0 million over the same period in 1999 (which represented approximately 40% of consolidated operating revenues for the year). This increase in indirect and other revenues was attributable to the expansion of our network which resulted in an increase in the number of and traffic generated by indirectly-connected customers.

Total operating revenues in Sweden increased to approximately SEK 518.2 million for the year ended December 31, 2000 from approximately SEK 131.8 million over the same period in 1999. We had approximately 4,744 business customers in Sweden as of December 31, 2000, compared to 3,683 over the same period in 1999. The increase in our customer base and customer traffic resulted in a total of 1,470 million billable minutes carried over our network during the year ended December 31, 2000, compared to 697 million over the same period in 1999. In addition, our acquisition of WinEasy AB and GlobalOne's customer base contributed approximately SEK 223 million of revenues for the year ended December 31, 2000.

In Norway, we had operating revenues of approximately SEK 204.6 million for the year ended December 31, 2000, compared to approximately SEK 49.3 million over the same period in 1999. We had approximately 4,616 business customers in Norway as of December 31, 2000, compared to 1,657 for the same period in 1999. We carried over 504 million billable minutes in Norway during the year ended December 31, 1999, compared to 128 million over the same period in 1999. In addition, our acquisition of ElTele Rogaland AS and Explore IT AS contributed approximately SEK 44 million of revenues for the year ended December 31, 2000.

In Denmark, we had operating revenues of approximately SEK 226.5 million for the year ended December 31, 2000, compared to approximately SEK 38.7 million over the same period in 1999. We had approximately 2,109 business customers in Denmark as of December 31, 2000, compared to 784 for the same period in 1999. We carried 308 million billable minutes in Denmark during the year ended December 31, 2000, compared to 31 million over the same period in 1999.

In Finland, where we began our operations as a result of our acquisition of Clinet Oy in October 1999, we had operating revenues of SEK 98.5 million for the year ended December 31, 2000, compared to SEK 12.6 million in the period from October 1999 through December 31, 1999. We had approximately 1,511 business customers in Finland as of December 31, 2000, compared to 1,342 in the period from October 1999 through December 31, 1999. We carried 51 million billable minutes in Finland during the year ended December 31, 2000, compared to 3 million in the period from October 1999 through December 31, 1999. In addition, our acquisition of the seven Finnish companies during 2000 contributed approximately SEK 61 million of revenues.

Cost of Revenues, Excluding Depreciation and Amortization

Our cost of revenues, excluding depreciation and amortization, increased to approximately SEK 668.4 million for the year ended December 31, 2000 from approximately SEK 177.3 million over the same period in 1999. This increase resulted primarily from increased customer traffic, which resulted in higher payments to incumbent telecommunications operators and other carriers for leased capacity and interconnection charges.

Direct costs increased to approximately SEK 447.9 million for the year ended December 31, 2000 from approximately SEK 121.5 million over the same period in 1999. This increase resulted primarily from increased traffic originating on our network due to the expansion of our customer base and customer traffic. Direct costs as a percentage of consolidated operating revenues were 43% for the year ended December 31, 2000, compared to 52% for the same period in 1999. The decrease is primarily attributable to the expansion of our network resulting in the increase in our base of directly-connected customers and the decrease in interconnection fees.

Indirect costs increased to approximately SEK 220.5 million for the year ended December 31, 2000 from approximately SEK 55.8 million over the same period in 1999. This increase resulted primarily from increased costs associated with indirectly-connected customers accessing our services through leased lines as well as increased cost for network operations.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to approximately SEK 719.0 million for the year ended December 31, 2000 from approximately SEK 291.9 million over the same period in 1999. As a result of the increase in the number of our employees, particularly our internal sales force, which increased to 195 as of December 31, 2000 from 74 as of December 31, 1999, our payroll expenses rose to approximately SEK 279.8 million as of December 31, 2000 from approximately SEK 104.8 million for the same period in 1999.

Depreciation and Amortization

Depreciation and amortization increased to approximately SEK 239.1 million for the year ended December 31, 2000 from approximately SEK 33.9 million over the same period in 1999. The majority of this increase resulted from the build-out of our intercity network.. Amortization associated with our acquisitions in 1999 and 2000 was approximately SEK 79.0 million for the year ended December 31, 2000.

Interest Income (Expense), Net

Net interest expense increased to approximately SEK 197.9 million for the year ended December 31, 2000 from approximately SEK 125.0 million over the same period in 1999. The increase resulted substantially from higher interest expense payable on our notes due 2009 issued in May and December 1999, which is reflected as an expense on our financial statements. Interest expense is only partially offset by interest income from the government securities we purchased, pledged and transferred to the collateral agents to secure payment of the first six scheduled interest payments on the notes issued in May 1999.

Foreign Exchange Gains (Losses)

We recorded a net foreign exchange loss of approximately SEK 36.0 million for the year ended December 31, 2000, compared to a net foreign exchange loss of approximately SEK 5.9 million over the same period in 1999. The 2000 net foreign exchange loss resulted principally from a loss on our euro and dollar denominated notes offset by an unrealized gain on our government securities and forward exchange contracts.

B. Liquidity and Capital Resources

We have incurred significant operating losses and negative cash flows as a result of the expansion of our operations and capital expenditures related to the continued build-out of our network. We believe that we will continue to incur losses and negative cash flows. However, as our network build-out nears completion, we expect our cash outflow to decrease. You should refer to "Risk Factors-We have incurred substantial losses that may continue indefinitely and make it difficult to fund our operations" for a discussion of the risks related to our operating losses and negative cash flow.

Since we were founded, we have financed our operations through operating cash flows, equity contributions and long-term debt financing.

We entered into an Investment Agreement on February 9, 1999 with Providence Equity Partners L.P. and Providence Equity Partners II L.P., under which we issued 36,772,800 preferred shares convertible into ordinary shares of Song Networks Holding to these investors for a capital contribution in the amount of SEK 188.5 million ($23.2 million at the prevailing exchange rate on the date of the agreement) paid in cash on March 18, 1999. Under the terms of this agreement, we are required to use the net proceeds of the issue of the convertible preferred shares to fund the expansion of our network and for other general corporate purposes.

In connection with the investment by the Providence companies, our board authorized the issuance of 8,000,000 additional ordinary shares to several of its existing shareholders, members of our management and Lehman Brothers Holding plc, an affiliate of Lehman Brothers International (Europe). The existing shareholders and Lehman Brothers Holding plc subscribed for a total of 4,500,000 and 1,700,000 of these shares, respectively, in April 1999. As a result of these subscriptions, we received additional capital contributions totaling SEK 31.8 million ($3.4 million). On April 19, 1999, our board of directors allocated previously authorized shares to certain of the existing shareholders and members of management. On April 22, 1999, we contributed SEK 201 million of equity to the subsidiaries of Song Networks N.V.

In May 1999, Song Networks N.V. completed an offering consisting of:

- 150,000 dollar units, consisting of $150 million 13.0% senior dollar notes due 2009 and dollar warrants to purchase 40,403 of our ordinary shares and

- 100,000 euro units, consisting of EUR 100 million 13.0% senior euro notes due 2009 and euro warrants to purchase 28,740 of our ordinary shares.

In December 1999, Song Networks N.V. completed an offering of EUR 150 million 11 7/8% senior notes due 2009.

In March 2000, we sold 28,333,333 ordinary shares through our initial public offering, raising approximately $492 million in net proceeds. In connection with our initial public offering, Song Networks N.V. elected to cancel the dollar warrants and the euro warrants issued by it as part of its units offering in May 1999. Therefore, in accordance with a formula set forth in the warrant agreements, Song Networks N.V. issued to us 390,845 shares with a nominal value of EUR 0.01 per share for cash consideration of EUR 3,908, and we issued to the warrant holders 4,521,159 ordinary shares as consideration for the cancellation of the dollar warrants and the euro warrants. In April 2000, Goldman Sachs International and Lehman Brothers International (Europe) exercised their over-allotment option, and we issued 1,614,605 shares, raising approximately $27 million in net proceeds.

During 2000, we loaned Song Networks N.V. a total of SEK 4.43 billion which principally represented the net proceeds from our public offering. In order to enable Song Networks N.V. to be in compliance with the provisions of the indentures governing its outstanding notes, on December 13, 2000, we converted the loan to Song Networks N.V. into a capital contribution.

In January 2001, Song Networks N.V. completed an offering of EUR 175 million 12 3/8% senior notes due 2008.

In November 2001, we put in place a receivables financing arrangement with Svenska Handelsbanken, with an initial commitment limit and draw-down potential of SEK 300 million. The facility will be secured by accounts receivables.

The indenture agreements relating to Song Networks N.V.'s offering of notes in May 1999, December 1999 and January 2001, restrict Song Networks N.V. and certain of its subsidiaries from paying dividends or making other payments to us. At December 31, 2001, restricted net assets of our consolidated subsidiaries totaled SEK 247.1 billion.

Net cash from financing activities used to fund net cash outflow from operating and investing activities was SEK 1.9 billion for the year ended December 31, 2001, compared to net cash from such activities of SEK 4.5 billion over the same period in 2000. Net cash provided by financing activities for the year ended December 31, 2001 principally resulted from the net proceeds of Song Networks N.V.'s offering of notes in January 2001, while net cash provided by financing activities for the year ended December 31, 2000 principally resulted from our initial public offering of shares in March 2000.

Net cash outflow from investing and operating activities was SEK 2.5 billion during the year ended December 31, 2001, compared to SEK 4.2 billion over the same period in 2000. We have used the majority of this cash during 2001 for investments in our network and other tangible assets and for the acquisition of businesses. On May 2, 2001, our Swedish subsidiary Song Networks AB acquired Sonera Oy's data and telephony operations in Sweden for approximately SEK 200 million in cash, and on June 20, 2001, our Finnish subsidiary Song Networks Oy acquired Telia Finland for SEK 490 million, approximately 70% of which was paid in cash and approximately 30% was paid in shares of Song Networks Holding. Despite our acquisition-related cash expenditures during the year ended December 31, 2001, our net cash used in investing and operating activities decreased significantly due to a decrease in net investments in government securities. Earnings plus fixed charges were insufficient to cover fixed charges by SEK 1,237.8 million during the year ended December 31, 2001, compared to SEK 387.1 million over the same period in 2000.

We made total capital expenditures, on a consolidated basis, of SEK 3.0 billion during the year ended December 31, 2001, compared to SEK 1.6 billion during the year ended December 31, 2000. The expenditures related primarily to the continued expansion, development and construction of our fiber network, the build-out of which is substantially complete, the acquisition and installation of additional switches and POPs, the continued build-out of DSL co-locations and the expansion of our operating support systems. A portion of our capital expenditures for the year ended December 31, 2001 was customer-demand driven expenditures, including costs of installing new customers onto our network. Now that the build-out of our network is essentially complete, we expect such customer driven expenditures to represent an increasing part of our capital expenditures and the expenses related to the construction of our overall network to decrease.

We estimate that capital expenditures will total approximately SEK 500 million to SEK 600 million in 2002.

Actual capital expenditures will depend on many factors, including:

- the success of our business,

- the types of services we offer,

- demand for customer-driven services, including upgrading and maintaining our service offerings,

- staffing levels, and

- customer growth.

Many factors that will affect our capital expenditures are not within our control, including regulatory developments, capital costs and competitive conditions within the Nordic communications market.

We currently maintain significant cash balances and interest-bearing investments that can be liquidated quickly. As of December 31, 2001, we had approximately SEK 1.2 billion in cash and short-term investments. In addition, we had approximately SEK 247.1 million in restricted current assets that included, among other things, the government securities we purchased, pledged and transferred to collateral accounts to secure payment of the first six scheduled interest payments due on the notes sold in May 1999. The remainder of the funds in these collateral accounts will be depleted in May 2002, when Song Networks N.V. makes its sixth scheduled interest payment on its May 1999 notes.

We are entering 2002 with a somewhat lower run-rate of revenues from continuing operations due to divestments, phase out of non-core revenue streams and the general macroeconomic slow-down. While this slower top-line revenue growth in 2002 will likely be partly offset by higher gross margin, we expect to have a limited funding gap within the 18 month period beginning January 1, 2002. In order to address this funding gap, management is considering a number of different options to raise capital, however, there can be no assurance that we will be able to obtain the necessary financing we need on commercially reasonable terms or at all See "Item 3-Key Information-Risk Factors-To continue to implement our business plan, we will need additional financing. If we fail to secure sufficient additional financing, our business will be adversely affected and we may effectively cease to be able to conduct our business."

Goodwill

As of December 31, 2001, net goodwill recorded by us in connection with our acquisitions of Telia Finland, Sonera's data and telephony operations in Sweden, ElTele Rogaland AS, Euroconnect A/S, WinEasy AB and other acquisitions completed by us in 1999, 2000 and 2001, had a net carrying value of approximately SEK 1.4 billion (equal to 14.0% of consolidated totals assets and 60.4% of consolidated shareholders' equity, see Note 3 to the consolidated financial statements included elsewhere in this annual report). Goodwill recorded in connection with these acquisitions is being amortized on a straight-line basis over 10 years. Our management performed an analysis of the identifiable tangible and intangible assets of each of the acquired businesses at the respective dates of acquisition and determined that no significant intangible assets other than goodwill should be recognized. In analyzing the useful life of goodwill, our management principally considered the nature of the business operations acquired and the industry and markets served.

As outlined in the Critical Accounting Policies section of this document, management has concluded that as undiscounted estimated future cash flows are in excess of the carrying values of goodwill as of December 31, 2001, there is no need to record an impairment writedown. The estimation of undiscounted cash flows is to a large extent imprecise, as assumptions must be made with regard to revenue growth, margins, SG&A as well as capital expenditures. Assumptions made may differ from the actual outcome and if this is the case impairment charges may have to be recorded in the future.

Foreign Currency

Our revenues and a significant portion of our expenses are denominated in Swedish kronor. As we develop our continuing operations in Norway, Denmark and Finland, we expect that an increasing portion of our revenues and expenses will be denominated in currencies other than Swedish kronor, including Norwegian kroner, Danish kroner and euro. All of the funds available from our offering of notes in May 1999 were denominated in dollars and euros and all of the funds available from our offering of notes in December 1999 and January 2001 were denominated in euros. Interest payments on such notes are made either in dollars or euros. As a result we will be exposed to foreign exchange risks, and our results of operations likely will be affected by fluctuations in the value of the local currencies in which we transact business to the extent that such exposures are not effectively hedged.

Seasonality

The level of our revenue in any given month is influenced by the number of business days in the month. In addition, we experience reduced levels of revenue in the months of July, August, December and January because these months are traditional holiday periods in the Nordic countries.

Inflation

We do not believe that inflation has had a material effect on our results of operations and financial condition for any of the periods discussed.

Introduction of the Euro

Under the provisions of the 1992 Treaty on European Union, on January 1, 1999, a new single European currency, the "euro," replaced the local currencies in 11 of the 15 member states of the European Union. On January 1, 1999, the participating members of the European Union established fixed conversion rates between their then existing sovereign currencies and the euro. Beginning January 1, 2002, the participating members began using the newly issued euro-denominated bills and coins for use in cash transactions. No later than July 1, 2002, the participating members will withdraw all bills and coins denominated in the respective local currency, so that the local currencies will no longer be legal tender for any transaction, making the conversion to the euro complete.

The introduction of the euro has not had a material effect on our operations, and we do not expect that the conversion to the euro will have such an effect on our operations. Because we operate in several different countries, we designed our billing system to accommodate invoicing in multiple currencies. Moreover, none of the markets in which we currently operate, other than Finland, has adopted the euro. Although Sweden and Denmark are members of the European Union, they have elected not to replace their local currencies with the euro. Norway is currently not a member of the European Union. As a result, notwithstanding the introduction of the euro on January 1, 1999, we continue to invoice and receive payment from our customers in the respective local currencies of these countries.

C. Research and Development, Patents and Licenses, etc.

See Item 4-"Information on the Company-Business Overview-Intellectual Property".

D. Trend Information

See Item 5-"Operating and Financial Reviews and Prospects-Operating Results" and

"-Liquidity and Capital Resources".

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Our general affairs and business are under the direction and supervision of our board of directors. The board is elected by a majority vote of its shareholders at an annual general meeting for a term of one year. The board currently consists of five directors without any deputy. Our articles of association provide for a minimum of three and a maximum of eight directors, with no more than three deputy directors. A general meeting of shareholders may change the minimum and maximum number of directors, fix the term of the directors and reelect or remove any director.

The following table sets forth information with respect to our directors:
Name	Born	Position
Lars F. Windfeldt	September 14, 1955	Chairman
Lennart Lübeck	January 9, 1938	Director
Tommy Ekström	March 11, 1955	Director, Chief Technical Officer
Viesturs Janis Vucins	September 7, 1945	Director
Lars Grönberg	March 1, 1949	Director
Paul J. Salem (1)	September 26, 1963	Director

(1) On March 7, 2002 we announced that Paul Salem had resigned as a board member.

Lars F. Windfeldt. Mr. Windfeldt has been the Chairman of the Board since July 1997 and a member of the audit committee and compensation committee since December 1999. Mr. Windfeldt has served as a director of Song Networks AS, formerly Tele1 Europe AS (Norway), since August 1997, of Song Networks A/S, formerly Tele1 Europe A/S (Denmark), since October 1997 and of Song Networks AB, formerly Tele1 Europe AB since, February 1999. In May 1999, Mr. Windfeldt assumed the role of Chairman of the Board of Song Networks Oy, formerly Tele1 Europe in Finland Oy. Since 1988, Mr. Windfeldt has been a private equity investor operating primarily in Scandinavia. He currently is a Board Member of Proffice Sverige AB, of Stockholm, which is listed on the Stockholm Stock Exchange. Mr. Windfeldt holds a Master of Business Administration degree from the Harvard Business School and a Bachelor in Business Administration degree from the Norwegian School of Economics and Business Administration (NHH).

Lennart Lübeck. Mr. Lübeck has been a member of the Board since our founding and a member of our audit committee and compensation committee since December 1999. He is Chairman of the Swedish Space Corporation and has served as a Program Manager for Swedish Technology Foresight, a program set up by private and public agencies in Sweden to outline the future of Swedish business in a 20-year perspective. Mr. Lübeck holds a Master of Science degree in technical physics from the Royal Institute of Technology in Stockholm and a Doctorate from Luleå University.

Tommy Ekström. Mr. Ekström, one of our founders, has been on our Board since 1996. He also is the Chief Technical Officer. Mr. Ekström has worked in the telecommunications industry for 18 years. From 1982 to 1990, he served as a project manager of Ericsson AB overseeing major global projects. Prior to this assignment, he was a Project Manager with Motorola AB and held a senior position at Europolitan where he was responsible for the implementation of the fixed part of the mobile network and for business development. Mr. Ekström holds a degree in Mechanical Engineering from Katrineholms Technical Institute.

Viesturs Janis Vucins. Mr. Vucins has been on the Board since March 1999. Mr. Vucins has worked in the telecommunications industry for 30 years. He currently is the regional President of Lucent Enterprise Networks/Europe Middle East Africa, a position he has held since 1998. Prior to joining Lucent, Mr. Vucins served as President of Global One from 1996 to 1998, AT&T-Unisource N.V from 1992 to 1996 and Telia International from 1989 to 1992. He holds a Master in Science and Electrical Engineering degree from the Royal Institute of Technology in Stockholm and additional academic qualifications in business administration and business economics from the University of Stockholm and INSEAD.

Lars Grönberg. Mr. Grönberg has been a member of the Board since May 2000 and a member of the audit committee since May 2000. From 1998 to 2000, Mr. Grönberg was the Chief Executive Officer of Intrum Justitia. Prior to that time, Mr. Grönberg held the position of Vice President of TeleDanmark from 1996 to 1998. From 1993 to 1996, Mr. Grönberg was Vice President of Kinnevik. Prior to 1993, Mr. Grönberg held senior management positions in Procordia Group and Rank Xerox. Mr. Grönberg received a Master in Business Administration degree from the Stockholm School of Economics.

Paul J. Salem. On March 7, 2002 we announced that Mr. Salem had resigned as a board member. He had been a member of the Board since March 1999. Mr. Salem is a Managing Director and a general partner of Providence Equity Partners, a private equity fund specializing in telecommunications and Internet investments. Mr. Salem is the head of Providence's European office and has been responsible for many of Providence's investment activities, including its investments in competitive local exchange carriers, Internet service providers, mobile telephony, telecommunications infrastructure and wireless data companies. He currently is a director of AT&T Canada, Verio Star One and Atlantic Telecom. Prior to joining Providence, Mr. Salem worked for Morgan Stanley & Co. in corporate finance and mergers and acquisitions. Mr. Salem received a Bachelor of Arts degree from Brown University and a Master of Business Administration degree from the Harvard Business School.

Directors' Fees and Expenses

Our non-executive directors do not receive any fees for serving as directors. We reimburse our directors for their reasonable out-of-pocket expenses incurred in connection with attending board meetings. We also maintain liability insurance on behalf of our directors.

Senior Management

The following table sets forth information regarding our executive officers:
Name	Born	Position
Ivar Strömberg (1)	March 21, 1956	President and Chief Executive Officer
Tommy Ekström	March 11, 1955	Chief Technical Officer
Liia Nõu	February 23, 1965	Chief Financial Officer
Ari-Jussi Knaapila	October 30, 1959	Chief Operating Officer

Tomas Franzén (2)	July 11, 1962	President and Chief Executive Officer, effective April 1, 2002

  Ivar Strömberg is resigning with effect from March 31, 2002 and will be replaced by Tomas Franzén.

  Tomas Franzén will become President and Chief Executive Officer effective April 1, 2002.

Ivar Strömberg. Mr. Strömberg, one of our founders, has been our Chief Executive Officer since 1996, and has been a member of Song Networks N.V.'s Management Board since its inception. He has worked in the telecommunications industry for seven years. Prior to founding us, Mr. Strömberg was Managing Director of MCI International, responsible for MCI's Nordic operations from March 1992 through January 1996. His previous experience includes positions as product manager at Ericsson Fibre Optics AB and marketing manager at Esselte Systems AB. He holds a Bachelor in Business Administration degree from the University of Stockholm.

Tommy Ekström. See above.

Liia Nõu. Ms. Nõu has been our Chief Financial Officer since September 1999. Ms. Nõu was appointed as a member of the Management Board of Song Networks N.V. in December 1999. Prior to joining us, Ms. Nõu was Chief Financial Officer of Icon Medialab, a Swedish provider of digital communications solutions, from September 1997 to September 1999. From August 1995 through September 1997, she was Chief Financial Officer of Tele2 AB, a Swedish competitive telecommunications provider. From September 1989 through August 1995, Ms. Nõu served in several capacities with Kuwait Petroleum Svenska AB, including as Treasurer, Systems Administrator, Controller and Finance Manager. Ms. Nõu holds a Bachelor in Business Administration degree from the Stockholm School of Economics.

Ari-Jussi Knaapila. Mr. Knaapila was appointed our Chief Operations Officer of Song Networks Holding AB in the middle of December 2001. Prior Mr. Knaapila has been the Managing Director of Song Networks Oy in Finland since May 1999. Before joining Song Networks Mr. Knaapila served as the Managing Director of Telenordia Oy and as the country manager for Oy Unisys Ab. His previous assignments include a senior sales position with Sophistics Oy, the largest technology hardware supplier in Finland. Mr. Knaapila holds a Master of Science degree from the Helsinki University of Technology.

Tomas Franzén. Mr. Franzén was appointed new Chief Executive Officer on March 7, 2002, and will take up his position on April 1, 2002. Prior to his appointment he worked with AU-System AB, where he has been Chief Exeuctive Officer since 1999. He was previously Director of Sales at ICL Data AB. He is also a board member at Allgon AB, BTS AB, ProAct AB and OEM International AB. Mr. Franzén holds a Master of Science from the Technical University of Linköping.

Management of Operating Subsidiaries

Sweden

Peter Lövgren. Mr Lövgren has been the Managing Director of Song Networks AB since November 2001. He previously worked at Iterium.net where he was Managing Director from the beginning of 2001. Prior to that he held key positions as deputy Managing Director of Microsoft Sweden and as Technical Manager for WMdata Owell. He has 10 years of experience of the IT industry and extensive experience of managing technical organisations with service and consultancy as the main priorities. Mr. Lövgren holds a Bachelor in Business Administration degree from the University of Uppsala.

Norway

Ketil Kivedahl. Mr. Kivedahl was appointed Managing Director of Song Networks AS in Norway in September 2001. He has wide ranging experience from various companies within the IT industry where he has held senior management positions both nationally and internationally. He is also on the boards of several companies. He has been Managing Director for Xerox of Norway for the past five years. Prior to that he worked at Tandem Computers, Commodore Computers AS and Hewlett-Packard Norway AS. Mr. Kivedahl holds a Major in Economics from the University of Gothenburgh.

Marianne Thorsrud Haupberg. Mrs. Haupberg has been the Deputy Managing Director of Song Networks AS (formerly Tele1 Europe AS) since January 1999. Mrs. Haupberg served as a Department Manager in the Sales Division of Telenor Mobil AS from 1995 to 1998. Her previous assignments include finance advisory positions with Sparebank Kreditt and UNI Forsikring Insurance Company in Norway. Mrs. Haupberg holds a Master of Science in Business Administration degree from the Norwegian School of Economics and additional academic qualifications in management from the Stockholm School of Economics.

Denmark

Lars Netterstrom. Mr. Netterstrom has been the Managing Director of Song Networks A/S since May 2001. Prior to that he served as Deputy Managing Director of Song Networks A/S since August 1998. Mr. Netterstrom has previously served as an Executive Vice President of Telia A/S and held senior positions at Hitachi Data Systemer A/S, Tandem Computers A/S and Burroughs Data Systemer A/S. Mr. Netterstrom holds a Bachelor of Science degree from the Copenhagen Technical High School.

Dan Holmer Andersen. Mr. Andersen has been Deputy Managing Director of Song Networks A/S since May 2001. He is also the Director of Network and Operations of Song Networks A/S. Mr. Andersen has worked with Song Networks A/S since 1998. Prior to that Mr. Andersen has held key positions at GN Nettest and Alcatel Kirk A/S. Mr. Andersen holds a Master of Science degree from the Danish Technical University.

Finland

Olli Nuuttila. Mr. Nuuttila was appointed Managing Director of Song Networks Oy in December 2001. He joined Song Networks Oy May 2001 as deputy Managing Director and Sales Director. Prior to his employment at Song Networks he held a number of senior management positions at IBM in Finland. His most recent position at IBM was as head of the consultancy operations and outsourcing services. Mr. Nuuttila holds a Master of Science (Industrial Economy) from Lappeenranta University of Technology.

Petteri Nissinen. Mr. Nissinen was appointed deputy Managing Director of Song Networks Oy in December 2001. He joined Song Networks Oy in June 1999 as Financial Manager. Prior to his employment at Song Networks he held positions as financial manager at Telenordia Oy and Elisa Communications Oy. He holds a Master of Science in Business Administration and Economics degree from the Helsinki School of Economics and Business Administration.

B. Compensation

All compensation is paid by Song Networks Holding. The following information sets forth compensation for services in all capacities awarded to, earned by or paid to, our executive officers for the year ended December 31, 2001.

Cash Compensation

In 2001, we paid aggregate cash compensation, including salary and bonus, of approximately SEK 19.2 million ($1.8 million) to our executive officers, including those serving as directors, for services rendered during 2001 in all capacities. The Board determined decisions concerning the compensation of Mr. Strömberg.

Pension and Retirement Plans

The majority of our employees are eligible for retirement benefits provided under mandated government pension plans in Sweden, Norway, Denmark and Finland which are created and managed by government agencies. Under the terms of these programs we make periodic payments, based on salary levels of employees and other taxable remunerations, to various government agencies and insurance companies which then invest these funds and pay future benefits. In addition, we provide retirement benefits for certain employees through the sponsorship of defined contribution plans. Our contributions relating to these defined contribution plans for the year ended December 31, 2001 were SEK 57.4. We have no other significant post-retirement or post-employment benefit plans for employees.

We do not have private pension or retirement plans for our employees, pension funds are managed by employee trade unions and private pension funds.

Options to Purchase Securities

Prior to 2000, options were granted under separate plans for each company in the Song Networks Group. In 2001, employees were offered options under our 2001 stock option plans as described below.

2001 Stock Option Plans

On November 15, 2001, our shareholders approved an issuance of promissory notes together with detachable warrants for a new issue of shares. The promissory notes with a nominal value of SEK 10 each were connected with 100 warrants issued at a rate of SEK 75, with an addition of SEK 10 for the promissory notes. The offer was aimed at employees and senior executives in the Song Networks Group. Each warrant carries the right to subscribe for one new share of our company. The warrants can be exercised up to and including November 22, 2004, at an exercise price of SEK 13 per share. In total, 3,425,000 warrants were issued. The dilution effect of the issue, taking into account all previously issued and outstanding warrants allocated after we became a market-listed company, corresponds to approximately 2.56% of the total number of our shares and voting rights.

On February 27, 2001, our shareholders approved an issuance of promissory notes together with detachable warrants for a new issue of shares. The notes and warrants were issued to enable employees and senior executives in the Song Networks Group to participate in the stock option plan. The employees' subscriptions for the promissory notes connected with the warrants were exercised between March 12, 2001 and March 19, 2001. Each warrant carries the right to subscribe for one new share of our company. The warrants can be exercised between September 3, 2001 and March 15, 2004 at an exercise price of SEK 52 per share. In total, a maximum 1,700,000 warrants have been issued, of which 720,000 have been acquired by one of our subsidiaries, to hold in escrow for future grants.

2000 Stock Option Plan

On December 23, 1999, our shareholders authorized the board to issue up to 4,000,000 options under the 2000 stock option plan. On January 28, 2000, the board decided to offer to employees and management within the Song Networks Group a total of 820,000 units consisting of an option to subscribe for one ordinary share together with a note in the amount of SEK 5. The total price for each unit was SEK 20. A total of 789,000 options were granted in 2000. Options are exercisable until January 28, 2003 at an exercise price of SEK 129.

Stock Options for former ElTele Rogaland employees

On August 15, 2000, our shareholders decided to offer former employees of ElTele Rogaland a total of 400,000 units consisting of an option to subscribe for one ordinary share together with a note in the amount of SEK 1. A total of 38,718 options were granted. The total price for each unit was SEK 24. The options are exercisable until October 2003 at an exercise price of SEK 119.

1999 Stock Option Plan

In 1999, we adopted stock option plans for our directors and employees and directors and employees of its subsidiaries. Employees were eligible if they were employed as of March 1, 1999. Due to local law differences, the 1999 stock option plan provided for unit options in Sweden and non-unit options in Norway, Denmark and Finland, respectively. The following summary of the 1999 stock option plans reflects the December stock-split.

As of December 31, 1999 and following the 20-for-1 stock split authorized by our shareholders on December 23, 1999, options to subscribe for 14,559,960 shares were granted under the 1999 stock option plans.

Unit Options

Swedish employees and directors Swedish employees and directors of our subsidiaries received the right to purchase a unit providing the holder with an option to subscribe for one ordinary share together with a nominal debt security. In general, the price of each unit ranged from SEK 0.95 to SEK 2.4, including a loan ranging from SEK 0.25 to SEK 0.5 and a payment equal to the fair market value of the option ranging from SEK 0.7 to SEK 1.9. Employees holding units have paid for them in full. In general, employees may exercise their stock options until June 30, 2002, at exercise prices ranging from SEK 7 to SEK 25.8 per share. Under the Swedish 1999 stock option plan, a total of 10,856,000 units were granted to our employees and directors and to employees and directors of our Swedish subsidiaries.

Non-Unit Options

In Norway, Denmark and Finland, our subsidiaries gave their employees and directors rights to subscribe for our ordinary shares. In order to enable these subsidiaries to fulfil their obligations to deliver these options, we authorized options to subscribe for our shares to Song Networks Oy, our Finnish subsidiary. Once vested, these options will be delivered by Song Networks in Finland Oy to our non-Swedish employees and directors. Employees and directors who received options in Norway, Denmark and Finland did not pay for those options.

Norway

Employees and directors of our Norwegian subsidiaries received options to subscribe for our shares. Under the plan, each option entitles the holder to subscribe for one share. In general, employees may exercise the options granted under the plan at varying dates through May 1, 2004, at an exercise price of NOK 5 per share. The exercise price increases at a rate of 1% per month from the date of grant up to and including the month in which the option is exercised. A total of 634,000 options were received by employees and directors of our Norwegian subsidiaries in 1999.

Denmark

Employees and directors of our Danish operating subsidiaries received options to subscribe for our shares. Under the plan, each option entitles the holder to subscribe for one share. In general, employees may exercise the options granted under the plan at varying dates through May 1, 2003, at exercise prices ranging from NOK 5 to NOK 16 per share. A total of 549,960 options were granted to employees and directors of our Danish operating subsidiaries in 1999.

Finland

Employees and directors of our Finnish operating subsidiaries received options to subscribe for our shares. Under the plan, each option entitles the holder to subscribe for one share. A total of 1,820,000 options exercisable at varying dates through May 8, 2003 at an exercise price of NOK 5 per share were granted to employees and directors of our Finnish operating subsidiaries. Through our Finnish subsidiary, we also granted 700,000 options to Finnish employees and directors which are exercisable at varying dates at exercise prices equal to the market value of the shares at dates to be determined in the future.

Stock Options Outstanding

As of December 31, 2001, 14,755,583 options to subscribe for our shares were outstanding under our option plans. Of this total, options to subscribe for 9,230,000 shares have been granted to the current executive officers and directors.

C. Board Practices

Committees of the Management Board

We have established a compensation committee comprised of three directors, Messrs. Windfeldt, Strömberg and Lübeck. A replacement for Mr. Strömberg will be elected on the board meeting to be held in connection with the Annual General Meeting. This committee determines the salary and benefits of our Chief Executive Officer and top executives and oversees our policies and decisions regarding compensation for management. We also have established an audit committee comprised of three directors, Messrs. Windfeldt, Grönberg and Lübeck, each of whom we deem to be "independent" within the meaning of the Nasdaq listing rules. This committee oversees the outside auditor's accountability to our board and ensures the independence of our auditor.

Our Directors' Fees and Expenses

Directors employed in the company do not receive any fees for serving as directors. We reimburse directors for their reasonable out-of-pocket expenses incurred in connection with attending board meetings. Our directors receive no benefits upon termination of employment. We maintain liability insurance on behalf of our directors.

Agreements Relating to the Board of Directors

On March 15, 2000, our principal shareholders entered into an agreement whereby they agreed that, as long as the Providence funds hold at least 10% of our outstanding shares, they will take all actions within each party's control to cause:

- at least two nominees of the Providence funds to be directors on our board and

- one-third of the members of any committee of the board of directors, except the audit committee, to be elected upon the nomination of the Providence funds.

In addition to his duties as Chairman of the Board, Lars Windfeldt was engaged as a consultant regarding strategy issues. He has been paid a consultancy fee for these services.

D. Employees

As of December 31, 2001, we had a total of 1,076 full-time employees. As of December 31, 2001, our Swedish, Norwegian, Danish and Finnish operations had 386, 189, 129, and 372 employees, respectively. Our number of employees has continued to grow significantly since that date. We believe that we have attracted a highly capable and motivated work force with which relations are generally good. We regularly provide training to employees through extensive management and technical support seminars. In connection with the maintenance of our switches and the construction of our local access networks, we use third-party contractors, some of whose employees may be represented by unions or covered by collective bargaining agreements.

In an effort to recruit and retain the highest quality personnel, we offer our employees compensation packages that we believe are consistent with the industry average. We believe that a key method of providing performance incentive is through equity ownership. Our senior employees have the opportunity to purchase equity interests in our company, a portion of which are subject to time and performance vesting requirements. In addition to equity ownership opportunities for our senior employees, our compensation packages include:

(1) base pay generally in line with pay offered by comparable companies;

(2) a performance bonus; and

(3) a comprehensive benefits program.

Our sales force personnel receive commissions based upon their ability to meet sales milestones based on the estimated revenue per customer, the number of long-term contracts obtained and the additional revenue-generating services sold.

E. Share ownership

See Item 7-"Major Shareholders and Related Party Transactions."

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

A total of 165,885,177 of our ordinary shares were outstanding as of February 28, 2002, of which 25,651,821 ordinary shares were held by holders of record in the United States (excluding ordinary shares held in the form of American depositary shares, or ADSs). As of March 26, 2002, there were 55 record holders of our ordinary shares in the United States, in the aggregate representing 15% of our outstanding ordinary shares.

Our ADSs are publicly traded on the Nasdaq National Market. Each ADS represents one of our ordinary shares and is evidenced by an American depositary receipt, or ADR. Morgan Guaranty Trust Company of New York serves as the depositary for the ADRs. At March 26, 2002, a total of 3,853,723 of our ADSs were outstanding, representing 2.3% of our ordinary share capital. At March 26, 2002, there were 18 registered holders of our ADRs, 17 of which had registered addresses in the United States. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

The following table sets forth certain information regarding the beneficial ownership of our share capital as of December 31, 2001 for:

- each person who owns more than 3% of its share capital, and

- its executive officers and directors.

None of our major shareholders enjoys different voting rights from any other shareholders. In February 2001, Providence Equity Partners L.P. and Providence Equity Partners II, L.P., together Providence, sold 10 million of our ordinary shares that they held. As a result, as of June 1, 2001, Providence held 11.9% of our outstanding ordinary shares.

Name and Address of Beneficial Owner(1)	Number of Shares	Percentage of Shares(2)
Providence Equity Partners L.P.(3)	20,044,069	11.1
Providence Equity Partners II, L.P.(3)	279,508	*
Paul J. Salem (3)(4)	20,323,577	11.3
Jonathan M. Nelson(3)	20,323,577	11.3
Glenn M. Creamer (3)	20,323,577	11.3
50 Kennedy Plaza
Providence, RI 02903
United States
Christiane Foundation (5)	11,076,805	6.1
c/o Box 129
9490 Vaduz
Lichtenstein
De Facto AS(6)	4,755,683	2.6
P.O. Box 199
Vinderen
0319 Oslo
Norway
Directors
Lars F. Windfeldt (6)(8)	5,895,695	3.3
Lennart Lübeck (8)	150,000	*
Tommy Ekström(7)(8)	4,150,000	2.3
Viesturs Janis Vucins (8)	60,000	*
Lars Grönberg (8)	-	-
Executive Officers
Ivar Strömberg (7)(8)(9)	4,258,267	2.4
Liia Nõu (8)	701,000	*
Ari-Jussi Knaapila	1,137,500	*

* Less than 1%.

  In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed a "beneficial owner" of a security if he or she has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. More than one person may be deemed to be a beneficial owner of the same securities.
  Based upon: (a) 165,885,177 issued and outstanding ordinary shares, and (b) additional options to subscribe for 14,755,583 ordinary shares exercisable within 60 days.
  Providence Equity Partners L.P. ("PEP LP") is the direct beneficial owner of 20,044,069 ordinary shares. Providence Equity Partners II, L.P., an affiliate of PEP LP ("PEP II LP"), is the direct beneficial owner of 279,508 ordinary shares. Providence Equity Partners LLC ("PEP LLC") is the sole General Partner of each of PEP LP and PEP II LP and by virtue of such status may be deemed to be the beneficial owner of the shares in which PEP LP and PEP II LP have direct or indirect beneficial ownership. Paul J. Salem, Jonathan M. Nelson and Glenn M. Creamer may be deemed to share voting and investment power with respect to the shares in which PEP LLC has direct or indirect beneficial ownership. Each of Messrs. Salem, Nelson and Creamer and PEP LLC disclaims such deemed beneficial ownership except to the extent of their respective proportionate pecuniary interest therein.
  Including options to subscribe for 60,000 shares exercisable within 60 days. On March 7, 2002 we announced that Paul Salem had resigned as a board member.
  Includes 180,000 ordinary shares owned by Christiana Compagnie B.V.

(6) Mr. Windfeldt is the beneficial owner of 5,895,695 shares, including (a) 4,755,683 shares directly owned by De Facto AS, (b) 620,012 shares directly owned by Windfeldt Next AS, (c) 20,000 shares directly owned by Windfeldt AS, and (d) options to subscribe for 500,000 shares exercisable within 60 days.

(7) Including options to subscribe for 3,125,000 shares exercisable within 60 days; in the case of Mr. Strömberg, includes 240,000 shares held by Mr. Strömberg's children; and in the case of Mr. Ekström, includes 122,000 shares held by Mr. Ekström's son and includes 83,000 shares held by Mr. Ekström's wife. Mr. Ekström disclaims beneficial ownership of the 83,000 shares held by his wife.

(8) Includes the total number of shares and options beneficially held by each director and executive officer on a fully diluted basis, which includes all options.

(9) Ivar Strömberg is resigning with effect from March 31, 2002 and will be replaced by Tomas Franzén, the Chief Executive Officer of AU-System AB, who will take up his position on 1 April 2002.

On March 14, 2001, the lock-up agreements applicable to certain members of our management related to our initial public offering expired. Our officers and directors now are able to freely resell their ordinary shares.

B. Related Party Transactions

We have an agreement in place with Song Networks N.V. under which we maintain our license under the Swedish Telecommunications Act and provide Song Networks N.V. and its subsidiaries with the license's benefits.

We paid SEK 280,249 for the year ended December 31, 2001, and SEK 862,000 for the year ended December 31, 2000, to a law firm for legal services where the brother of Ivar Strömberg, a member of our management board, is a partner.

We paid consultancy fees totaling SEK 900,000 for the year ended December 31, 2001, to Lars windfeldt, the Chairman of our Board, for strategic consultancy services.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18-"Financial Statements" and "Index to Consolidated Financial Statements"

Legal Proceedings

Our indirect Swedish subsidiary, Song Networks AB, is involved in a fee dispute with Tele2 AB, which currently is subject to arbitration proceedings. The dispute concerns fees payable by Song Networks AB to Tele2 AB for traffic routed through Tele2 AB's network from November 1, 1999 to July 17, 2000. Tele2 claims that Song Networks AB has failed to fully compensate Tele2 in accordance with the terms of the applicable interconnection agreement with Tele2. Song Networks AB has contested Tele2's claim on several grounds. Arbitration proceedings are being continued. The company believes that it has adequately provided for an unfavorable outcome for these proceedings. However, an unfavorable outcome may result in an increased cost base in the future.

We routinely make filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate. In addition, we are from time to time involved in routine disputes in the ordinary course of business, none of which we believe will have a material adverse effect on our financial position or results of operations.

Dividend Policy

We have never declared or paid any dividends on ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to finance operations, expand our network, repay our outstanding obligations and finance future acquisitions. Our ability to declare or pay cash dividends, if any, will depend upon the ability of our indirect subsidiaries to declare and pay dividends or otherwise transfer funds to Song Networks N.V. and, in turn, Song Networks N.V.'s ability to pay dividends or otherwise transfer funds to us. The indentures governing Song Networks N.V.'s outstanding notes limit its ability to pay dividends or otherwise transfer funds to us.

B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

The chart below sets forth the high and low prices of our American Depositary Shares or ADSs, which are quoted on the Nasdaq National Market under the symbol "SONW," and our ordinary shares, which are listed on the OM Stockholm Exchange under the symbol "SONW." Our ADSs and ordinary shares began trading on March 16, 2000.

	NASDAQ		OM Stockholm Exchange
	(Prices in U.S. dollars)		(Prices in SEK)
	High	Low	High	Low

Financial year ending
December 31, 2000	26.016	3.875	235.00	41.50
December 31, 2001	1.390	0.730	13.60	8.55
Financial quarter ending
March 31, 2000	26.016	18.375	235.00	160.50
June 30, 2000	19.625	8.875	175.00	86.00
September 30, 2000	15.000	8.875	134.50	85.50
December 31, 2000	9.156	3.875	92.00	41.50
March 31, 2001	7.500	2.500	72.50	24.00
June 30, 2001	3.910	1.950	41.00	19.80
September 30, 2001	2.190	0.310	23.80	3.80
December 31, 2001	1.390	0.350	13.50	4.30
Month ending
September 2001	0.650	0.310	7.65	3.80
October 2001	1.090	0.350	10.50	4.30
November 2001	1.320	0.500	12.80	5.10
December 2001	1.390	0.730	13.60	8.80
January 2002	1.100	0.720	11.90	8.10
February 2002	1.010	0.220	8.65	3.00
March 2002 (through March 26, 2002)	0.470	0.210	4.27	3.18

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

General

We were registered in Sweden on June 22, 1995, and we operate and are registered under the Swedish Companies Act (1975:1385) as a Swedish limited liability company. We are registered with the Swedish Patent and Registration Authority under registration number 556512-7031. Our objective, as set out in section 4 of our articles of association, is to, independently or through subsidiaries, provide public telecommunications, offer consultancy services, sell and install activities within the telecommunication and data communication area, own and administrate shares and carry out business related thereto. Our articles of association, as amended, were adopted at the annual general meeting of our shareholders on May 16, 2001. At our annual Shareholders' Meeting on May 16, 2001, our shareholders voted to change the name of our company to Song Networks Holding AB.

A description of our memorandum and articles of association is incorporated herein by reference to our annual report filed on Form 20-F with the U.S. Securities and Exchange Commission on June 19, 2001.

C. Material contracts

See also Item 5-Operating and Financial Review and Prospects-Recent Developments.

Contracts related to Song Networks N.V.'s January 2001 Notes Offering

In Song Networks N.V.'s third high yield offering in January 2001, Song Networks N.V. issued EUR 175 million in aggregate principal amount of 12⅜% senior euro notes due 2008. In connection with the offering, Song Networks N.V. entered into the following agreements: (1) a euro indenture with the United States Trust Company of New York dated January 31, 2001 and (2) a registration rights agreement with Lehman Brothers International (Europe) and Goldman Sachs International. Pursuant to a purchase agreement with Song Networks N.V. the notes were initially sold to Goldman Sachs International and Lehman Brothers International (Europe), who subsequently sold them to institutional investors in reliance on exemptions under the Securities Act.

As required under the indenture, Song Networks N.V. pays interest on these notes semi-annually on February 1 and August 1 of each year. Song Networks N.V. may cancel these notes using one or more of the following methods:

- prior to January 31, 2004, Song Networks N.V. may cancel up to 35% of these notes by paying note holders 112.375% of the principal amount of the notes being cancelled with the net proceeds of sales of equity by, or other capital contribution to, our company, and

- Song Networks N.V. may cancel all, and only all, of these notes at any time by paying note holders the principal amount of these notes, plus accrued interest and any other amounts then due and which will become due as a result of the redemption or otherwise, if there are changes to laws or regulations affecting taxes in The Netherlands or changes in the application of these laws or regulations requiring Song Networks N.V. to pay additional amounts.

As required under the registration rights agreement, in March 2001, Song Networks N.V. filed a registration statement on Form F-4 with the Commission, and the notes originally issued were exchanged for freely transferable notes in May 2001.

Acquisition of parts of Sonera Oy's fixed data operations in Sweden, May 2001

On May 1, 2001, our subsidiary in Sweden, Song Networks AB, entered into an agreement with Sonera Sverige AB to acquire certain assets of Sonera Sverige AB's fixed data and telecommunications operations in Sweden for SEK 197 million in cash. Under of the agreement, Song Networks AB agreed to acquire approximately 1,000 business customers and related equipment from Sonera Sverige AB, and agreed to employ approximately 60 personnel attached to Sonera Sverige AB's Swedish operations.

Under the terms of the agreement, until December 31, 2002, Sonera Sverige AB is prohibited from providing data and telecom services in Sweden to the customers it transferred to Song Networks AB, and Song Networks AB is similarly prohibited from providing, data and telecom services to Sonera's customers in Sweden. During the same period, Sonera Sverige AB must refrain from luring any personnel transferred to Song Networks AB away from the transferred operations. The parties further agreed to provide services and assistance to each other at fair commercial terms until the transferred customers are fully transferred to Song Networks AB. Sonera Oy, the Finnish parent company of Sonera Sverige AB, also a party to the agreement, undertook to provide continued services, support and network management to Song Networks AB, as necessary for Song Networks AB to continue the transferred operations. Since December 31, 2001, Song Networks AB pays a fee to Sonera Oy for these services in an estimated amount of SEK 200,000 per annum. The parties have committed not to divulge or communicate any confidential information for a period of five years.

The agreement with Sonera Sverige AB did not include Sonera's Swedish carrier operations or the Geddeholm call center. The acquired operations had annual turnover of SEK 212 million during 2000, of which approximately two thirds was data and Internet services.

Acquisition of Telia Finland Oy, June 2001

On June 20, 2001, we acquired Telia Finland Oy, the Finnish arm of the Swedish telecommunications incumbent Telia AB, which provides wireline data and telephony services and operates a nationwide network in Finland. The purchase price was approximately SEK 490 million, of which approximately 70% was paid in cash and 30% was paid in shares of our company. This acquisition did not include Telia Mobile, Telia International Carrier or the mobile portal Speedy Tomato. On the same date, we transferred our entire interest in Telia Finland Oy to our Finnish subsidiary Song Networks Oy. Song Networks Oy assumed all of our rights and obligations under the original agreement except the obligation to deliver our shares to Telia AB.

The shares delivered to Telia AB were subject to a six month lock-up period which expired in December 2001. Under the terms of the agreement, upon expiration of the lock-up, we and Telia AB were to consult each other to ensure that Telia AB sells the shares at the highest possible price. Telia AB is entitled to retain approximately 90% of the sale price.

Receivables financing of SEK 300 million ($29 million), in November 2001

On November 5, 2001, we secured a receivables financing with Svenska Handelsbanken, with an initial commitment limit and draw-down potential of SEK 300 million ($29 million). The receivables financing will be secured by the accounts receivables of each operating subsidiary. Under the agreement, our operating subsidiaries may draw on an amount of up to 65% of the aggregate nominal amount of our eligible invoices, so long as the amount does not exceed SEK 300 million outstanding at any one time.

D. Exchange controls

Since 1990, Swedish exchange controls regulations have been essentially abolished. The remaining controls are aimed only at providing the central bank and the national tax board with sufficient data to maintain statistics on the balance of payments and for tax control purposes.

E. Tax Considerations

Swedish Taxation

Taxation of dividends

Under Swedish tax law, dividends paid by us to non-residents of Sweden are subject to Swedish withholding tax at a rate of 30%. Pursuant to the income tax treaty between the United States and Sweden, however, dividends paid by us to a U.S. holder of shares or ADSs will generally be subject to Swedish withholding tax at a reduced rate of 15%, provided that the U.S. holder is a resident of the United States pursuant to that treaty and does not have a permanent establishment or a fixed base in Sweden. A U.S. holder of ADSs or shares may be required to provide documentary evidence that such holder is entitled to the reduced 15% withholding tax rate under the treaty. Morgan Guaranty Trust Company of New York or its custodian will, to the extent practicable, facilitate all administrative actions necessary to obtain the reduced 15% Swedish withholding tax rate at source or obtain refunds of Swedish withholding taxes for U.S. holders of ADSs.

Tax on sale or other disposition of shares or ADSs

Under Swedish tax law and the income tax treaty between the United States and Sweden, you will not be subject to Swedish tax on any gains derived from the sale or other disposition of shares or ADSs, provided that you are not a resident of Sweden and do not have a permanent establishment or a fixed base in Sweden. Special rules may, however, apply to individuals who have been residents of Sweden at any time within the ten-year period immediately preceding such sale or other disposition.

Estate and gift taxes

A transfer of a share or an ADS by gift or by reason of the death of the owner may be subject to Swedish gift or inheritance tax, respectively, with the applicable progressive rates varying from 10% to 30% of the taxable amount (determined after certain deductions), depending on the relationship of the donee or beneficiary to the donor or decedent. Transfers of shares or ADSs will be subject to Swedish inheritance tax if the decedent at the time of death is a resident in Sweden or a Swedish citizen or, if not resident in Sweden or a Swedish citizen, is married to a Swedish citizen and had emigrated from Sweden within ten years before death. Transfers of shares or ADSs will also be subject to gift tax if the donor or donee at the time of the gift was a Swedish citizen or the donor is resident in Sweden or, if not resident in Sweden, is married to a Swedish citizen and has emigrated from Sweden within ten years from the gift. Gifts of shares or ADSs made by or to Swedish legal entities or to Swedish citizens are also subject to gift tax.

Under the estate and gift tax treaty between the United States and Sweden, the transfer of a share or an ADS by an individual U.S. holder, by gift or by reason of the death of such holder, will not be subject to Swedish gift or inheritance tax, provided that the U.S. holder is domiciled in the United States pursuant to that treaty and the share or ADS does not form part of the business property of a permanent establishment in Sweden or pertain to a fixed base in Sweden used for the performance of independent personal services. In cases where such a transfer is subject to both Swedish inheritance or gift tax and U.S. estate or gift tax, the estate and gift tax treaty between the United States and Sweden generally provides that the United States will allow as a credit against the U.S. tax an amount equal to the tax paid to Sweden.

Transfer and property taxes

Currently there are no Swedish transfer or similar taxes imposed on sales of ordinary shares.

A U.S. holder of shares or ADSs will not be subject to Swedish property tax with respect to its shares or ADSs unless such shares or ADSs are effectively connected to a business carried on in Sweden by such U.S. holder

U.S. Taxation

Taxation of dividends

The gross amount of any distributions that you receive with respect to ordinary shares or ADSs, including the amount of any Swedish taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in ordinary shares or ADSs and, to the extent in excess of your tax basis, will be treated as capital gain. Dividends generally will not qualify for the dividends-received deduction available to corporations.

Dividends that we pay in Swedish kronor, including the amount of any Swedish taxes withheld therefrom, will be includible in income by you in a U.S. dollar amount on the date of receipt (which, in the case of ADSs, will be the date of receipt by the depositary) calculated by reference to the exchange rate in effect on the day such dividends are distributed regardless of whether the payment is in fact converted into U.S. dollars at that time. If you convert (or the depositary converts) dividends paid in Swedish kronor into U.S. dollars on the day the dividends are distributed, you generally should not be required to recognize foreign currency gain or loss with respect to such conversion. Any gain or loss resulting from a subsequent exchange or conversion of such Swedish kronor will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations, you may elect to claim a credit against your U.S. federal income tax liability for the 15% Swedish tax withheld from dividends received in respect of your ordinary shares or ADSs. Dividends generally will be treated as foreign source passive income or, in the case of certain U.S. holders, financial services income for United States foreign tax credit purposes. The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit. Alternatively, you may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Swedish tax, but only for a year in which you elect to do so with respect to all foreign income taxes.

Disposition of ADSs or ordinary shares

If you sell or otherwise dispose of ADSs or ordinary shares (including as a result of a sale of ordinary shares by the Depositary), you will generally recognize gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your tax basis in the ADSs or ordinary shares. Subject to the discussion below under the heading "-Passive Foreign Investment Company Considerations," such gain or loss will be a capital gain or loss and will be long-term if you have held such ADSs or ordinary shares for more than one year. Under most circumstances, any gain recognized will be treated as U.S. source for foreign tax credit purposes; any losses will be allocated to U.S. sources.

The surrender of ADSs in exchange for ordinary shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and you will not recognize any gain or loss upon such a surrender.

If you receive any foreign currency on the sale of ordinary shares or ADSs, you may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date of the sale of the shares or ADSs and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company considerations

For U.S. federal income tax purposes, we will be considered a "passive foreign investment company," also commonly referred to as a PFIC, beginning in any taxable year in which either:

- 75% or more of our gross income is passive income, or

- the average value of our "passive assets" is 50% or more of the average value of all of our assets for such year.

For this purpose, passive income includes dividends, interest, certain royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income, and passive assets generally are assets that produce passive income or are held for the production of passive income.

If we become a PFIC for any taxable year, then unless you make certain elections described below,

- you would be required to allocate income recognized upon receiving certain dividends and gain recognized upon the disposition of ADSs or ordinary shares ratably over your holding period for such ADSs or ordinary shares,

- the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

- gain recognized upon the disposition of ADSs or ordinary shares that is allocable to the period during which we are considered a PFIC would be taxable as ordinary income, and

- you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ADSs or ordinary shares and any gain realized on the disposition of ADSs or ordinary shares.

We believe that we are not currently a PFIC. However, since the determination as to whether we are a PFIC is done on an annual basis, there can be no assurances that we will not become a PFIC in the future. If we are or become a PFIC for any taxable year included in your holding period, we generally will remain a PFIC for all subsequent taxable years with respect to you unless you make a timely QEF election, discussed below.

The interest charge and other unfavorable consequences of the PFIC rules discussed above may usually be avoided if you timely elect to be taxed annually on your pro rata share of the ordinary earnings and net capital gain of the PFIC, generally referred to as a QEF election, or, under certain circumstances, on the difference between the fair market value and the adjusted basis of such common stock. A QEF election is effective only if certain required information is made available by us. If we are a PFIC for our taxable year ending December 31, 2001, we will comply with the QEF information requirements, and, at the request of a U.S. holder of an ADS or ordinary share, will provide to such holder information needed for such holder to determine the U.S. federal income tax consequences resulting from this election.

Information reporting and backup withholding

Dividend payments in respect of ordinary shares or ADSs and payments from the sale of ordinary shares or ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possibly U.S. backup withholding tax. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and other holders will provide such certification on Form W-8 (Certificate of Foreign Status).

Proposed EU Directive

In June 1998, the European Commission presented to the Council of Ministers of the European Union a proposal regarding a draft Directive on the taxation of savings. The draft Directive requires member states to adopt either a "withholding tax system" or an "information reporting system" in relation to interest, discounts and premiums. The "withholding tax system" would require a paying agent established in a member state to withhold tax at a minimum rate of 20% from any interest, discount or premium paid to a holder of a note who is an individual resident in another member state unless such an individual presents a certificate obtained from the tax authorities of the member state in which he is resident confirming that those authorities are aware of such payment of interest, discount or premium due to that individual. The "information reporting system" would require a member state to supply to other member states details of any payment of interest, discount or premium made by paying agents within its jurisdiction to an individual resident in another member state. For these purposes the term "paying agent" is widely defined and includes an agent who collects interest, discounts or premiums on behalf of an individual beneficially entitled thereto.

On November 27, 2000, the European Finance Ministers reached an agreement in respect of the information reporting system and withholding tax system. As of 2003 member states can choose between the application of an interest withholding tax at a rate of 15% or the exchange of information system. In the period 2006-2010 member states opting for a withholding tax system will increase the withholding tax to 20%. As of 2010 no interest tax will be levied on EU cross-border interest payments and all member states will have to exchange information with respect to interest payments. The agreement the European Finance Ministers reached is subject to some conditions. Hence, the Directive has not yet been finalised and it is uncertain if the Directive will be adopted and if so, what the final wording will be.

The Directive will provide for a grandfathering clause, on the basis whereof, during the transitional period, amongst others, notes issued or of which the prospectus has been issued before March 1, 2001, the Directive will not be applicable.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on display

We are subject to certain of the informational requirements of the Securities Exchange Act of 1934. We, as a "foreign private issuer," are exempt from the rules under the Securities Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we will file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish quarterly reports on Form 6-K containing unaudited interim financial information after the end of each of the first three quarters.

You may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 233 Broadway, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosure about Market Risk

Our management of financial instruments is based on the need to finance our business activities, manage our liquidity and hedge the financial exposure that results from our operations.

Our primary market risk arises from foreign currency exchange rate fluctuations and interest rate fluctuations.

Our principal foreign exchange rate risk arises from our obligations under our outstanding dollar and euro denominated notes, because our revenues and expenses are principally denominated in Swedish kronor. We hedged a certain amount of this exposure using foreign currency forward exchange contracts until October 2001. From that date we have decided upon an unhedged position.

A significant portion of our revenues and expenses are denominated in Swedish kronor. As our operations in Norway, Denmark and Finland expand, an increasing portion of our revenues and expenses are denominated in currencies other than the Swedish kronor, including Norwegian kroner, Danish kroner and euro. In particular, the euro is representing an increasing percentage of our total revenues as a result of the Telia acquisition in Finland. As a result we will be exposed to foreign exchange risks, and our results of operations likely will be affected by fluctuations in the value of the local currencies in which we transact business to the extent that such exposures are not hedged effectively.

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to foreign currency exchange rates, including foreign currency forward exchange contracts and foreign currency denominated debt obligations. For foreign currency denominated debt obligations, the tables present principal cash flows, related weighted-average interest rates by expected maturity dates, and applicable average forward foreign currency exchange rates.

Balance Sheet Exposures

Operations with Swedish Krona Functional Currency

Principal (Notional) Amount by Expected Maturity

Average Forward Foreign Currency Exchange Rate (SEK/Foreign Currency)

(SEK in millions)	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value December 31, 2001

Long-term Debt Denominated in Foreign Currencies
United States Dollars
Fixed Rate	-	-	-	-	-	1,569	1,569	580
Avg. Interest Rate	13.0%	13.0%	13.0%	13.0%	13.0%	13.0%

Euros
Fixed Rate	-	-	-	-	-	3,956	3,956	1,433
Avg. Interest Rate	12.3%	12.3%	12.3%	12.3%	12.3%	12.3%

We are also exposed to fluctuations in foreign currency exchange rates on our restricted assets. Our restricted assets represent investments in U.S. and European government securities that were put in escrow for the payment of the first six scheduled interest payments on Song Networks N.V.'s dollar and euro denominated notes issued in May 1999. At December 31, 2001, these restricted assets represent SEK 105.5 million in dollar denominated government securities and SEK 60.0 million in euro denominated government securities. We are subject to exchange rate risk related to the conversion of these dollar and euro amounts into Swedish kronor, the currency in which we report our consolidated results.

Our principal interest rate risk arises from our obligations under our outstanding dollar and euro denominated notes. All euro and dollar denominated notes are fixed rate obligations. We have entered into interest rate swap agreements to convert a portion of the dollar and euro denominated notes from a fixed rate obligation to a floating rate obligation. In September, 2001, all interest rate swap contracts were terminated. The gain recorded in Other income (expense) was SEK 40,287,000.

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity date.

Interest Rate Sensitivity

Principal (Notional) Amount by Expected Maturity

Average Interest Rate (Swap) Rate

(SEK in millions)	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value December 31, 2001

Liabilities
Long-term Debt, including Current Portion
Fixed Rate	-	-	-	-	-	5,525	5,525	2,013
Avg. Interest Rate	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%

Item 12. Description of Securities Other Than Equity Securities

Not applicable

PART II

Item 13. Defaults, dividend arrearages and delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On March 15, 2000, we, together with certain selling shareholders, sold 33,353,005 ordinary shares (28,333,333 and 5,019,672, respectively) in the form of ordinary shares and ADS, at $18.50 (SEK 160.7928) per share through an initial public offering for a total public offering price of approximately $583 million (SEK 5.4 billion), of which we received approximately $495 million (SEK 4.6 billion) (based on the noon buying rate for Swedish Kronor per dollar on the date of the offering). Of the 5,019,672 ordinary shares offered by the selling shareholders, 3,616,243 ordinary shares were offered by Providence Equity Partners L.P., 50,424 ordinary shares were offered by Providence Equity Partners II L.P., 1,333,333 ordinary shares were offered by directors and executive officers of our company and 19,672 ordinary shares received as consideration for the cancellation of warrants were offered by warrant holders. Our net proceeds of the offering were approximately $492 million (SEK 4.3 billion), after deducting discounts, commissions and estimated expenses related to the offering, and the proceeds to the selling shareholders totaled approximately $88 million.

The registration statement governing the offering (Commission file number 333-11556) became effective on the offering date, March 15, 2000. Goldman Sachs International and Lehman Brothers International (Europe) were joint global coordinators. In connection with the offering, we registered 32,284,689 ordinary shares, and the aggregate price of the offering amount registered totaled $597,266,746.50. Underwriting discounts and commissions payable by us and the selling shareholders totaled approximately $27,862,541 and $5,107,516, respectively. In addition to the underwriting discounts and commissions, our expenses relating to the offering totaled approximately $3,342,000. We also incurred a tax of approximately SEK 47.6 million related to the transfer of the initial public offering proceeds, which, for accounting purposes, was treated as an offering-related expense for the year ended December 31, 2000.

On April 17, 2000, Goldman Sachs International and Lehman Brothers International (Europe) exercised their over-allotment option, and we issued 1,614,605 shares at SEK 160.79 per share. Underwriting discounts and commissions payable by us and the selling shareholders in connection with the exercise of the over-allotment option totaled $1,695,834 and $3,391,667, respectively. The net proceeds of this offering to us were approximately $27 million (SEK 260 million). The offering terminated after all of the registered shares were sold.

We transferred substantially all of the proceeds of our initial public offering, totaling approximately SEK 4.3 billion, to Song Networks N.V. Between March 15, 2000 and December 31, 2000 Song Networks N.V. and its subsidiaries used these proceeds, together with the funds from Song Networks N.V.'s debt offerings in May and December of 1999 and January 2001, for the following purposes:

- capital expenditures related to our network build-out totaling approximately SEK 5.0 billion, including purchase of telecommunications equipment and construction of our intercity, intracity and pocket networks;

- acquisitions of businesses complementary to our business totaling approximately SEK 2.0 billion, including Telia Finland, Sonera Oy's fixed data operations in Sweden, ElTele Rogaland AS, Explore IT AS, Cegal AS, STPJ Oy as well as six Finnish telecommunications equipment and subscription resellers; and

- funding operating losses of approximately SEK 3.2 billion and changes in working capital.

These applications of the proceeds from the initial public offering and debt offerings by Song Networks N.V. are based on management estimates and may not reflect the actual use of the net proceeds. We have not used any of the proceeds of the initial public offering for direct or indirect payments to our directors, officers, general partners or their associates; persons owning 10% or more of our shares or our affiliates (other than the transfer of the initial public offering proceeds to Song Networks N.V.); or direct or indirect payment to others.

Item 15. Reserved

Item 16. Reserved

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

Index to Financial Statements

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of Song Networks Holding AB (formerly Tele1 Europe Holding AB) as of December 31, 2000 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Song Networks Holding AB as of December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Stockholm, Sweden

April 3, 2002

ERNST & YOUNG AB

Johan Kaijser

Authorized Public Accountant

SONG NETWORKS HOLDING AB

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share amounts)

	December 31,
	2000 SEK	2001 SEK	2001 USD

ASSETS
Current Assets:
Cash and cash equivalents	1,083,336	416,424	39,822
Restricted current assets	530,371	247,145	23,634
Short-term investments	1,819,723	783,241	74,900
Accounts receivable, net of allowance for doubtful accounts of SEK 22,473,000 and SEK 60,705,000 at December 31, 2000 and 2001, respectively	541,659	830,621	79,431
Other receivables	189,107	278,372	26,620
Foreign currency forward contracts	26,202	-	-
Other current assets	154,141	273,054	26,113

Total current assets	4,344,539	2,828,857	270,520
Restricted non-current assets	141,838	-	-
Investments in associated companies	55,570	77,718	7,432
Property and equipment, net	2,955,886	5,624,736	537,887
Goodwill, net	1,087,128	1,393,783	133,286

Total assets	8,584,961	9,925,094	949,125

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	722,282	756,115	72,306
Accrued interest expense	50,656	138,418	13,237
Accrued telecommunication expenses	103,585	303,177	28,992
Other accrued expenses and other liabilities	417,584	762,149	72,884
Short-term borrowings	-	-	-
Current portion of long-term debt	4,206	-	-
Provision for restructuring and contingent payments	-	258,757	24,745

Total current liabilities	1,298,313	2,218,616	212,164
Long-term debt, net	3,512,969	5,399,313	516,330
Shareholders' equity:
Share capital-Ordinary shares, nominal value SEK 0.05 per share; Shares authorized, issued and outstanding - 157,219,792 and 165,885,177 at December 31, 2000 and 2001, respectively	7,861	8,294	793
Additional paid-in capital	4,968,746	5,129,136	490,493
Other comprehensive income (loss)	86,014	289,810	27,714
Accumulated deficit	(1,288,942)	(3,120,075)	(298,369)

Total shareholders' equity	3,773,679	2,307,165	220,631

Total liabilities and shareholders' equity	8,584,961	9,925,094	949,125

The accompanying notes are an integral part of these financial statements.

SONG NETWORKS HOLDING AB

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	Year Ended December 31,
	1999 SEK	2000 SEK	2001 SEK	2001 USD

OPERATING REVENUES	232,376	1,047,861	2,167,808	207,305
OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	(177,325)	(668,384)	(1,426,705)	(136,434)
Selling	(76,930)	(197,520)	(389,840)	(37,280)
General and administrative	(214,491)	(518,312)	(1,062,813)	(101,636)
Depreciation and amortization	(33,931)	(239,054)	(711,388)	(68,029)

Total operating expenses	(502,677)	(1,623,270)	(3,590,746)	(343,379)
OPERATING LOSS	(270,301)	(575,409)	(1,422,938)	(136,074)
OTHER INCOME (EXPENSES):
Interest income	60,216	227,491	131,761	12,600
Interest expense	(185,259)	(425,357)	(600,984)	(57,471)
Other income (expense), net	(437)	(3,176)	(44,160)	(4,223)
Foreign exchange gains (losses)	(5,873)	(36,025)	95,137	9,098

Loss before income taxes	(401,654)	(812,476)	(1,841,184)	(176,070)
Income tax (expense) benefit	(2,098)	4,568	10,051	961

Net loss	(403,752)	(807,908)	(1,831,133)	(175,109)

Basic and diluted loss per share	(5.51)	(5.79)	(11.31)	(1.08)

Weighted average number of shares outstanding	75,967,879	139,642,274	161,857,919	161,857,919

The accompanying notes are an integral part of these financial statements.

SONG NETWORKS HOLDING AB

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

(in thousands except share and per share amounts)

	Common stock		Additional paid-in capital	Other comprehensive income (loss)	Accumulated deficit	Total	Comprehensive income (loss)
	Shares	SEK	SEK	SEK	SEK	SEK	SEK
BALANCE at December 31, 1998	69,000,000	3,450	100,147	232	(77,282)	26,547
Ordinary shares issued for cash at SEK 5.13 per share	6,200,000	310	31,474			31,784
Ordinary shares issued for cash at SEK 5.13 per share	1,790,000	90	9,087			9,177
Stock options exercised	1,404,000	70	4,634			4,704
Stock options granted			9,281			9,281
Equity options outstanding			2,384			2,384
Accreted value of preferred stock			(3,164)			(3,164)
Preferred stock dividends			(11,940)			(11,940)
Warrants			26,095			26,095
Translation Adjustment		-	-	(2,303)	-	(2,303)	(2,303)
Net loss		-	-	-	(403,752)	(403,752)	(403,752)

Comprehensive loss							(406,055)

BALANCE at December 31, 1999	78,394,000	3,920	167,998	(2,071)	(481,034)	(311,187)
Conversion of preferred shares	36,772,800	1,839	181,799			183,638
Ordinary shares issues in a public offering at SEK 160.79 per share	29,947,938	1,497	4,463,765			4,465,262
Ordinary shares issued for the cancellation of the Warrants	4,521,159	226	(226)			-
Ordinary shares issued for an acquisition	902,642	45	100,735			100,780
Stock options exercised	6,679,253	334	34,191			34,525
Stock options granted			12,746			12,746
Equity options outstanding		-	7,738	-	-	7,738
Translation adjustment		-	-	87,362	-	87,362	87,362
Unrealized gain on investments				723		723	723
Net loss		-	-	-	(807,908)	(807,908)	(807,908)

Comprehensive loss							(719,823)

BALANCE at December 31, 2000	157,217,792	7,861	4,968,746	86,014	(1,288,942)	3,773,679
Stock options exercised	2,367,385	118	13,299			13,417
Stock options granted (premium)			3,886			3,886
Ordinary share issued for acquisition	6,300,000	315	140,175			140,490
Equity options outstanding			3,030			3,030
Translation adjustment				200,964		200,964	200,964
Unrealized gain on investments				2,832		2,832	2,832
Net loss					(1,831,133)	(1,831,133)	(1,831,133)

Comprehensive loss							(1,627,337)

BALANCE at December 31, 2001	165,885,177	8,294	5,129,136	289,810	(3,120,075)	2,307,165

The accompanying notes are in integral part of these financial statements.

SONG NETWORKS HOLDING AB

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,
	1999	2000	2001	2001
	SEK	SEK	SEK	USD
Cash flows from operating activities
Net loss	(403,752)	(807,908)	(1,831,133)	(175,109)
Adjustments to reconcile net loss to net cash used in operating activities:
Foreign exchange gains	5,873	36,025	1,490	142
Amortization of debt discount	1,631	2,610	2,610	250
Cumulative effect of accounting change	-	-	2,397	229
Amortization of financing fees	6,323	13,224	21,573	2,063
Amortization of discount on foreign currency forward contracts	(2,966)	(32,222)	(35,038)	(3,351)
Amortization of premium-short term investments	-	6,743	-	-
Stock option compensation expense	2,384	7,738	3,030	290
Depreciation and amortization	33,931	239,054	711,388	68,029
Equity method of accounting	-	-	9,265	886
(Gain) loss on disposal of fixed assets	(130)	(770)	32,808	3,137
(Gain) loss on disposal of securities	-	(3,639)	(1,474)	(141)
Provisions for bad debt	-	18,158	34,363	3,286
Changes in other operating assets an liabilities:
Accounts receivable	(43,516)	(446,632)	(97,635)	(9,336)
Restricted current assets	-	(232,663)	160,906	15,387
Other current assets	(88,327)	(223,197)	(149,481)	(14,296)
Provisions	-	-	137,428	13,144
Accounts payable	297,607	(100,863)	291,260	27,853
Accrued interest expense	43,077	(33,262)	15,570	1,489
Other current liabilities	105,193	182,971	320,696	30,668

Net cash used in operating activities	(42,672)	(1,374,633)	(369,977)	(35,380)
Cash flows from investing activities
Acquisition of businesses, net of cash received	(428,713)	(860,018)	(539,386)	(51,581)
Payment of additional acquisition consideration	-	(85,334)	(74,411)	(7,116)
Investments in unconsolidated affiliates	-	(55,570)	-	-
Acquisition of intangible assets	(3,829)	-	-	-
Purchase of government securities	(2,041,037)	(6,501,649)	(5,267,228)	(503,699)
Proceeds from sale of government securities	135,264	6,225,934	6,607,953	631,911
Proceeds from disposal of fixed assets	2,658	95,277	84,494	8,080
Capital expenditures	(381,738)	(1,625,509)	(2,983,748)	(285,332)

Net cash used in investing activities	(2,717,395)	(2,806,869)	(2,172,326)	(207,737)
Cash flows from financing activities
Repayments of capital lease obligations	(30,685)	-	-	-
Net proceeds from Senior Dollar Notes	1,225,330	-	-	-
Net proceeds from Senior Euro Notes	2,125,832	-	1,493,187	142,791
Proceeds from employee loans	3,316	3,984	360	34
Repayments of employee loans	(206)	(3,064)	(3,726)	(356)
Proceeds from stock options exercised	4,704	34,525	13,417	1,283
Proceeds from stock options granted	9,281	12,746	3,886	372
Net proceeds from sale of ordinary shares	40,961	4,465,262	-	-
Net proceeds from sale of redeemable preferred shares	168,534	-	-	-
Proceeds from termination of forward exchange contracts	-	5,624,287	8,832,695	844,660
Payments due to termination of forward exchange contracts	-	(5,441,193)	(8,482,330)	(811,155)
Repayments of bank loans	(4,570)	(81,590)	(9,623)	(920)
Net proceeds from (repayments of) short-term borrowings	20,889	(70,481)	38,921	3,722
Payment of debt issuance costs	-	(6,666)	-	-

Net cash provided by financing activities	3,563,386	4,537,810	1,886,787	180,431
Translation adjustment	(2,303)	-	-	-
Effect of exchange rate changes on cash	(76,024)	(621)	(11,396)	(1,090)

Net increase (decrease) in cash	724,992	355,687	(666,912)	(63,776)
Cash and cash equivalents at the beginning of the year	2,657	727,649	1,083,336	103,598

Cash and cash equivalents at the end of the year	727,649	1,083,336	416,424	39,822

SONG NETWORKS HOLDING AB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Song Networks Holding AB (formerly Tele1 Europe Holding AB) ("Song Networks Holding" or the "Company") is a pan-Nordic telecommunications operator providing large and medium business markets with broadband solutions for voice, data and internet related services. The Company was incorporated in Sweden on June 22, 1995 and began significant operations in 1996. Prior to December 31, 1998, Song Networks Holding was the primary operating company in Sweden and the owner of certain wholly-owned subsidiaries in Norway and Denmark. Effective December 31, 1998, Song Networks Holding transferred all assets and liabilities related to its Swedish operations to a separate Swedish subsidiary, Song Networks AB, a wholly-owned subsidiary of Song Networks Group AB, which in turn was a wholly-owned subsidiary of Song Networks Holding. The transfer of the assets and liabilities was made at historic carrying amounts. On April 23, 1999, Song Networks Holding transferred to a newly incorporated wholly-owned Netherlands subsidiary, Song Networks N.V. (formerly Tele1 Europe NV), all the shares of all of its wholly-owned subsidiaries in Sweden, Norway and Denmark.

Solely for the convenience of the reader, the accompanying consolidated financial statements as of December 31, 2001 have been translated into United States dollars ("USD") using the noon buying rate in The City of New York for cable transfers of foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2001, of Swedish Krona ("SEK") 10.4571 per U.S.$1.00. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate. The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The Company maintains its financial records in accordance with Swedish statutory regulations that represents generally accepted accounting principles in Sweden ("Swedish GAAP"). Swedish GAAP varies in certain respects from U.S. GAAP. Accordingly, the Company has recorded certain adjustments in order that these financial statements are in accordance with U.S. GAAP.

In the figures previously presented for 1999 and 2000, Other income (expense), net was included in General and administrative expenses. In 2001, Other income (expense) has been reclassified to a separate caption in the income statement.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of all wholly-owned subsidiaries of the Company. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in associated companies, defined as entities where the Company has an equity ownership representing between 20% and 50%, are accounted for under the equity method.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

Transactions involving foreign currencies are translated into Swedish Kronor or functional currencies using exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at period end exchange rates and the resulting gain or loss is charged to income in the period.

Foreign Currency Translation

The financial statements of the Company's operations based outside of Sweden have been translated into Swedish Kronor in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Management has determined that the functional currency for each of the Company's foreign operations is its applicable local currency. All balance sheet accounts have been translated using exchange rates in effect at the balance sheet date. Income statement amounts have been translated using average exchange rates for the year. Gains and losses resulting from this process are recorded in other comprehensive income as a component of shareholders' equity.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Assets

As of December 31, 2000 and 2001, SEK 439,546,000 and SEK 165,448,000, respectively, of U.S. and European government securities are restricted in use for the payment in full of the first six scheduled interest payments on the Senior Dollar Notes and Senior Euro Notes issued by Song Networks N.V. on May 15, 1999 (see Note 7). In addition, at December 31, 2001, SEK 81,697,000 of cash is restricted as a deposit to secure future lease payments.

Operating Revenues

The Company's revenue recognition policies are in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". Operating revenues consist principally of data and voice communication services rendered under contracts with customers for usage of the Company's network. Revenues from communication services are measured in terms of traffic minutes processed or transmission capacity provided, and are recognized in the period that such services are provided. Other operating revenues are recognized when products are delivered and title has passed to the customer or as services are provided. Revenues from service initiation or installation fees do not represent a significant portion of total revenues in 1999, 2000 and 2001.

No operating revenues related to Indefeasible Right of Use ("IRU") agreements, where the Company is the lessor, have been recorded for the years ended December 31, 1999 and 2000. For the year ended December 31, 2001 we recorded SEK 3,000,000 as operating revenues related to Indefeasible Right of Use ("IRU") agreements.

Advertising Expenses

Advertising costs are expensed as incurred. The total amount of advertising expenses was SEK 8,873,000, SEK 18,545,000 and SEK 46,323,652 for the years ended December 31, 1999, 2000 and 2001, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments including restricted investment assets, trade accounts receivable and derivatives including foreign currency forward and interest rate swap contracts. The Company does not require collateral on these financial instruments.

Cash and cash equivalents and short and long-term investments are maintained principally with financial institutions in Sweden and in the United States which have high credit standings. Credit risk on trade accounts receivable is reduced due to the large number of entities comprising the Company's subscriber base and through on-going evaluations of customers credit worthiness. The Company is also exposed to credit risk in the event of non-performance by the counterparty to its derivative instruments. The Company currently uses a single large Swedish financial institution with high credit quality as the counterparty to its derivative financial instruments and management considers the risk of non-performance to be very low.

The Company is economically dependent on the entities from which it leases telecommunication lines. It is probable that failure of these entities to honor their lease obligations or to renew the leases under economically viable conditions could have a severe near-term impact on the Company's growth and results of operations.

A significant portion of the Company's business is transacted with four customers. These customers accounted for 23%, 17% and 21% of total revenues for the years ended December 31, 1999, 2000 and 2001 respectively. No single customer accounted for more than 10% of consolidated revenues during the years ended December 31, 1999 and 2000 or for more than 10% of total accounts receivable at December 31, 1999 or 2000. One single customer accounted for 14% of consolidated revenues during the year ended December 31, 2001 and for 38% of total accounts receivable at December 31, 2001.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Costs of telecommunication network construction including interest costs on funds used to finance construction are capitalized. Construction in progress is not depreciated until the assets are placed in service. Depreciation, which includes the amortization of assets under capital leases, is provided using the straight-line method over the related assets' estimated useful lives as follows:

Real estate	25 years
Networks	20 years
Telecommunication equipment-switching equipment, routers and network management equipment	5-10 years
Other equipment and fixtures	3-5 years

The Company is developing its fiber optic network through own construction and leasing of optical fiber cables under various IRU agreements. Up front payments due under IRU agreements, which qualify as capital leases, are capitalized and amortized over the shorter of the assets' estimated useful life or the lease period, typically 15 years.

Maintenance, repairs, and reengineering costs are charged to expense as incurred.

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of the net assets of the business acquired. Amortization expense is calculated on a straight-line basis over 10 years. Accumulated amortization totaled SEK 90,753,000 and SEK 213,873,000 at December 31, 2000 and 2001, respectively (see Note 18).

Impairment of Long-Lived Assets and Goodwill

The Company periodically evaluates the carrying value of long-lived assets and goodwill for potential impairment on an ongoing basis by comparing projected undiscounted cash flows associated with such assets to the related carrying value. An impairment loss would be recognized when the estimated undiscounted future cash flows is less than the carrying amount of the asset. An impairment loss would be measured as the amount by which the carrying value of the asset exceeds the fair value of the asset.

The estimation of undiscounted cash flows is to a large extent judgemental, as assumptions must be made with regard to revenue growth, margins, SG&A as well as capital expenditures. Assumptions made may differ from the actual outcome.

Investments

The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). In accordance with SFAS 115, the Company classifies investments in marketable securities as trading, available-for-sale or held-to-maturity at the time of purchase and periodically re-evaluates such classification.

The Company has designated its investments including those classified as cash equivalents, other than certain restricted investments, as available-for-sale securities. Accordingly, these securities are stated at fair value, with unrealized gains and losses net of applicable taxes, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the Company's results of operations. The cost of securities sold is based on the specific identification method. Interest and dividends received or accrued on available-for-sale securities are included in interest income.

The Company has designated its investments in certain U.S. and European government securities that are restricted under the terms of the Senior Dollar Notes and Senior Euro Notes (see Note 7) agreements as held-to-maturity securities. Held-to-maturity securities are stated at cost and the carrying value is adjusted for the amortization of any related premium or discount through maturity.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when the Company cannot make the determination that it is more likely than not that some portion or all of the related tax asset will be realized.

Stock Compensation

The Company accounts for its stock-based compensation plans in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") which requires compensation expense for all stock-based awards to be recorded over the vesting period based on the fair market value of the options on the date of grant.

On July 19, 2000, the Company adopted the provisions of Emerging Issues Task Force No. 00-16 "Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation" ("EITF 00-16"). The provisions of EITF 00-16 require a company to recognize the liability for employee payroll taxes on employee stock compensation on the date of the event triggering the measurement and payment of the tax to the taxing authority (generally the exercise date). Currently, the Company records an accrual at the end of the each reporting period based on employer social security tax rates ranging from 3% to 27% multiplied by the difference between the option exercise price and the market price per share multiplied by the number of options that have vested. The Company has elected to adopt this accounting change prospectively. Therefore, for stock options issued prior to July 19, 2000, the Company will continue to use its current accounting treatment however for stock options issued subsequent to July 19, 2000, the Company will adopt the provisions of EITF 00-16.

Derivative Financial Instruments

The Company uses derivative financial instruments including interest rate swap and foreign exchange forward contracts to hedge exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates (primarily related to its U.S. dollar and Euro denominated loans). The Company does not enter into any financial instruments for trading or speculative purposes. Realized and unrealized gains and losses on the forward contracts are recognized currently in income, and any premium or discount is recognized ratably over the life of the contract. Net amounts received or paid and net amounts accrued through the end of the period on interest rate swaps are included in interest expense.

Leases

Leases are classified in the consolidated financial statements as either capital leases or operating leases. A capital lease which meets the criteria of FAS 13 "Accounting for leases" transfers the economic risks and benefits with ownership. If this is not the case the lease is accounted for as an operating lease. A capital lease is reported as an asset in the balance sheet and a liability regarding future payments is recorded. Fixed assets under capital leases are depreciated over their estimated economic life. The cost of operating leases are reported in the income statement and ratably over the lease period.

Reclassifications

Certain reclassifications of prior year balances have been made in the accompanying consolidated financial statements to conform with the 2001 presentation.

3. Acquisitions

2001 Acquisitions

On June 20, 2001, our subsidiary in Finland, Song Networks Oy, acquired Telia Finland Oy ("Telia Finland"), the Finnish arm of the Swedish telecommunications group, for a purchase price of approximately SEK 490,545,000 (Finnish Markkas ("FIM") 322,515,000), approximately 70% of which was paid in cash and approximately 30% in shares of Song Networks Holding. The market price in connection with the announcement of the Telia Finland acquisition has been used to determine the fair value of shares issued as part of the total consideration. The transaction has been treated as an acquisition and Telia Finland has been consolidated from June 20, 2001, and onwards.

On May 2, 2001, our subsidiary in Sweden, Song Networks AB, acquired parts of Sonera Oy's fixed data operations in Sweden for total consideration of approximately SEK 197,139,000 in cash. The total consideration includes SEK 75,000,000 representing a maximum contingent sales price, which has been fully accrued for and which is to be paid in the first quarter of 2002. The contingent consideration is primarily based on revenues and net assets of the acquired operations. Corrections of the contingent purchase price will, if applicable, lead to a correction of goodwill.

In February 2001, we acquired all of the outstanding shares of Fastcom AS, a leading supplier of Internet and data communications solutions to businesses, for cash consideration of approximately NOK 40 million.

2000 Acquisitions

On January 28, 2000, the Company acquired the assets of the Swedish Voice Telephone Business of Global One Services AB ("Global One") for cash consideration of SEK 120,031,000 ($13,880,000). Under the terms of the agreement the Company paid Global One an additional SEK 12,398,000 ($1,400,000) on June 5, 2000. The additional payment has been recorded as a reduction in the negative goodwill.

During the year ended December 31, 2000, the Company's Finnish subsidiary, Song Networks Oy, acquired seven companies for total cash consideration of approximately SEK 87,039,000 (Finnish Markkas ("FIM") 61,425,000.

In February 2001, we acquired all of the outstanding shares of Fastcom AS, a leading supplier of Internet and data communications solutions to businesses, for cash consideration of approximately NOK 40 million.

On July 14, 2000, the Company acquired all of the assets and liabilities of El Tele Rogaland AS ("El Tele"), a Norwegian data and broadband operator, for total consideration of SEK 735,391,000 (Norwegian Kroner ("NOK") 718,155,000). The purchase price consisted of a cash payment of SEK 634,611,000 (NOK 618,155,000) and the issuance of 902,642 shares of Song Network Holding's share capital with a fair value of SEK 100,780,000 (NOK 100,000,000).

At the date of the acquisition of El Tele by the Company, El Tele owned 33.34% of the shares of Explore IT AS ("Explore"), a Norwegian firm specializing in outsourcing of corporate information technology services. On August 29, 2000, the Company acquired the remaining 66.66% interest in Explore for cash consideration of SEK 11,692,000 (NOK 11,250,000).

On September 28, 2000, the Company acquired all of the outstanding shares of Cegal AS, a Norwegian application service provider, for total cash consideration of SEK 53,932,000 (NOK 50,689,000). Under this agreement, the purchase price is subject to a maximum contingent payment of SEK 64,209,000 (NOK 60,000,000) based on the achievement of certain financial goals. Any additional payments made by the Company under this agreement will be recorded as additional goodwill.

On December 11, 2000, the Company acquired all of the outstanding shares of WebEasy A/S ("WebEasy"), a Norwegian company offering internet services for total cash consideration of approximately SEK 2,148,000 (NOK 2,000,000).

1999 Acquisitions

On June 1, 1999, Song Networks Oy acquired the shares of Clinet Oy ("Clinet"), a Finnish telecommunications company with approximately 2,500 customers, for total net cash consideration of approximately SEK 41,096,000 (FIM 27,216,000). On May 5, 2000, the Company and Clinet's selling shareholders signed an amendment to the original purchase agreement that revoked a contingent payment clause and entitled Clinet's selling shareholders to a maximum contingent payment of SEK 14,212,000 (FIM 10,000,000). In accordance with the amendment, the payments are due on various dates through February 28, 2002. The Company has made payments of SEK 7,106,000 (FIM 5,000,000) in 2000 that have been charged to compensation expense.

On October 1, 1999, the Company acquired all of the outstanding shares of Euroconnect A/S ("Euroconnect"), a Danish Internet service provider, for total cash consideration of approximately SEK 221,669,000 (Danish Kroner ("DKK") 189,299,000). The purchase price is also subject to a maximum contingent payment of SEK 243,821,000 (DKK 212,000,000) based on the achievement of certain financial goals. On March 22, 2000, the Company renegotiated the contingent payment clause in its original purchase agreement with certain shareholders of Euroconnect revoking the originalcontingent payment clause in exchange for additional payments totaling SEK 85,334,000 (DKK 76,000,000). The payments due under this amendment were made in May and June 2000 and have been recorded as additional goodwill.

On December 1, 1999, the Company acquired all of the outstanding shares of Alfa Industrier AS for total cash consideration of approximately SEK 20,507,000 (NOK 19,359,000). Under this agreement, the purchase price is subject to a maximum contingent payment of SEK 10,593,000 (NOK 10,000,000) based on the subsequent achievement of certain financial goals. Any additional payments made by the Company under this agreement will be recorded as compensation expense.

On December 8, 1999, the Company acquired all of the outstanding shares of WinEasy AB ("WinEasy") for total cash consideration of SEK 150,309,000. Under this agreement, the purchase price is subject to a maximum contingent payment of SEK 12,000,000 based on the achievement of certain financial goals. Any additional payments made by the Company under this agreement will be recorded as additional goodwill.

A summary allocation of the purchase price to the net assets acquired from all of the acquisitions made in 2000 and 2001, respectively is as follows:

	2000	2001
	(SEK in thousands)

Current assets	53,651	236,916
Fixed assets	528,973	324,499
Financial assets	-	30,061
Other non-current assets	354	-
Provision	-	(46,329)
Current liabilities	(75,493)	(157,987)
Long-term liabilities	(94,118)	-
Goodwill, net	706,598	475,221

	1,119,965	862,381

Each of the acquisitions in 2000 and 2001 has been accounted for using the purchase method of accounting and, accordingly, the operating results of the companies acquired have been included in the Company's consolidated financial results since the respective dates of acquisition. For those acquisitions in which the purchase price exceeded the fair market value of the net assets acquired, such excess has been recorded as goodwill. For acquisitions in which the fair market value of the net assets acquired exceeded the purchase price, the differential, after reducing the fair value of acquired long-lived assets, has been recorded as negative goodwill. Goodwill from acquisitions is being amortized on a straight-line basis over 10 years. At December 31, 2001, total acquisition consideration of SEK 75,000,000 has not been paid and is included in provision.

The following unaudited pro forma information for the years ended December 31, 2000 and 2001 assumes each of the 2001 acquisitions occurred on January 1, 2000:

	Year Ended December 31,
	2000	2001
	(SEK in thousands, except per share amounts) (Unaudited)

Revenues	1,560,300	2,519,110
Net loss	(756,612)	(1,846,412)
Net loss per share	(158.29)	(373.70)

4. Accounts Receivable

At December 31, 2000 and 2001, accounts receivable included SEK 132,930,000 and SEK 167,498,000, respectively, of unbilled receivables related to services rendered but not yet invoiced. Substantially all of the unbilled receivables at December 31, 2001 will be billed in the first quarter of 2002. At December 31, 2000 and 2001, other receivables principally consisted of a VAT recoverable of SEK 151,089,000 and SEK 229,189,000, respectively. The following table summarizes the activity in the allowance for doubtful accounts for 1999, 2000 and 2001:

	Year Ended December 31,
	1999	2000	2001
	SEK	SEK	SEK
	(in thousands)

Balance at beginning of year	654	4,822	23,473
Provision	4,189	19,362	38,288
Receivables written-off	(21)	(711)	(1,056)

Balance at end of year	4,822	23,473	60,705

5. Property and Equipment

Property and equipment consists of the following:

	December 31,
	2000	2001
	SEK	SEK
	(in thousands)

Real estate	30,082	51,083
Construction in progress	1,343,256	757,049
Telecommunications equipment	618,900	1,516,904
Network	855,600	3,317,712
Other equipment and fixtures	306,558	891,632

Property and equipment	3,154,396	6,534,380
Less: accumulated depreciation	(198,510)	(909,644)

Property and equipment, net	2,955,886	5,624,736

The Company recorded depreciation expense of SEK SEK 25,178,000, SEK 160,079,000 and 497,515,000 for the years ended December 31, 1999, 2000 and 2001, respectively. During the year ended December 31, 2001 the Company capitalized interest costs SEK 69,351,000 related to the construction of the Company's telecommunication network.

6. Current liabilities

Other accrued expenses and other liabilities consist of the following:

	December 31,
	2000	2001
	SEK	SEK
	(in thousands)

VAT payable	13,191	151,580
Deferred income	49,723	140,824
Accrued capital taxes	47,600	-
Social security and related charges	55,560	66,924
Other	251,510	402,821

	417,584	762,149

Provisions for restructuring and contingent payments consist of the following:

	December 31,
	2000	2001
	SEK	SEK
	(in thousands)

Restructuring reserves related to acquired entities	-	36,469
Restructuring reserves related to other entities	-	144,288
Contingent purchase price	-	75,000

	-	258,757

Restructuring reserves related to other entitites consists primarily of reserves for expenses for unutilized property leases, consisting of estimated lease expenses for the period until a replacement tenant is expected to be found, subsidies which may have to be afforded the replacement tenant for the duration of the lease and broker and similar expenses. Total minimum lease payments for all property leases are disclosed in Note 14. Property leases for which restructuring costs have been accrued extend through the year ended December 31, 2009.

7. Debt

In November 2001, Song Networks Holding put in place a receivables financing with Svenska Handelsbanken, with an initial commitment limit and draw-down potential of SEK 300 million. The facility will be secured by accounts receivables. The facility remained unutilized as of December 31, 2001.

Long-term debt consists of the following:

	December 31,
	2000	2001
	SEK	SEK
	(in thousands)

Senior Notes
13% Senior Dollar Notes	1,425,600	1,568,565
13% Senior Euro Notes	884,100	930,770
11 7/8% Senior Euro Notes	1,326,150	1,396,155
12⅜% Senior Euro Notes	-	1,628,848
Bank and other loans	17,186	45,554

Total	3,653,036	5,569,892
Less current portion	4,206	-

Total long-term debt	3,648,830	5,569,892
Less debt issuance costs and discounts	(135,861)	(170,579)

Total long-term debt, net	3,512,969	5,399,313

On May 12, 1999, Song Networks N.V. issued 150,000 Dollar Units, each consisting of $1,000 principal amount of 13.0% Senior Dollar Notes due 2009 and one Dollar Warrant to purchase 0.2694 ordinary shares of Song Networks N.V., and 100,000 Euro Units, each consisting of EUR 1,000 principal amount of 13% Senior Euro Notes due 2009 and one Euro Warrant to purchase 0.2874 ordinary shares of Song Networks N.V (collectively the "13% Senior Notes" and the "Warrants"). Interest on the 13% Senior Notes is payable on May 15 and November 15 of each year, beginning November 15, 1999.

The 13% Senior Notes became transferable on September 20, 1999, and mature on May 15, 2009. In connection with the Company's initial public offering ("IPO") (see Note 9) on March 15, 2000, Song Networks N.V elected to cancel the Warrants. In accordance with a formula set forth in the Warrant agreements, Song Networks N.V issued to the Company 390,845 ordinary shares with a par value of EUR 0.01 per share for cash consideration of EUR 3,908 (SEK 33,000) and the Company issued to the warrant holders 4,521,159 ordinary shares as consideration for the cancellation of the Warrants.

The net proceeds of the 13% Senior Notes offerings approximated SEK 2,094,426,000. Of this amount, SEK 793,126,000 was invested in U.S. and European government securities that are restricted in use for the payment of the first six scheduled interest payments on each series of Notes. Total proceeds of SEK 26,095,000 from the 13% Senior Notes offerings were allocated to the Warrants based on a fair value allocation of the proceeds between the 13% Senior Notes and the Warrants. This amount has been recorded in additional paid in capital and as a discount on the 13% Senior Notes that is being accreted to the carrying value of the 13% Senior Notes using the interest method.

On December 8, 1999, Song Networks N.V. issued EUR 150,000,000 11⅞% Senior Euro Notes (the"11⅞% Senior Euro Notes") due 2009. Interest on the 11⅞% Senior Euro Notes is payable on June 1 and December 1 of each year, beginning June 1, 2000. The 11⅞% Senior Euro Notes became transferable in April 2000 and mature on December 1, 2009. The net proceeds from the 11⅞% Senior Euro Notes offering were approximately SEK 1,256,736,000.

On January 29, 2001, the Company issued EUR 175,000,000 12⅜% Senior Euro Notes (the "Senior Euro Notes") due 2008. Interest on the 12⅜% Senior Euro Notes is payable on February 1and August 1 of each year, beginning August 1. The 12⅜% Senior Euro Notes mature on February 1, 2008. The net proceeds from the offering were approximately SEK 1,493,188,000. The 12⅜% Senior Euro Notes became transferable in May 2001.

Each of the respective indenture agreements referred to above, contain covenants applicable to Song Networks N.V. and certain of its subsidiaries, including limitations and requirements with respect to future indebtedness, restriction of assets for the payment of interest, restrictions on payment of dividends and certain other payments, the issuance and sale of capital stock, transactions with stockholders and affiliates, liens, asset sales, issuances of guarantees of indebtedness, sale-leaseback transactions, consolidations and mergers, and the provision of financial statements and reports. The indenture agreements also provide for material events of default, principally related to the non-payment of interest and principal, and in the event such default is not cured by Song Networks N.V. as specified within the terms of the indenture, principal and interest due under these indenture agreements would become immediately due and payable. As of December 31, 2001 we are in compliance with all the terms of the indenture agreements.

Total debt issuance costs relating to the above indentures amounted to SEK 186,266,000 and such costs are being amortized over the respective terms of the respective indentures.

Scheduled maturities of long-term debt outstanding at December 31, 2001 are summarized as follows:

SEK(in thousands)

2002	5,219
2003	4,319
2004	-
2005	-
2006	-
Thereafter	5,560,354

Total	5,569,892

8. Redeemable Preferred Shares

On March 1, 1999, the Company issued 36,772,800 preferred shares with a par value of SEK 0.05 per share in a private placement. The net proceeds from the share issuance after deducting expenses amounted to SEK 168,534,000.

On March 16, 2000, all of the holders of the preferred shares elected to convert their preferred shares to ordinary shares of the Company at a ratio of one for one.

9. Shareholders' Equity (Deficit)

Ordinary Shares

Each ordinary share of the Company is entitled to one vote.

At the shareholders meeting on December 23, 1999, the shareholders declared a 20 for 1 stock split to be effected by the distribution of 20 additional shares for each share outstanding. Such distribution was registered with the Swedish financial authorities on January 5, 2000 for all shareholders of record as of December 23, 1999. In connection with the stock split, the Company reduced its par value from SEK 1 per share to SEK 0.05 per share. All references in the consolidated financial statements prior to January 5, 2000, to the number of ordinary and preferred shares outstanding, shares under option and per share amounts of the Company's common stock have been restated to reflect both the stock split and the reduction in par value.

On March 15, 2000, the Company sold 28,333,333 shares at $18.50 (SEK 193.7928) per share through an initial public offering. The net proceeds of the offering were SEK 4.3 billion. The Company's shares are quoted and traded in Sweden on the OM Stockholm Exchange. In the United States, the Company's shares are traded in the form of American Depositary Shares ("ADS"). Each ADS represents the right to receive one ordinary share. The ADS are quoted and traded in the U.S. on the NASDAQ National Market. The majority of the proceeds from the offering were used for the construction of the Company's network and the remaining proceeds were used for general corporate purposes.

On April 17, 2000, the Company's investment bankers exercised their over-allotment option and the Company issued 1,614,605 shares at SEK 160.79 per share. The net proceeds of this offering were SEK 259,617,000.

On July 2, 2001, the company issued 6,300,000 new shares for the acquisition of Telia Finland Oy.

During 2001, the company issued 2,367,385 new shares for stock options exercised.

Dividends

Dividends may only be declared and paid from the accumulated retained earnings (after deduction of certain reserves) shown in the Company's annual Swedish statutory unconsolidated accounts. Such amounts differ from the total of additional paid-in capital and accumulated deficit as shown in the accompanying consolidated financial statements in accordance with U.S. GAAP. As of December 31, 2000, the Company's Swedish statutory unconsolidated accounts reflected no accumulated earnings available for distribution, and accordingly, no dividends can currently be paid by the Company. In addition, under the terms of certain indenture agreements entered into by the Company's wholly owned subsidiary, Song Networks N.V., Song Networks N.V. (and subsidiaries) are prohibited from paying dividends or making other loans or advances to the Company which restricts the ability of the Company to pay dividends. The Company's ability to pay dividends in the future will depend on the future earnings of the Company and the earnings of its subsidiaries. Management of the Company currently intends to retain future earnings to finance operations, to finance future acquisitions, to expand the network and to repay outstanding debt and therefore management does not anticipate paying dividends in the foreseeable future.

Additional Paid-In Capital

Additional paid-in capital principally represents amounts received in excess of the par value of the ordinary shares issued, amounts allocated to warrants to purchase ordinary shares of Song Networks N.V. in connection with the 13% Senior Notes offering (see Note 7) and proceeds from stock options granted.

Accumulated Deficit

Accumulated deficit represents losses accumulated to date.

10. Stock Option Plans

The Company's employees participate in the various stock option plans that have been approved by the Company's shareholders. The Company's stock option plans are divided into unit option plans ("Unit Option Plans") for employees of the Company's Swedish, Danish, Finnish and Norwegian subsidiaries and non-unit option plans ("Non-Unit Option Plans") for employees of the Company's Danish, Finnish and Norwegian subsidiaries. Each plan is subject to different tax regulations in each of these countries. Under tax regulations in Sweden the difference between the fair value of options granted and payments made for the options on the date of grant represents taxable income for the employee and becomes a taxable base for certain social charges payable by the Company on the date of the grant. Under tax regulations in Finland and Norway no income taxes or social security taxes become payable until options are exercised. In Denmark the difference between the fair value of options granted and payments made for the options are immediately taxable income for the employee, but there is no obligation for the employer to pay social charges.

Under the Unit Option Plans, each participant purchases a unit, which consists of a nominal loan to the Company and an option that allows the holder to purchase a specified number of ordinary shares of the Company at a fixed price (exercise price) per share. The purchase price for a unit is equal to the fair value of the option component of the unit at the date of grant determined using the Black-Scholes option-pricing model (the "Premium") plus the amount of the nominal loan. All units granted to employees must be paid for in full within a specified time period as set forth in the option agreement or the option is forfeited. Upon purchase by the employee, the option is fully transferable by the employee. Under the terms of the Unit Option Plans, the Company is required to repay the loan component plus interest to the unit holder at a date specified in the agreement not to exceed the option exercise date.

Non-Unit Option Plans are similar to the Unit Option Plans except that at the date of option grant there is no payment required from the employee, nor is there a nominal loan payable to the Company by the employee. The Company accounts for both the Unit Option Plans and the Non-Unit Option Plans under SFAS 123. Under the terms of the Unit Option Plans, employees are required to pay the Company the Premium at the date of grant. Since the employees are required to pay the Premium at the date of grant, no compensation expense has been recorded under the Unit Option Plans for the years ended December 31, 1998, 1999 and 2000.

Non-Unit Option Plans may be fixed or variable (performance-based) options. For fixed options, the Company records compensation expense over the service period based on the fair value of the option at the date of grant determined using the Black-Scholes option-pricing model times the number of options granted. For performance-based options compensation expense is calculated in the same manner, with the addition that compensation expense recorded reflects the number of options expected to be earned.

Option valuation models require the input of highly subjective assumptions. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company is required to pay social security taxes related to certain outstanding options under the Non-Unit Option Plans in the years in which the options are exercised. Prior to July 19, 2000, these taxes were accrued at the end of each reporting period by calculating the difference between the option exercise price and the market price of the Company's shares multiplied by the number of vested options and further multiplied by the applicable tax rates ranging from 3% to 27%. As permitted under EITF 00-16, the Company will continue to use its current accounting treatment for stock options issued prior to July 19, 2000, and for options issued subsequent to July 19, 2000, the Company will accrue social security taxes in accordance with the provisions of EITF 00-16 (see Note 2). At December 31, 1999 and 2000, the Company has accrued social security taxes related to options granted prior to July 19, 2000 of SEK 51,331,000 and SEK 21,771,000, respectively, that is included in other accrued expenses and other liabilities (see Note 6).

Unit Option Plans

In 1998, the shareholders of Song Networks Holding approved a stock option plan ("the 1998 Swedish Option Plan") for employees of Song Networks Holding and its Swedish subsidiaries. Under the 1998 Swedish Option Plan, the Company granted 60 units, each unit entitling the unit holder to purchase 20,000 ordinary shares of Song Networks Holding stock at a price of NOK 2.5 per share. Each unit holder paid Song Networks Holding a Premium of SEK 2,500 per unit (SEK 0.125 per share) and loaned Song Networks Holding SEK 100 per unit. The units were exercisable during the period June 15, 1999 to July 1, 1999.

In 1999, the shareholders of Song Networks Holding approved stock option plans for directors and employees of Song Networks Holding and its Swedish subsidiaries (the "1999 Swedish Option Plans"). Under the 1999 Swedish Option Plans, the Company granted units representing options to purchase 11,656,000 ordinary shares of Song Networks Holding at exercise prices ranging from SEK 7.0 to SEK 25.8 per share. Each unit holder paid Song Networks Holding a Premium ranging from SEK 0.7 to SEK 1.9 per share and loaned Song Networks Holding amounts ranging from SEK 0.3 to SEK 0.5 per unit. The units vest over varying periods through December 1999 and are exercisable over varying periods through October 2002.

On December 23, 1999, the shareholders of Song Networks Holding authorized the issuance of up to 4,000,000 options to employees of the Company's Swedish and non-Swedish subsidiaries. On January 28, 2000, Song Networks Holding granted units to employees of the Company's Swedish and non-Swedish subsidiaries representing options to purchase 820,000 ordinary shares of Song Networks Holding at an exercise price of SEK 129 per share. Options for 789,000 ordinary shares were subscribed for. Each unit holder paid Song Networks Holding a Premium of SEK 15 per share and loaned Song Networks Holding SEK 5 per unit. The units vested in March 2000 and are exercisable from March 2000 through January 2003. In accordance with Swedish law (Leolagen), since Song Networks Holding did not grant the remaining options (3,211,000) prior to Song Networks Holding's IPO on March 15, 2000, Song Networks Holding must obtain a new shareholder approval in order to issue any future options.

On August 15, 2000, the shareholders of Song Networks Holding authorized Song Networks Holding to grant units to former employees of El Tele (see Note 3) representing options to purchase 400,000 ordinary shares of Song Networks Holding at an exercise price of SEK 119 per share. Options for 38,718 of these shares were subscribed for. Each unit holder paid Song Networks Holding a Premium of SEK 23 per share and loaned Song Networks Holding SEK 1 per unit. These units vested in October 2000 and are exercisable from October 2000 through October 2003.

On February 27, 2001, Song Networks Holding's our shareholders approved an issuance of units to employees of the Company's Swedish and non-Swedish subsidiaries, representing options to purchase up to 1,700,000 ordinary shares. promissory notes together with detachable warrants for a new issue of shares. The notes and warrants were issued to enable employees and senior executives in the Song Networks Group to participate in the Stock Option Plan. The employees' subscriptions for the promissory notes connected with the warrants were exercised between March 12, 2001 and March 19, 2001. Options for 320,200 of these shares were subscribed to. Each unit holder paid Song Networks Holding a Premium of SEK 900 per unit (SEK 9 per share) and loaned Song Networks Holding SEK 10 per unit. warrant carries the right to subscribe for one new share of our company. These units vested in September 2001 and are exercisable from September 2001 through March 2004 warrants can be exercised between September 3, 2001 and March 15, 2004 at an exercise price of SEK 52 per share.

On November 15, 2001, the shareholders of Song Networks Holding our shareholders approved an issuance units to employees of the Company's Swedish and non-Swedish subsidiaries, representing options to purchase up to 4,000,000 ordinary shares.of promissory notes together with detachable warrants for a new issue of shares. Options for 3,419,000 of these shares were subscribed to. Each unit holder paid Song Networks Holding a Premium of SEK 75 per unit (SEK 0,75 per share) and loaned Song Networks Holding SEK 10 per unit. The promissory notes with a nominal value of SEK 10 each were connected with 100 warrants issued at a rate of SEK 75, with an addition of SEK 10 for the promissory notes. The offer was aimed at employees and senior executives in the Song Networks group. Each warrant carries the right to subscribe for one new share in Song Networks Holding AB. These units vested in March 2002 warrants can beand are exercisable edfrom March 2002 through November 2004 up to and including 22 November 2004 at an exercise price of SEK 13 per share. In total 3,425,000 warrants were issued.

For the years ended December 31, 1999, 2000 and 2001, the Company recorded total Premiums related to subscriptions of employee options granted under the Unit Option Plans of SEK SEK 9,281,000, SEK 12,746,000 and 5,462,550, respectively. Total loans payable to employees related to Unit Option Plan share subscriptions equaled SEK 4,153,000 and 784,000 at December 31, 2000 and 2001, respectively and have been included in other accrued expenses and other liabilities.

The fair value of options granted under the Unit Option Plans were estimated using the Black-Scholes option-pricing model with the following assumptions for 1999, 2000 and 2001:

	1999	2000	2001

Risk free rate of interest	4%-4.5%	5.1-5.4%	4.10-4.24%
Expected dividend yield	0%	0%	0%
Expected life in years	3-3.2	2.8-3	3
Expected volatility	30%	30%	38-40%

Non-Unit Option Plans

In 1998, the Company's non-Swedish subsidiaries granted both fixed and performance-based stock options to employees to purchase a total of 2,616,000 ordinary shares of Song Networks Holding stock. Fixed stock options for 1,176,000 ordinary shares were granted with exercise prices ranging from NOK 1.8 to NOK 5.0 per share. Performance-based stock options for 1,440,000 ordinary shares were granted with exercise prices ranging from NOK 1.8 to NOK 5.0 per share. The exercise price for 360,000 of the 1,440,000 performance-based stock options granted in 1998 was determined during 2000 and ranged from NOK 5 to NOK 85 per share. The performance-based stock options require the achievement of certain financial goals in order to be exercised. These options vest over varying periods through January 2001.

In 1999, the Company's non-Swedish subsidiaries granted both fixed and performance-based stock options to employees to purchase a total of 3,703,960 ordinary shares of Song Networks Holding stock. Fixed stock options as to 1,803,960 ordinary shares were granted with exercise prices ranging from NOK 4.0 to NOK 19.0. Performance-based stock options for 1,200,000 ordinary shares were granted with an exercise price of NOK 5.0 and performance-based stock options for 700,000 shares were granted with an exercise price that will be determined based on Song Networks Holding's market price at certain dates in the future. Since the exercise price for the 700,000 performance-based stock options was unknown at the date of grant, the Company has deferred the final measure of compensation expense related to these options until the exercise price is known. During 2001, the exercise price for 466,666 of the 700,000 performance-based options was determined and ranged from SEK 28.8 to SEK 188.9 per share. The performance-based stock options require the achievement of certain financial goals in order to be exercised. These options vest over varying periods through September 2002.

Compensation expense recorded by the Company relating to the 1998 grants was not significant in 1998, 1999 or 2000. Compensation expense recorded by the Company relating to the 1999 grants totaled SEK 1,772,000 and SEK 7,738,000 and SEK 3,030,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

The fair value of options granted under the Non-Unit Option Plans were estimated using the Black-Scholes option-pricing model with the following assumptions for 1998 and 1999:

	1998	1999

Risk free rate of interest	4.5%-5.5%	3.5%-5.0%
Expected dividend yield	0%	0%
Expected life in years	1.2-6.0	2.9-5.1
Expected volatility	30%	30%

Summarized Option Information

A summary of the Company's stock option activity for the Option Plans during 1998, 1999, 2000 and 2001 is as follows.

	Number of shares	Weighted average exercise price (in NOK)	Weighted average fair value of options granted during the year (in NOK)

Shares under option December 31, 1997	1,880,000	0.7
Granted	3,816,000	2.6	0.6
Exercised	-	-
Expired	-	-
Forfeited	(96,000)	4.1

Shares under option December 31, 1998	5,600,000	1.9
Granted	15,359,960	7.9	0.9
Exercised	(1,404,000)	3.1
Expired	-	-
Forfeited	(140,000)	14.6

Shares under option December 31, 1999	19,415,960	7.2
Granted	827,718	123.6	14.8
Exercised	(6,679,253)	4.8
Expired	-	-
Forfeited	(138,327)	5.7

Shares under option December 31, 2000	13,426,098	14.4
Granted	3,745,200	14.0	1.2
Exercised	(2,167,385)	4.2
Expired	-	-
Forfeited	(248,330)	5.9

Shares under option December 31, 2001	14,755,583	18.8

For the 14,755,583 options outstanding at December 31, 2001, the range of exercise price is from NOK 5 to SEK 188.9 and the weighted-average remaining contractual life is 1.2 years. Options as to 14,792,000, 10,567,051 and 10,721,233 ordinary shares were exercisable at December 31, 1999, 2000 and 2001, respectively. The weighted average exercise price of the options exercisable at December 31, 1999, 2000 and 2001 was NOK 7.9, NOK 17.2 and NOK 22.2, respectively.

11. Employee Benefit Plans

The primary pension and welfare programs in Sweden, Denmark, Norway and Finland are Government sponsored and cover all of the Company's employees. Under the terms of these programs the Company makes periodic payments, based on the level of salaries and other taxable remunerations, to various government agencies and insurance companies which then invest these funds and pay future benefits. In addition, the Company provides retirement benefits for certain employees through the sponsorship of defined contribution plans. Contributions by the Company relating to these defined contribution plans for the years ended December 31, 1999, 2000 and 2001 were SEK 9,333,000, SEK 22,284,000 and SEK 57,351,000, respectively. The Company has no other significant post-retirement or post-employment benefit plans for employees.

12. Taxes

The Company and its consolidated subsidiaries each file separate tax returns. For financial reporting purposes, the Company and its consolidated subsidiaries calculate their respective tax liabilities on a separate return basis that are combined in the accompanying consolidated financial statements.

Reconciliation between the Swedish corporate statutory tax rate of 28% for 1999, 2000 and 2001 and the Company's effective tax rate is as follows:

	Year Ended December 31,
	1999	2000	2001
	(SEK in thousands)

Computed income tax (expense) benefit at Dutch statutory rate	112,463	227,493	512,717
Change in valuation allowance	(108,889)	(251,166)	(448,524)
Foreign tax differences	-	4,513	10,658
Amortization of goodwill, including write down	(2,451)	(16,480)	(54,251)
Non-deductible expenses	-	667	(12,613)
Non-taxable income	-	42,247	1,705
Other	(3,221)	(2,706)	359

Total income tax (expense) benefit	(2,098)	4,568	10,051

The change in valuation allowance of SEK 251,166,000 in 2000 reflects a tax benefit of SEK 84,714,000 that has been fully provided for relating to stock issuance costs recorded as a reduction in additional paid-in capital.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2000 and 2001 are presented below:

	December 31,
	2000	2001
	(SEK in thousands)
Deferred tax assets:
Net operating and capital loss carryforwards	491,697	779,559
Current liabilities	1,260	410
Intangible fixed assets	-	27,312
Restructuring reserves	-	3,468
Investments	-	13,730
Other current assets	-	6,657
Deferred tax liability:
Tangible fixed assets	(15,951)	(26,627)
Other	-	(5,887)

	477,006	798,622
Less valuation allowance	(477,006)	(798,622)

Net deferred tax asset	-	-

At December 31, 2001, the Company had the following net operating tax loss carry-forwards, which may be utilized to reduce future income taxes payable.

December 31, 2001 (SEK in thousands)

Sweden	1,660,296
Norway	669,983
Denmark	203,692
Finland	213,447
2,747,418

In addition to these net operating tax loss carry-forwards, the Company has certain tax losses in the Netherlands. As of December 31, 1999 and 2000, these losses, which may not be offset against operating income totaled SEK 233,466,000 and SEK 129,778,000, respectively.

The net operating tax loss carry-forwards in Sweden do not expire and can be utilized indefinitely under Swedish tax legislation. Net operating tax loss carry-forwards expire after five years in Denmark and after ten years in Norway and in Finland. A valuation allowance has been established for the entire amount of the net operating loss carry-forwards due to the uncertainty of their recoverability.

13. Related Party Transactions

The Company pays rent to Proffice AB, a subsidiary of one of its shareholders. Additionally, consulting fees of SEK 176,000 and SEK 973,000 were paid to Proffice AB for the years ended December 31, 1998 and 1999, respectively. At December 31, 1999 the Company owed Proffice AB SEK 194,000.

The Company paid SEK 2,921,000, SEK 862,000 and 280,000 the years ended December 31, 1999, 2000 and 2001, respectively to a law firm for legal services at which a brother of the President of the Company is a partner. At December 31, 2000 and 2001, the Company owed the law firm SEK 27,000 and SEK 79,000 respectively.

We paid consultancy fee regarding strategic issues SEK 900,000 for the year ended December 31, 2001, to the Chairman of the Board, Lars Windfeldt. At December 31, 2001, we owed him SEK 900,000.

14. Commitments

Leases

The Company leases certain network capacity, office space, equipment and vehicles under non-cancelable operating lease arrangements. As of December 31, 2001, future minimum lease payments under these operating leases are as follows:

SEK(in thousands)

2002	296,121
2003	252,662
2004	209,276
2005	151,103
2006	145,409
Thereafter	316,034

Total	1,370,605

Total rent expense under operating leases was SEK 43,725,000, SEK 131,886,000 and SEK 287,033,000 for the years ended December 31, 1999, 2000 and 2001, respectively. Song Networks AB, a Swedish subsidiary, recently entered into an eight-year lease for office space in Stockholm.

Purchase Commitments

During 2000 and 2001, the Company has entered into a number of IRU agreements to acquire fiber capacity. In accordance with the terms of the IRU agreements, the Company is required to make an upfront payment upon execution of the IRU agreement but has no obligation to make any further payments until the optical fiber cables are delivered and declared ready for use. As a result, the Company will not record an obligation for the remaining payments until the optical fiber cables are declared ready for use.

These contracts also require the Company to pay fees for future maintenance, typically monthly or quarterly, upon the cables being declared ready for use. The amount of maintenance fees payable are charged to expense as incurred.

Contingencies

Our indirect Swedish subsidiary, Song Networks AB, is involved in a fee dispute with Tele2 AB, which currently is subject to arbitration proceedings. The dispute concerns fees payable by Song Networks AB to Tele2 AB for traffic routed through Tele2 AB's network from November 1, 1999 to July 17, 2000. Tele2 claims that Song Networks AB has failed to fully compensate Tele2 in accordance with the terms of the applicable interconnection agreement with Tele2. Song Networks AB has contested Tele2's claim on several grounds. Arbitration proceedings are being continued. The company believes that it has adequately provided for an unfavorable outcome for these proceedings. However, an unfavorable outcome may result in an increased cost base in the future.

15. Financial Instruments

Statement of Financial Accounting Standard No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107") requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet. Estimates presented herein are not necessarily indictive of the amounts that the company could realize in a current market exchange. The Company in estimating the fair value disclosures for financial instruments used the following methods:

Cash and cash equivalents, restricted assets, trade receivables, trade payables, short-term debt and accrued expenses-the carrying amounts reported in the balance sheet approximate fair value because of the short-term maturity of these instruments.

Investments in available-for-sale securities-the carrying amounts reported in the balance sheet are based on quoted market prices.

Long-term debt-the fair value of the Company's borrowings is estimated based on quoted market prices. The fair value of the $150 million 13% Senior Notes, the EUR 100 million 13% Senior Notes and the EUR 150 million 11⅞% Senior Notes was SEK 1,268,784,000 ($133.5 million), SEK 822,213,000 (EUR 93 million) and SEK 1,180,274,000 (EUR 133.5 million), respectively at December 31, 2000.

The fair values of the foreign currency forward contracts and interest rate swap agreements are estimated by obtaining quotes from the Company's counter party (a major Swedish financial institution) as to the amounts that the Company would expect to receive or pay to terminate the agreements at the reporting date. The fair values of these financial instruments are disclosed in Note 18.

16. Operations by Geographic Area

The Company operates in one business segment, which is the provision of a broad range of telecommunication services including voice, data, internet, server and web hosting and other value added service to customers. The Company conducts operations in Sweden, Norway, Denmark and Finland and is organized and managed on a geographic basis primarily due to differences in the regulatory and competitive environment and customer base that exist within each country of operation. Management focuses on being the "provider of choice" for broadband telecommunication services to its selected customer base in each of its geographic markets.

The Company evaluates performance of its geographic operations and allocates resources based on earnings before interest, income taxes, depreciation and amortization (EBITDA) adjusted for the provision for social security fees and compensation expense on employee stock options, foreign exchange gains and losses, other income (expense) and restructuring charges. ("Adjusted EBITDA"). The accounting policies used in each geographic operation are the same as those described in the summary of significant accounting policies (see Note 2).

Sales and transfers between the Company's geographic operations have not been material for the years ended December 31, 1999, 2000 and 2001.

Summary financial information for the Company's geographic operations is as follows:

	Years ended December 31,
	1999 SEK	2000 SEK	2001 SEK
	(in thousands)

Revenues from external customers:
Sweden	131,812	518,224	915,341
Norway	49,299	204,625	401,477
Denmark	38,678	226,537	455,443
Finland	12,587	98,475	395,547

Total consolidated revenues	232,376	1,047,861	2,167,808

Adjusted EBITDA by geographic operation:
Sweden	(88,420)	(188,887)	(239,569)
Norway	(38,589)	(106,042)	(191,037)
Denmark	(33,616)	(4,337)	(60,903)
Finland	(12,898)	(51,542)	(31,345)
Corporate/other	(5,816)	2,311	(7,878)

Total Adjusted EBITDA	(179,339)	(348,497)	(530,732)
Reconciling items
Provision for social security fees and compensation expense on employee stock options	(57,031)	12,142	2,575
Foreign exchange gains (losses)	(5,873)	(36,025)	95,137
Depreciation and amortization	(33,931)	(239,054)	(711,388)
Interest income (expense), net	(125,043)	(197,866)	(469,223)
Other income (expense), net	(437)	(3,176)	(44,160)
Restructuring charges	-	-	(183,393)

Total reconciling items	(222,315)	(463,979)	(1,310,452)

Total consolidated loss before income taxes	(401,654)	(812,476)	(1,841,184)

	December 31,
	2000	2001
	(SEK in thousands)

Total assets:
Sweden	2,303,439	3,918,446
Norway	1,494,836	2,038,437
Denmark	925,018	1,086,686
Finland	628,102	1,901,514
Corporate and other	3,233,566	980,011

Total	8,584,961	9,925,094

Purchases of property and equipment:
Sweden	812,461	1,668,479
Norway	221,645	584,939
Denmark	252,341	271,536
Finland	339,062	458,794

Total	1,625,509	2,983,748

Depreciation:
Sweden	91,641	222,180
Norway	34,056	140,603
Denmark	24,614	64,590
Finland	9,768	70,142

Total	160,079	497,515

Long-lived assets:
Sweden	1,491,622	2,631,887
Norway	727,312	1,289,262
Denmark	361,049	624,566
Finland	375,903	1,079,021

Total	2,955,886	5,624,736

17. Derivatives

The Company only uses derivative financial instruments for hedging purposes.

During 1999, the Company entered into three foreign currency forward contracts to hedge against the effect of exchange rate fluctuations on the 13% Senior Notes and the 11⅞% Senior Euro Notes, respectively (see Note 7). These foreign currency forward contracts matured during 2000 and were rolled-over by the Company into new foreign currency forward contracts in 2000. The foreign currency forward contracts require the Company to exchange Swedish Kronor for U.S. dollars and Euros. The discount on the foreign currency forward contracts, representing the difference between the contracted forward rate and the spot rate on the date of the contracts, is amortized into interest expense over the life of the contracts. The contracts are adjusted to the applicable year-end exchange rates and therefore are subject to fluctuations in value. Such fluctuations, however, are generally offset by the changes in the carrying value of the 13% Senior Notes, and the 11⅞% Senior Euro Notes, which are also adjusted to the applicable year end exchange rates.

During 2000, the Company entered into two interest rate swap agreements to manage its exposure to interest rate fluctuations. Under these agreements, the Company pays a floating rate of interest and receives a fixed rate of interest over the term of the interest rate swap agreements without the exchange of the underlying notional amounts. The Senior Notes (See Note 7) are all fixed rate obligations. The interest rate swap agreements thus have the effect of converting a portion (the notional amount of the interest rate swap) of the Senior Notes from a fixed rate obligation to a floating rate obligation.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative instruments and Hedging Activities (FAS133) and its amendments Statements 137 and 138, in June 1999 and June 2000, respectively. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of FAS 133 on January 1, 2001 did not have a material impact on the financial statements. The impact an expense of SEK 2,397,000 was recorded in the consolidated statement of operation.

During 2001, forward currency forward contracts matured and were rolled-over by us into new foreign currency forward contracts until October 2001, when all such contracts were terminated. At the same time both intrest rate swap agreements were terminated. Consequently we have no derivative instruments as of December 31, 2001.

The fair values of the foreign currency forward contracts and interest rate swap agreements are estimated by obtaining quotes from the Company's counter party (a major Swedish financial institution) as to the amounts that the Company would expect to receive or pay to terminate the agreements at the reporting date.

Information regarding the Company's derivative financial instruments at December 31, 2000 are as follows:

	Notional Amount	Fair Value
Foreign Currency Forward Contracts
December 31, 2000
U.S. Dollars	$124,342,874	$117,010,386
Euros	EUR 231,735,393	EUR 241,491,381
Interest Rate Swap Agreements
December 31, 2000
U.S. Dollars	$30,000,000	$923,342
Euros	EUR 50,000,000	EUR 171,571

18. Recent Accounting Pronouncements

In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 eliminates the use of the pooling-of interests method of accounting for business combinations and clarifies the criteria used to recognize intangible assets separately from goodwill in accounting for a business combination under the purchase method. SFAS 141 is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 and this statement supercedes APB Opinion No. 16 "Business Combinations" and related interpretations.

Under SFAS 142, goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment (or more frequently if indicators of impairment arise). Further separable intangible assets that are not deemed to have an indefinite life will continue to amortized over their expected useful lives with no maximum life specified; whereas under prior rules a maximum life of 40 years was required.

In 2002 we must adopt Financial Standard No. 142, "Goodwill and Other Intangible Assets". This standard requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. The new standards generally will be effective for the Company in the first quarter of 2002 and for purchase business combinations consummated after June 30, 2001.

We will apply the new rules on accounting for goodwill and other intangible assets in 2002. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in net income of SEK 202 million (SEK 40.88 per share) per year. During 2002, we will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets and have not yet determined what the effect of these tests will be on the earnings and financial position of the Company. Preliminary analyses show that it is expected that there will be a write down of goodwill under the new standard, the amount of which is likely to be significant. However, an estimate of the actual amount has yet to be determined at this time.

In August 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143 "Asset Retirement Obligations" ("SFAS 143") regarding non-temporary removal of long-lived asset from service, whether by sale, abandonment, recycling or other method of disposal. Under SFAS 143 qualifying asset retirement obligations resulting from legal obligations associated with retirement are recorded at present fair value when the liability is deemed probable, which for assets acquired subject to existing retirement obligations will entail recognition upon acquisition. The fair present value of the retirement obligations are recorded as an increase to long-lived assets, which is subsequently amortized using a systematic and rational allocation method. Under SFAS 143 the retirement obligation is accreted to future value over time, with the increase in obligation being recorded as interest expense. SFAS 143 will become effective the first day of fiscal years beginning after June 15, 2002, which for the Company will be January 1, 2003, with early application permitted. The transition impact will be recorded as a cumulative change in accounting policy as of the beginning of the fiscal year. Management does not expect that the adoption of SFAS 143 will have a material impact on the of the Company's results of operations or financial position.

In October 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supercedes Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of ("SFAS 121")" and those sections of Accounting Principle Board Standard No. 30 "Reporting the Results of Operations" ("APB 30"), related to discontinued operations. The scope of SFAS 144 includes long-lived assets, or groups of assets, to be held and used as well as those which are to be disposed of by sale or by other method, but excludes a number of long-lived assets such as goodwill and intangible assets not being amortized under the application of SFAS 142. Under SFAS 144 the impairment test methodologies of SFAS 121 are essentially unchanged as the standard requires testing for impairment when indicators of impairment are in evidence, and that impairment losses are recognized only if the assets carrying value is not recoverable (based on undiscounted cash flows) and the carrying value of the long lived asset (group) is higher than the fair value.

SFAS 144 is effective the first day of fiscal years beginning after December 15, 2001, which for the Company will be January 1, 2002, with early application encouraged. The Company currently accounts for impairment of its long-lived assets in accordance with SFAS 121, and accordingly, management does not expect that the adoption of SFAS 144 will have a material impact on the of the Company's results of operations or financial position.

19. Loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Years ended December 31,
	1999	2000	2001
	(SEK in thousands except share amounts)

Numerator:
Net loss	(403,752)	(807,908)	(1,831,133)
Accretion of redeemable preferred shares	(3,164)	-	-
Preferred stock dividends	(11,940)	-	-

Total consolidated revenues	(418,856)	(807,908)	(1,831,133)

Denominator:
Denominator for basic loss per share - weighted average shares outstanding	75,967,879	139,642,274	161,857,919

Basic and diluted loss per share	(5.51)	(5.79)	(11.31)

The conversion of stock options, warrants and redeemable preferred shares (prior to conversion to ordinary shares) has not been considered, as the effect would be anti-dilutive.

20. Marketable Securities

The following is a summary of the Company's available-for-sale securities and held-to-maturity securities:

Available-For-Sale Securities (All due within one year)

	December 31, 2001
	Cost	Unrealized Gains	Unrealized Losses	Market Value
	(SEK in thousands)

Swedish corporate bonds	780,409	2,832	-	783,241

	December 31, 2000
	Cost	Unrealized Gains	Unrealized Losses	Market Value
	(SEK in thousands)

Swedish corporate bonds	1,819,000	968	(245)	1,819,723

Held-To-Maturity Securities

	December 31, 2001
	Cost	Unrealized Gains	Unrealized Losses	Market Value
	(SEK in thousands)

U.S. treasury strips	105,462	1,252	-	106,714
French OAT	59,986	-	(33)	59,953

	165,448	1,252	(33)	166,667

	December 31, 2000
	Cost	Unrealized Gains	Unrealized Losses	Market Value
	(SEK in thousands)

U.S. treasury strips	267,621	-	(869)	266,752
French OAT	171,925	-	(2,077)	169,848

	439,546	-	(2,946)	436,600

The following table shows the amortized costs and market value of the Company's held-to-maturity securities by maturity at December 31, 2001:

Held-To-Maturity Securities

	December 31, 2001
	Amortized Cost	Market Value
	(SEK in thousands)

Due in 1 year or less	165,448	166,667
Due after 1 year through 5 years	-	-

	165,448	166,667

For the year ended December 31, 2001, the Company recorded a gain of SEK 1,474,000 from the sale of securities.

21. Supplemental Cash Flow Information

The table below provides supplemental information to the statements of consolidated cash flows:

	Year Ended December 31,
	1999	2000	2001
	(SEK in thousands)

Cash paid for:
Income taxes	-	-	-
Interest	140,784	441,372	573,157
Non-cash investing and financing activities:
Financing of property and equipment purchases	-	533,787	372,215
Payment for acquisition by means of new share issue	-	-	140,490

22. Restricted Net Assets

The indenture agreements relating to the 13% Senior Notes and the 11⅞% Senior Euro Notes restrict Song Networks N.V. and certain of its subsidiaries from paying dividends or making other loans or advances to the Company (see Note 7). At December 31, 2001, restricted net assets of the Company's consolidated subsidiaries were SEK 1,962,507 Condensed parent company financial statements that include transactions with subsidiaries are as follows:

Condensed Balance Sheets

	December 31,
	2000	2001
	(SEK in thousands)

ASSETS
Current assets:
Cash	59,406	182,424
Other current assets	121,230	138,665
Total current assets	180,636	321,089
Investments in associated companies	29,059	28,841
Investments in affiliates	3,545,423	1,931,282
Other financial assets	-	9,194
Property and equipment, net	587	465

Total assets	3,755,705	2,290,871

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities	8,227	6,889
Redeemable preferred shares	-	-
Investments in affiliates	-	-
Total shareholders' equity (deficit)	3,747,478	2,283,982

Total liabilities and shareholders' equity (deficit)	3,755,705	2,290,871

Condensed Statements of Operations

	Years ended December 31,
	1999	2000	2001
	(SEK in thousands)
OPERATING REVENUES	-	-	-
OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	-	-	-
Selling	-	-	-
General and administrative	-	(11,218)	(13,667)
Depreciation and amortization	(5,915)	(91)	(204)

Total operating expenses	(5,915)	(11,309)	(13,871)
OPERATING LOSS	(5,915)	(11,309)	(13,871)

OTHER INCOME (EXPENSES):
Interest income (expense), net	366	18,464	18,956
Loss on sale of operations	-	-	(65,355)
Equity in loss of affiliates	(398,203)	(806,308)	(1,751,213)

Loss before income taxes	(403,752)	(799,153)	(1,811,483)

Net loss	(403,752)	(799,153)	(1,811,483)

Condensed Statements of Cash Flows

	Years ended December 31,
	1999	2000	2001
	(SEK in thousands)
Net cash provided by (used in) operating activities	(2,420)	36,887	(35,090)

Cash flows from investing activities
Acquisition of business	-	(53,932)	(11,423)
Investments in unconsolidated affiliates	-	(29,059)	-
Shareholders contributions to affiliates, net	(199,521)	(4,433,283)	(1,530)
Capital expenditures	-	(678)	(82)
Net cash used in investing activities	(199,521)	4,516,952)	(13,035)

Cash flows from financing activities
Proceeds from stock options exercised	4,704	34,525	13,418
Proceeds from stock options granted	9,281	12,746	2,876
Net proceeds from sale of ordinary shares	40,961	4,465,262	158,513
Net proceeds from sale of redeemable preferred shares	168,534	-	-
Proceeds from employee loans	3,316	3,984	15
Repayments from employee loans	(206)	(3,064)	(3,678)
Net cash provided by financing activities	226,590	4,513,453	171,144

Net increase (decrease) in cash	24,649	33,388	123,018
Cash at the beginning of the year	1,369	26,018	59,406

Cash at the end of the year	26,018	59,406	182,424

23. Subsequent Events (unaudited)

  Tomas Franzén appointed new Chief Executive Officer in March 2002 - On March 7, 2002, we announced that our Chief Executive Officer, Ivar Strömberg, was resigning with effect from March 31, 2002 and will be replaced by Tomas Franzén, the Chief Executive Officer of AU-System AB, who will take up his position on April 1, 2002.

  Change in Song Networks Holding AB's Board of Directors in September 2001 and March 2002 - On September 24, 2001 the company announced that Craig Young resigned as a board member, and on March 7, 2002, we announced that Paul Salem, who represented Providence Equity Partners on the Board, resigned as a board member. No successors either to Mr. Young or Mr. Salem have been appointed.

  Fiber Network ring in Europe purchased in January 2002 - On January 8, 2002, our Norwegian subsidiary Song Networks AS purchased, on behalf of the Song Networks group, the international fiber network from the bankruptcy estate of Enitel of Norway. We are now able to link our Nordic fiber network with the United Kingdom, the Netherlands and Germany. The network has a current capacity of 20 Gbps that can be increased to 160 Gbps using existing equipment. The agreement covers twin fiber purchased as an IRU-contract over 15 years.

Item 19. Exhibits

Exhibit No.	Description
1.1*

Articles of Association of Song Networks Holding AB, as amended May 16, 2001. (filed as Exhibit 1.1 to our annual report on form 20-F filed with the Commission on June 19, 2001 and incorporated herein by reference.

2.1*

Euro Indenture, dated January 31, 2001, between Song Networks N.V. and United States Trust Company of New York (filed as Exhibit 4.1 to Song Networks N.V.'s Registration Statement on Form F-4 (Registration No. 333-13266) filed with the Commission on March 9, 2001 and incorporated herein by reference)

2.2*	Form of 12⅜% Senior Notes due 2008 (included as part of Exhibit 2.1)
2.3*

Registration Rights Agreement, dated January 31, 2001, among Song Networks N.V., Goldman Sachs International and Lehman Brothers International (Europe) (filed as Exhibit 4.3 to Song Networks N.V.'s Registration Statement on Form F-4 (Registration No. 333-13266) filed with the Commission on March 9, 2001 and incorporated herein by reference)

2.4*

Euro Indenture, dated December 14, 1999, between Song Networks N.V. and United States Trust Company of New York (filed as Exhibit 4.1 to Song Networks N.V.'s Registration Statement on Form F-4 (Registration No. 333-11626) filed with the Commission on April 20, 2000 and incorporated herein by reference)

2.5*	Form of 11⅞% Senior Notes due 2009 (included as part of Exhibit 2.4)
2.6*

Registration Rights Agreement, dated December 14, 1999, among Song Networks N.V., Lehman Brothers International (Europe) and Goldman Sachs International (filed as Exhibit 4.3 to Song Networks N.V.'s Registration Statement on Form F-4 (Registration No. 333-11626) filed with the Commission on April 20, 2000 and incorporated herein by reference)

2.7*

Dollar Warrant Agreement, dated May 18, 1999 between Tele1 Europe B.V. and United States Trust Company of New York (filed as Exhibit 10.3 to Song Networks N.V.'s Registration Statement on Form F-4 (Registration No. 333-10626) filed with the Commission on July 26, 1999, and incorporated herein by reference)

2.8*

Euro Warrant Agreement, dated May 18, 1999, between Tele1 Europe B.V. and United States

Trust Company of New York (filed as Exhibit 10.4 to Song Networks N.V.'s Registration

Statement on Form F-4 (Registration No. 333-10626) filed with the Commission on July 26,

1999, and incorporated herein by reference)

2.9*

Dollar Indenture, dated May 18, 1999 between Tele1 Europe B.V. and United States Trust

Company of New York (filed as Exhibit 4.1 to Song Networks N.V.'s Registration Statement

on Form F-4 (Registration No. 333-10626) filed with the Commission on July 26, 1999, and incorporated herein by reference)

2.10*	Form of 13% Senior Dollar Notes due 2009 (included as part of Exhibit 2.9)
2.11*

Euro Indenture, dated May 18, 1999, between Tele1 Europe B.V. and United States Trust

Company of New York (filed as Exhibit 4.3 to Song Networks N.V.'s Registration Statement

on Form F-4 (Registration No. 333-10626) filed with the Commission on July 26, 1999, and incorporated herein by reference)

2.12*	Form of 13% Senior Euro Notes due 2009 (included as part of Exhibit 2.11)

Registration Rights Agreement, dated May 18, 1999, among Tele1 Europe B.V., Lehman

Brothers International (Europe) and Morgan Stanley & Co. International Limited (filed as

Exhibit 4.5 to Song Networks N.V.'s Registration Statement on Form F-4 (Registration

No. 333-10626) filed with the Commission on July 26, 1999 and incorporated herein by reference)

3.1*

Investment Agreement, dated February 9, 1999, among Providence Equity Partners L.P,

Providence Equity Partners II, L.P., De Facto AS, Fritas AS, Fjellbakke AS, Kunskapskontoret

AB, Tommy Ekström, Ivar Strömberg, and Song Networks Ab (formerly Tele1 Europe AB) (filed as Exhibit 3.1 to Song

Networks N.V.'s Annual Report on Form 20-F (Commission file No. 333-10626) filed with the

Commission on March 31, 2001 and incorporated herein by reference)

4.1*

Underwriting Agreement, dated March 31, 2000, among Tele1 Europe Holding AB, Lehman

Brothers International (Europe) and Goldman Sachs International (filed as Exhibit 1.1 to the

Registrant's Registration Statement on Form F-1 (Registration No. 333-11556) filed with the

Commission on March 15, 2000 and incorporated herein by reference)

4.2*

Share Sale and Purchase Agreement between Tele1 Europe Group AB and the Shareholders in WinEasy AB, dated December 8, 1999 (filed as Exhibit 4.2 to Song Networks N.V.'s Annual

Report on Form 20-F (Commission file No. 333-10626) filed with the Commission on

March 31, 2001 and incorporated herein by reference)

4.3*

Share Purchase Agreement, dated October 1, 1999, between Tele1 Europe A/S, Rasmus

Lisbjerg Jensen and Jakob WS. Kjærgaard (filed as Exhibit 4.3 to Song Networks N.V.'s

Annual Report on Form 20-F (Commission file No. 333-10626) filed with the Commission on

March 31, 2001 and incorporated herein by reference)

4.4*

Supply Agreement between Tele1 Europe Group AB and Mercury Corporation, dated

February 6, 2001 (filed as Exhibit 4.4 to Song Networks N.V.'s Annual Report on Form 20-F

(Commission file No. 333-10626) filed with the Commission on March 31, 2001 and incorporated herein by reference)

4.5*

Purchase Agreement between Tele1 Europe AS and ElTele Rogaland AS, dated June 29, 2000

(filed as Exhibit 4.5 to Song Networks N.V.'s Annual Report on Form 20-F (Commission file

No. 333-10626) filed with the Commission on March 31, 2001 and incorporated herein by reference)

4.6*

Asset and Sale Business and Share Agreement between Song Networks AB and Sonera Sverige AB and Sonera Oy regarding certain assets and business of Sonera Sverige AB, dated May 2001 (filed as Exhibit 4.6 to Song Networks N.V.'s Report for August 14, 2001 on Form 6-K (Commission file No 0-17140) filed with the Commission on August 15, 2001 and incorporated herein by reference)

4.7*

Share Purchase Agreement by and between Telia AB and Song Networks Holding AB, dated June 20, 2001. (filed as Exhibit 4.7 to Song Networks N.V.'s Report for August 14, 2001 on Form 6-K (Commission file No 0-17140) filed with the Commission on August 15, 2001 and incorporated herein by reference)

4.8*

Asset Purchase Agreement between Song Networks Holding AB and Cegal AS, dated August , 2001. (filed as Exhibit 4.8 to Song Networks N.V.'s Annual Report on Form 20-F (Commission file

No. 333-10626) filed with the Commission on April 1, 2002 and incorporated herein by reference)

7.1*	Statement regarding computation of earnings to fixed charges
8.1*	Chart of subsidiaries

* Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONG NETWORKS HOLDING AB

Signature	Title	Date

/s/ Tomas Franzén	President and Chief Executive Officer, member of the Management Board	April 3, 2002
Tomas Franzén
/s/ Liia Nõu	Principal Accounting and Chief Financial Officer, member of the Management Board	Apri1 3, 2002
Liia Nõu